Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

As confidentially submitted to the Securities and Exchange Commission on August 12, 2024

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

Acuren Corporation
(Exact Name of Registrant as Specified in Its Charter)

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The British Virgin Islands*	7389	66-1076867
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377
(800) 218-7450
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________________

Michael Grigsby
c/o Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377
(800) 218-7450
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

Copy to:

Flora R. Perez, Esq.
Brian J. Gavsie, Esq.
Laurie Green, Esq.
Greenberg Traurig, P.A.
401 East Las Olas Boulevard, Suite 2000
Fort Lauderdale, FL 33301
Phone: (954) 765-0500

_____________________________________

Approximate date of commencement of proposed sale to the public: The domestication described herein will be effective on, or as soon as practicable after, the date that this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

____________

*         This registration statement is being filed to effect a domestication under Section 388 of the General Corporation Law of the State of Delaware and a discontinuance under Section 184 of the BVI Business Companies Act, 2004 (as amended), pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the British Virgin Islands to the State of Delaware, United States of America.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [•], 2024

PROSPECTUS

ACUREN CORPORATION

_______________________

Shares of Common Stock
Warrants
Series A Preferred Stock

DOMESTICATION IN DELAWARE

_______________________

Our board of directors (the “Board of Directors”) has unanimously approved a proposal to change our jurisdiction of incorporation by discontinuing from the British Virgin Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). This prospectus relates to (i) the shares of our common stock, warrants and Series A Preferred Stock into which our outstanding ordinary shares, warrants and Founder Preferred Shares will be converted as a result of the Domestication and (ii) the shares of our common stock into which our outstanding options and restricted stock units may vest and settle following the Domestication. Acuren Corporation is incorporated with limited liability under the laws of the British Virgin Islands under the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”). To effect the Domestication, we will, upon the final approval of our Board of Directors, file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware and file a notice of continuance out of the British Virgin Islands with the British Virgin Islands Registrar of Corporate Affairs (we refer to the British Virgin Islands entity prior to the domestication as “Acuren BVI”), under which we will be domesticated and continue as a Delaware corporation (we refer to the domesticated Delaware entity as “Acuren Delaware”). Acuren Delaware will be deemed to be the same legal entity as Acuren BVI. On the effective date of the Domestication, each of our currently issued and outstanding (i) ordinary shares will automatically convert, by operation of law, on a one-for-one basis, into shares of Acuren Delaware common stock, par value $[•] per share (“Acuren Delaware common stock”), (ii) warrants will automatically convert, on a one-for-one basis, into warrants exercisable for shares of Acuren Delaware common stock (iii) Founder Preferred Shares will automatically convert, by operation of law, on a one-for-one basis, into shares of Series A Preferred Stock and (iv) options exercisable for Acuren BVI ordinary shares shall become exercisable for shares of Acuren Delaware common stock. In addition, all outstanding restricted stock units which vest and settle into Acuren BVI ordinary shares will ultimately settle into shares of Acuren Delaware common stock. Under British Virgin Islands law and our current governing documents, we do not need shareholder approval of the Domestication, and our shareholders do not have statutory dissenters’ rights of appraisal as a result of the Domestication.

We are not asking you for a proxy, and you are requested not to send us a proxy. No shareholder action is required to effect the Domestication. See “The Domestication — No Vote or Dissenters’ Rights of Appraisal in the Domestication.”

In connection with the Domestication, we intend to list our common stock on the New York Stock Exchange (the “NYSE”) under the ticker symbol “TIC”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary — Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus will not be filed with the British Virgin Islands Registrar of Corporate Affairs. Neither the British Virgin Islands Financial Services Commission nor the British Virgin Islands Registrar of Corporate Affairs accepts any responsibility for Acuren Delaware’s financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Prospectus dated            , 2024

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

i

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ABOUT THIS PROSPECTUS

No person has been authorized to give any information or make any representation concerning us or the Domestication (other than as contained in this prospectus) and, if any such other information or representation is given or made, you should not rely on it as having been authorized by us. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Terms Used in This Prospectus

Unless the context otherwise requires, in this prospectus, the term(s) (1) “the Company,” “we,” “us” and “our” refer to Acuren Corporation (formerly known as Admiral Acquisition Limited) and its consolidated subsidiaries as it currently exists under British Virgin Islands law and will continue under Delaware law after the Domestication, (2) “Acuren BVI” and “Acuren Delaware” refer to the Company prior to and after the Domestication, respectively, and (3) “ASP Acuren” refers to ASP Acuren Holdings, Inc. and its consolidated subsidiaries prior to its acquisition by the Company on July 30, 2024 (the “Acuren Acquisition” or the “Transaction”). All references in this prospectus to the “Predecessor” refer to ASP Acuren for all periods prior to its acquisition by the Company and all references to “Successor” refer to the Company for all periods.

Presentation of Financial and Other Information

In this prospectus, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America. In connection with the Acuren Acquisition, we changed our fiscal year end from November 30 to December 31.

Unaudited Pro Forma Financial Information

Following the Acuren Acquisition, which was consummated on July 30, 2024, ASP Acuren is considered to be our Predecessor under applicable SEC rules and regulations. As a result, we have included in this prospectus unaudited pro forma financial information based on the historical financial statements of Admiral and ASP Acuren, combined and adjusted to give effect to the Acuren Acquisition as if it had occurred as of January 1, 2023 for the income statement data and as of June 30, 2024 for the balance sheet data. The unaudited pro forma combined consolidated financial information has been prepared in accordance with the basis of preparation described in “Unaudited Pro Forma Financial Information — Notes to Unaudited Pro Forma Condensed Combined Financial Information.”

Trademarks and Trade Names

This prospectus contains some of our trademarks and trade names. All other trademarks or trade names of any other company appearing in this prospectus belong to their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Statements as to our ranking, market position and market estimates are based on independent industry publications, third-party forecasts, management’s estimates and assumptions about our markets and our internal research. Our internal estimates are based upon our understanding of industry and market conditions, and such information has not been verified by any independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are subject to uncertainty and risk due to a variety of factors, including those discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements”. These forward-looking statements are based on beliefs and assumptions as of the date such statements are made and are subject to risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “expect,” “anticipate,” “project,” “will,” “should,” “believe,” “intend,” “plan,” “estimate,” “potential,” “target,” “would,” and similar expressions, although not all forward-looking statements contain these identifying terms.

These forward-looking statements are based on our current expectations and assumptions and on information currently available to management and include, among others, statements regarding, as of the date such statements are made:

•        our beliefs and expectations regarding our business strategies and competitive strengths, and our ability to maintain and advance our market share and position, grow our business organically and through acquisitions, and capitalize on customer demand;

•        our beliefs regarding competition, our relative market positioning and the competitive factors in the industries we serve;

•        our beliefs regarding our regional, decentralized operating model and differentiated leadership culture;

•        our beliefs regarding our acquisition platform and ability to execute on and successfully integrate strategic acquisitions;

•        our beliefs regarding the recurring and repeat nature of our business;

•        our expectations regarding industry trends and their impact on our business, and our ability to capitalize on the opportunities presented in the markets we serve;

•        our intent to continue to grow our business, both organically and through acquisitions, and our beliefs regarding the impact of our business strategies on our growth;

•        our plans and beliefs with respect to our leadership development platform;

•        our beliefs regarding our customer relationships and plans to grow existing business and expand service offerings;

•        our beliefs regarding the sufficiency of our properties and facilities;

•        our expectations regarding labor matters;

•        our beliefs regarding the adequacy of our insurance coverage;

•        our expectations regarding the increased costs and burdens of being a public company;

•        our expectations regarding the cost of compliance with laws and regulations;

•        our expectations and beliefs regarding accounting and tax matters;

•        our beliefs regarding the sufficiency of our current sources of liquidity to fund our future liquidity requirements, our expectations regarding the types of future liquidity requirements and our expectations regarding the availability of future sources of liquidity;

•        our beliefs regarding the benefits of the Domestication; and

•        our intent to settle future dividends on Founder Preferred Shares in shares of Acuren Delaware common stock.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Important factors that may materially affect the forward-looking statements include the following:

•        economic conditions affecting the industries we serve, including the construction industry and the energy sector, as well as general economic conditions;

•        adverse developments in the credit markets that could adversely affect funding of construction projects;

•        the ability and willingness of customers to invest in infrastructure projects;

•        a decline in demand for our services or for the products and services of our customers;

•        the fact that our revenues are derived primarily from contracts with durations of less than six months and the risk that customers will not renew or enter into new contracts;

•        our ability to successfully acquire other businesses, successfully integrate acquired businesses into our operations and manage the risks and potential liabilities associated with those acquisitions;

•        the impact of our regional, decentralized business model on our ability to execute on our business strategies and operate our business successfully;

•        our ability to compete successfully in the industries and markets we serve;

•        our ability to properly manage and accurately estimate costs associated with specific customer projects, in particular for arrangements with fixed price terms;

•        increases in the cost, or reductions in the supply, of the materials we use in our business and for which we bear the risk of such increases;

•        our relationship with our employees, a large portion of which are covered by collective bargaining arrangements, and our ability to effectively manage and utilize our workforce;

•        the inherently dangerous nature of the services we provide and the risks of potential liability;

•        the impact of customer consolidation;

•        the loss of the services of key senior management personnel and the availability of skilled personnel;

•        the seasonality of our business and the impact of weather conditions;

•        the variability of our operating results between periods and the resulting difficulty in forecasting future operating results;

•        litigation that results from our business, including costs related to any damages we may be required to pay as a result of product liability claims brought against our customers;

•        our ability to remediate any material weaknesses;

•        the impact of health, safety and environmental laws and regulations, and the costs associated with compliance with such laws and regulations;

•        our substantial level of indebtedness and the effect of restrictions on our operations set forth in the documents that govern such indebtedness; and

•        our compliance with certain financial maintenance covenants in the documents governing our indebtedness and the effect on our liquidity of any failure to comply with such covenants.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Other factors not discussed herein could also have a material adverse effect on us. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. These forward-looking statements speak only as of the date of this prospectus. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

v

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

SUMMARY

This summary provides an overview of selected information regarding our business and operations on a consolidated basis, including the operations of ASP Acuren that we acquired on July 30, 2024. Because this is only a summary, it may not contain all of the information that may be important to you in understanding the Domestication. You should carefully read this entire prospectus, including the section entitled “Risk Factors.”

Overview

We were incorporated on December 15, 2022 with limited liability under the laws of the British Virgin Islands under the BVI Companies Act under the name Admiral Acquisition Limited (“Admiral”). We were created for the purpose of acquiring a target company or business. On May 22, 2023, we raised gross proceeds of (i) approximately $539.5 million in connection with our initial public offering of Acuren BVI ordinary shares (with matching warrants (“Warrants”)) on the London Stock Exchange (“LSE”) at a price of $10.00 per Acuren BVI ordinary share, and (ii) a further $10.5 million through the subscription of a class of shares referred to as founder preferred shares (“Founder Preferred Shares”) (with Warrants being issued to subscribers of Founder Preferred Shares on the basis of one Warrant per Founder Preferred Share) at a price of $10.50 per Founder Preferred Share. Each Warrant entitles the holder to one-fourth of an ordinary share, exercisable in multiples of four Warrants at $11.50 per whole ordinary share.

On July 30, 2024, we completed our acquisition of ASP Acuren, a market leading provider of critical asset integrity services, and we changed our name to Acuren Corporation.

The consideration paid at closing for the Acuren Acquisition was approximately $1.85 billion in cash. We funded the consideration paid with a combination of $568.0 million cash on hand, a $775.0 million senior loan facility and an aggregate of $675.0 million of proceeds from the issuance of Acuren BVI ordinary shares to investors (the “PIPE Financing”) and proceeds from an early warrant exercise financing (the “Warrant Financing”). Following the closing of the Acuren Acquisition, we had 121,412,515 Acuren BVI ordinary shares and 1,000,000 Founder Preferred Shares issued and outstanding.

The Acuren BVI ordinary shares began trading on the LSE on May 22, 2023. Due to the completion of the Acuren Acquisition, trading on the LSE was suspended on July 30, 2024, and the listing is expected to be cancelled on August 19, 2024.

In connection with the Domestication, we intend to list our common stock on the NYSE under the ticker symbol “TIC”.

Our principal executive offices are located at 14434 Medical Complex Drive, Suite 100, Tomball, TX 77377, our telephone number is (800) 218-7450 and we maintain a website with the address www.acuren.com. Our website is not incorporated by reference into this registration statement.

Our Business

We are a leading provider of critical asset integrity services through three interrelated primary offerings; (i) nondestructive testing (“NDT”) solutions, (ii) rope access technician (“RAT”) solutions, and (iii) consulting engineering and lab testing. We operate primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. We provide these essential and often compliance-mandated (often at customer locations) services in the industrial space and are focused on the recuring maintenance needs of our customers.

NDT services include inspection and evaluation of industrial equipment through various technology-enabled methods to ensure asset integrity, avoid costly accidents and comply with regulatory requirements without destroying the asset or component. Given the amount of activity required at heights in the industrial space, we provide market leading RAT solutions to reach difficult areas without scaffolding. The work on ropes at heights extends beyond inspection and testing to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical services. We offer these trades in a niche way where RAT solutions are optimal (cost efficient and/or schedule enhancing) and where we can provide quality services without compromising safety.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

The consulting engineering and lab testing services include inspection of customer parts and materials efficiently in quality-controlled environments within our lab facilities which are strategically located near industrial centers. Additionally, we provide highly specialized materials engineering services including failure investigation, material selection, corrosion engineering, welding engineering, fracture mechanics, destructive testing, and chemical analysis.

We are headquartered in Tomball, Texas and operate from approximately 119 service centers and approximately 22 engineering and lab facilities. We operate in two geographical segments, the U.S. and Canada, and also have limited operations located in the United Kingdom. As of July 10, 2024, we had 6,383 employees, approximately 5,000 of whom are engineers and technicians. We have recurring revenue and repeat business from our diversified long-standing customers across a variety of end markets. We believe the essential nature of our work provides stable and predictable cash flows. Organic growth is enhanced as assets and infrastructure age, requiring additional investment to ensure compliance and safe operation. Our engineers and technicians play an important role in the life extension of industrial assets. Contractual arrangements and master service agreements have terms ranging from a few days to five years. Substantially all of our revenue is derived from services contracted on a time and materials basis.

The Acuren Acquisition

On May 21, 2024, Admiral, ASP Acuren, AAL Merger Sub, Inc. (the “Merger Sub”) and ASP Acuren Investco LP (in its capacity as the representative of all the stockholders of ASP Acuren, the “Stockholders”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, at the closing of the Acuren Acquisition on July 30, 2024, Merger Sub merged with ASP Acuren resulting in ASP Acuren becoming a wholly owned subsidiary of Admiral (the “Merger”).

Acuren Acquisition Financing

The consideration paid at closing for the Acuren Acquisition was approximately $1.85 billion in cash. We funded the consideration paid with a combination of $568.0 million cash on hand, a $775.0 million senior loan facility and an aggregate of approximately $675.0 million of proceeds from the PIPE Financing and the Warrant Financing. Following the closing of the Acuren Acquisition, we had 121,412,515 Acuren BVI ordinary shares and 1,000,000 Founder Preferred Shares issued and outstanding.

The Domestication

We intend to change our jurisdiction of incorporation from the British Virgin Islands to the State of Delaware. We will affect the Domestication by filing with the Secretary of State of the State of Delaware a certificate of corporate domestication and a certificate of incorporation, and by filing with the British Virgin Islands Registrar of Corporate Affairs a notice of continuation out of the British Virgin Islands and certified copies of the certificates filed in Delaware. Acuren Delaware will be deemed to be the same legal entity as Acuren BVI. The Domestication and the Acuren Delaware certificate of incorporation of Acuren Delaware were approved by our Board of Directors. No action of our shareholders is required to effect the Domestication. We anticipate that the Domestication will become effective shortly after the effectiveness of the registration statement of which this prospectus forms a part (we refer to this date as the “Effective Time”). See “Description of Capital Stock; Comparison of Rights — Effective Time.” Acuren BVI has not received (and is not required by British Virgin Islands law to receive) approval of a plan of arrangement in the British Virgin Islands, and no plan of arrangement is contemplated. For more information about the Domestication, see the section entitled “The Domestication.”

Comparison of Shareholder Rights

The Domestication will change our jurisdiction of incorporation from the British Virgin Islands to the State of Delaware. While we are currently governed by the BVI Companies Act, upon Domestication, we will be governed by the General Corporation Law of the State of Delaware (the “DGCL”). There are differences between British Virgin Islands corporate law and Delaware corporate law. In addition, in connection with the Domestication, we will be governed by a newly adopted the certificate of incorporation and bylaws of Acuren Delaware, which are different from our current organizational documents. For a more detailed description of how the new organizational

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

documents and Delaware law may differ from our current organizational documents and British Virgin Islands law, please see “Description of Capital Stock; Comparison of Rights — Comparison of Rights” below. Our business, assets and liabilities on a consolidated basis, as well as our executive officers, principal business locations and fiscal year, will not change as a result of the Domestication.

The most significant differences between our current organizational documents and British Virgin Islands law and the new organizational documents and Delaware law are as follows:

•        Delaware law requires that all amendments to the Acuren Delaware certificate of incorporation (other than a certificate of designation setting forth a copy of the resolution of the Acuren Delaware Board of Directors fixing the designations and the powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of the shares of one or more new series of preferred stock of Acuren Delaware or a change in Acuren Delaware’s name) must be approved by the Board of Directors and by the stockholders, while amendments to the Amended and Restated Memorandum and Articles of Association of Acuren BVI may be made solely by resolutions of the directors (in limited circumstances) or by the holders of ordinary shares;

•        The Acuren Delaware certificate of incorporation will prohibit the common stockholders of Acuren Delaware from acting by written consent, while the Acuren BVI Amended and Restated Memorandum and Articles of Association permit shareholder action by written consent;

•        The Acuren Delaware certificate of incorporation and bylaws will not permit the stockholders of Acuren Delaware to call meetings of stockholders under any circumstances, while the shareholders holding 30% of the voting rights in respect of the matter for which the meeting is called may require the directors to call a meeting of shareholders of Acuren BVI;

•        Under Delaware law, only the stockholders may remove directors, while under British Virgin Islands law and the Acuren BVI Amended and Restated Memorandum and Articles of Association, a director may be removed by a resolution of directors;

•        Under the Acuren Delaware certificate of incorporation and bylaws, subject to the rights of any series of preferred stock, vacancies and unfilled directorships will be filled solely by the remaining directors, while under the Acuren BVI Amended and Restated Memorandum and Articles of Association vacancies may be filled by either the directors or the shareholders;

•        Under Delaware law, directors may not act by proxy, while under British Virgin Islands law, directors may appoint another director or person to vote in his or her place, exercise his or her other rights as director, and perform his or her duties as director;

•        Under Delaware law, a sale of all or substantially all of the assets of Acuren Delaware (other than under certain circumstances related to the sale of assets securing a mortgage or pledged to a secured party) requires stockholder approval, while the Acuren BVI Amended and Restated Memorandum and Articles of Association eliminate the shareholder vote otherwise required by the British Virgin Islands laws for a sale of more than 50% of the assets of Acuren BVI; and

•        Under Delaware law, “business combinations” with “interested stockholders” (as those terms are defined in the DGCL) are prohibited for a certain period of time absent certain requirements, while British Virgin Islands law provides no similar prohibition.

Share Conversion

Acuren BVI is currently authorized to issue an unlimited number of no par value shares which may be either ordinary shares or Founder Preferred Shares. As of August 1, 2024, there were 121,412,515 ordinary shares of Acuren BVI issued and outstanding, and 1,000,000 Founder Preferred Shares issued and outstanding, which are convertible into ordinary shares on a one-for-one basis. In addition, as of August 1, 2024, there were issued and outstanding (i) 18,264,876 Warrants exercisable to purchase approximately 4,566,219 Acuren BVI ordinary shares

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

(with each four Warrants entitling the holder to subscribe for one ordinary share) at an exercise price of $11.50 per whole ordinary share, (ii) 125,000 options to purchase Acuren BVI ordinary shares at an exercise price of $11.50 on a one-for-one basis, all of which are fully vested and (iii) 560,000 unvested restricted stock units which vest and settle into Acuren BVI ordinary shares, on a one-for-one basis, based on the vesting schedule applicable to the restricted stock unit awards. See “Description of Capital Stock; Comparison of Rights — Shares Reserved for Future Issuances.”

In connection with the Domestication, each ordinary share of Acuren BVI that is issued and outstanding immediately prior to the Effective Time will automatically convert into one share of common stock of Acuren Delaware. Similarly, outstanding options, Warrants, restricted stock units and other rights to acquire Acuren BVI ordinary shares will become options, Warrants, restricted stock units or rights to acquire shares of common stock of Acuren Delaware. It will not be necessary for shareholders of Acuren BVI who currently hold share certificates to exchange their existing share certificates for certificates of shares of common stock of Acuren Delaware in connection with the Domestication. Similarly, holders of Acuren BVI warrant certificates will not have to exchange their existing warrant certificates for new warrant certificates exercisable into Acuren Delaware common stock. See “The Domestication — Domestication Share Conversion” below.

In connection with the Domestication, each Founder Preferred Share that is issued and outstanding immediately prior to the Effective Time will be converted into one share of Series A Preferred Stock of Acuren Delaware. The Series A Preferred Stock will be convertible into shares of Acuren Delaware common stock on a one-for-one basis at any time at the option of the holder and will be automatically converted into shares of Acuren Delaware common stock (subject to certain adjustments in certain circumstances either as the directors may determine or otherwise as determined in accordance with the terms of the Series A Preferred Stock) upon the earlier of (i) immediately following the Change of Control Dividend Date (as defined below) and (ii) the last day of the tenth full financial year following the consummation of the Acuren Acquisition, being December 31, 2034. The Annual Dividend Amount required to be paid on the Series A Preferred Stock may be paid in cash or in shares of common stock of Acuren Delaware, at the option of Acuren Delaware. Accordingly, Acuren Delaware may issue additional shares of Acuren Delaware common stock as a dividend on the Series A Preferred Stock. See “Description of Capital Stock; Comparison of Rights — Series A Preferred Stock.”

Reasons for the Domestication

Our Board of Directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware and that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Our Board of Directors further believes that there are several reasons why the Domestication is in the best interests of Company and its shareholders, including (1) the prominence, predictability and flexibility afforded by Delaware law, (2) the well-established principles of corporate governance in Delaware judicial precedent and (3) our increased ability to attract and retain qualified directors. See “The Domestication — Background and Reasons for the Domestication” below for further detail.

Material U.S. Federal Income Tax Consequences

See “Material U.S. Federal Income Tax Consequences” for important information regarding U.S. federal income tax consequences relating to (1) the Domestication and (2) the ownership and disposition of Acuren Delaware common stock.

No Vote or Dissenters Rights of Appraisal in the Domestication

Under British Virgin Islands law and the Amended and Restated Memorandum and Articles of Association of Acuren BVI, we do not need shareholder approval of the Domestication, and our shareholders do not have statutory dissenters’ rights of appraisal or any other appraisal rights as a result of the Domestication. See “The Domestication — No Vote or Dissenters’ Rights of Appraisal in the Domestication.”

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Summary Risk Factors

An investment in our common stock will involve risks and uncertainties, including those highlighted in the section entitled “Risk Factors” beginning on page 9 of this prospectus. These risk factors represent challenges that we face in connection with the successful implementation of our strategy and growth of our business:

Risks Related to Our Business and Industry

•        Our revenues are heavily dependent on certain industries.

•        Our unionized workforce and related obligations could adversely affect our operations.

•        No assurances can be made that we will be successful in hiring or retaining members of a skilled technical workforce.

•        No assurances can be made that we will be successful in maintaining or renewing our contracts with our clients.

•        Our business strategy of acquiring companies and making investments that complement our existing businesses could be unsuccessful.

Risks Related to Regulation

•        Our failure to comply with the requirements and regulations of the International Traffic and Arms Regulation and the Occupational Safety and Health Administration could affect our financial condition and results of operations.

•        Our business depends upon the maintenance of our proprietary technologies and information.

•        Our operations and properties are subject to extensive environmental, health and safety regulations.

Risks Related to our Finances and Indebtedness

•        The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities.

•        We may incur substantial additional indebtedness, which could further exacerbate the risks that we may face going forward.

•        If we are unable to remediate the material weaknesses in our internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

•        If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately and timely.

•        We maintain the New Credit Facility with a syndicate of financial institutions which include certain covenants and limitations on our operations.

Risks Related to Ownership of our Securities

•        We may be required to issue additional shares of Acuren Delaware common stock pursuant to the terms of the Series A Preferred Stock, which could result in dilution to existing stockholders.

•        Our current directors will allocate their time to other businesses leading to potential conflicts of interest.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

•        There is no guarantee that the Warrants will be in the money at the time they are exercisable, and, to the extent that the Warrants are exercised, we will be required to issue additional shares of Acuren Delaware common stock which may be dilutive.

•        The Warrants may be mandatorily redeemed at a time that may be disadvantageous to the holder.

Risks Related to the Domestication to Delaware

•        Upon effectiveness of the Domestication to Delaware, your rights will arise under Delaware law and our Acuren Delaware certificate of incorporation and bylaws.

•        Currently, we are governed by British Virgin Islands law, but, following the completion of the Domestication, we will be governed by Delaware law, which has anti-takeover implications.

•        Following the Domestication, the potential application of Delaware law and the Acuren Delaware certificate of incorporation and bylaws are expected to contain certain provisions which could delay or discourage a merger, tender offer, or assumption of control not approved that some shareholders may consider favorable.

Risks Related to Taxation

•        Our non-U.S. Holders may be subject to withholding taxes on distributions.

•        The Domestication may require a shareholder to recognize taxable income.

•        We will be treated as a U.S. corporation for U.S. tax purposes and will generally be taxable on our worldwide income.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act are required to comply with the new or revised financial accounting standards). The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected to opt out of such extended transition period. As a result, we will adopt new or revised accounting standards on the same timeline as other public companies, and we will not be able to revoke such election. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We could be an emerging growth company for up to four years from the end of our most recently completed fiscal year, although we may lose such status earlier, depending on the occurrence of certain events, including when we have generated total annual gross revenue of at least $1.235 billion or when we are deemed to be a “large accelerated filer” under the Exchange Act, which means that the market value of our common stock that is held by non-affiliates exceeds $700 million as of December 31st of the prior year, or when we have issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Summary Consolidated Financial Information of Acuren Corporation

The following table presents summary historical consolidated financial information of Acuren Corporation prior to the completion of the Acuren Acquisition as of the dates and for each of the periods indicated. The summary historical consolidated financial information as of and for the period ended December 31, 2023 and the six months ended June 30, 2024 has been derived from the audited and unaudited consolidated financial statements of Acuren Corporation, respectively (prior to its completion of the Acuren Acquisition) included elsewhere in this prospectus. Pursuant to applicable SEC regulations, we are omitting any financial information for the three months ended March 31, 2024. We intend to amend this registration statement to include the unaudited financial statements of Acuren Corporation as of and for the six months ended June 30, 2024.

Acuren Corporation’s historical results are not necessarily indicative of future results and should be read in conjunction with “Acuren Corporation Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Unaudited Pro Forma Condensed Combined Financial Information”, as well as the consolidated financial statements and notes thereto included elsewhere in this prospectus.

($ in thousands except per share data)	As of and for the Six Months Ended June 30, 2024	As of and for the Year Ended December 31, 2023
Statement of Operations Data:
General and administrative expenses	$	$(1,425)
Investment income		12,358
Unrealized gain on marketable securities at fair value		5,536
Net income	$	$16,469

Weighted average shares outstanding used in computing basic and diluted loss per share		53,975,000
Earnings (loss) per ordinary share
Basic	$	$0.30
Diluted	$	$0.30

Balance Sheet Data:
Total assets	$	$555,839
Total liabilities		95
Total equity		555,744

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Summary Consolidated Financial Information of ASP Acuren

The following table presents summary historical consolidated financial information of ASP Acuren and its consolidated subsidiaries prior to the completion of the Acuren Acquisition as of the dates and for each of the periods indicated. The summary historical consolidated financial information as of and for the period ended December 31, 2023 and the six months ended June 30, 2024 has been derived from the audited and unaudited consolidated financial statements of ASP Acuren, respectively (prior to its completion of the Acuren Acquisition), included elsewhere in this prospectus. Pursuant to applicable SEC regulations, we are omitting any financial information for the three months ended March 31, 2024. We intend to amend this registration statement to include the unaudited consolidated financial statements of ASP Acuren as of and for the six months ended June 30, 2024.

ASP Acuren’s historical results are not necessarily indicative of future results and should be read in conjunction with “ASP Acuren Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Unaudited Pro Forma Condensed Combined Financial Information”, as well as the consolidated financial statements and notes thereto included elsewhere in this prospectus.

($ in thousands except per share data)	As of and for the Six Months Ended June 30, 2024	As of and for the Year Ended December 31, 2023
Statement of operations data:
Service revenues		$1,050,914
Cost of revenue		891,247
Gross profit		159,667
Selling, general and administrative expenses		104,309
Income from operations		55,358
Interest expense, net		60,022
Other expense (income), net		(1,241)
Income before provision for income taxes		(3,423)
Provision for income taxes		2,205
Net income (loss)		$(5,628)

Weighted average shares outstanding used in computing basic and diluted loss per share		5,024,802
Net loss per share applicable to ordinary shareholders – basic and diluted		$(1.12)

Balance Sheet Data:
Total assets		1,259,840
Total long-term debt, net of current		668,031
Total equity		379,795

Cash Flow Data:
Net cash provided by operating activities		$95,809
Net cash used in investing activities		(26,534)
Net cash used in financing activities		(49,176)
Net change in cash and cash equivalents		24,476

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

RISK FACTORS

Any investment in our securities involves a number of risks and uncertainties, including the risks described below. If any of the following risks actually occur, our business, financial condition and results of operations could be materially affected. As a result, the trading price of our shares could decline, perhaps significantly, and you could lose all or part of your investment. The risks discussed below are not the only ones we face. Additional risks that are currently unknown to us or that we currently consider to be immaterial may also impair our business or adversely affect our financial condition or results of operations. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our revenues are heavily dependent on certain industries.

Sales of our services are dependent on clients in certain industries, particularly certain industrial sectors such as manufacturing, chemical plants, mining, refinery, oilsands, infrastructure and aerospace and automotive. As we have experienced in the past, and as we expect to occur in the future, downturns characterized by diminished demand for services in these industries as well as potential changes due to consolidation or changes in client businesses or governmental regulations, could have a material impact on our results of operations, financial position or cash flows. Additionally, certain industries and clients have employees represented by unions and could be subject to temporary work stoppages which could impact our activity level.

Demand for our services is related to global oil supply, existing oil and gas refining sites and other factors which impact our clients’ current and future spending levels.

Our customers in the oil and gas industries account for a substantial portion of our historical revenues. Global oil and gas supply and demand are impacted by several factors including global economic conditions, geopolitical events and conflicts (such as the ongoing military conflict between Russia and Ukraine and the conflict in the Middle East between Hamas and Israel and other geopolitical issues impacting global trade), widespread public health crises, epidemics and pandemics, and domestic and global inflationary pressures which may reduce the availability of liquidity and credit and, in many cases, reduce demand for our clients’ products. Disruptions or volatility in these markets could also adversely affect our clients’ decisions to fund ongoing maintenance and capital projects, resulting in contract cancellations or suspensions, delays, repurposing of infrastructure, and infrastructure closures. These factors may also adversely affect our ability to collect payment for work that we have previously performed. Such disruptions have, and could in the future, materially and adversely impact our business, results of operations, financial position, credit capacity or cash flows.

We operate in competitive markets, and if we are unable to compete successfully, we could lose market share and revenues and our margins could decline.

We face strong competition from other asset integrity providers in the Nondestructive Testing (“NDT”), Rope Access Technician (“RAT”) solutions and Engineering and Lab Testing businesses. Some of our competitors have low overhead models and could underprice us in certain markets. Our competitors may offer asset integrity solutions at lower or less profitable rates than we do in order to attempt to gain market share. Smaller niche competitors with small customer bases could be aggressive in their pricing in order to retain customers. These competitive factors could reduce our market share, revenues and profits.

Serious safety incidents, including fatalities and other serious injuries may result from use of RAT solutions.

Our RAT solutions offering is a new and innovative method of doing work at heights. This work is inherently dangerous, and the risk of death or serious injury is high. A fatality or series of serious safety incidents could result in litigation, increased regulation, negative publicity, loss of customer contracts or the inability to bid for certain customer contracts. Any of which would have a material adverse impact on our business, results of operations, financial position or cash flows.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Our ongoing investments in new client markets involve significant risks, could disrupt our current operations and may not produce the long-term benefits that we expect.

Our ability to compete successfully in new client markets depends on our ability to continue to deliver innovative, relevant and useful services to our clients in a timely manner. As a result, we have invested, and expect to continue to invest, resources in broadening our ability to provide NDT services to new end-markets and growing the RAT solution offering across foundational markets, which is currently not widely used in our client markets. Such investments may not prioritize short-term financial results and may involve significant risks and uncertainties, including encountering new, well-established competitors. We may fail to generate sufficient revenue, operating margin or other value to justify our investments in such new client markets, thereby harming our business, results of operations, financial position and cash flows.

If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, client requirements, competitive pressures and technology trends, our business and results of operations could be materially and adversely affected.

Competition can place downward pressure on our prices and profitability. Our share of the market for our services is characterized by continual technological developments to provide better and more cost-effective services. If we are not able to implement commercially competitive services and products in a timely manner in response to changes in the market, client requirements, competitive pressures, inflationary pressures and technology trends, our business and results of operations could be materially and adversely affected. Likewise, if our proprietary technologies, equipment, facilities, or work processes become obsolete, we may no longer be competitive, and our business and results of operations could be materially and adversely affected.

Our unionized workforce and related obligations could adversely affect our operations.

As of December 31, 2023, approximately 60% of our employees in Canada were covered by collective bargaining agreements. Certain of our unionized employees have participated in strikes and work stoppages in the past, and we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages could adversely impact relationships with our customers and could cause us to lose business and experience a decline in revenues. Our ability to complete future acquisitions also could be adversely affected because of our union status for a variety of reasons. For instance, our union agreements may be incompatible with the union agreements of a business we want to acquire, and some businesses may not want to become affiliated with a union-based company. Further, certain of our customers require or prefer a non-union workforce, and they may reduce the amount of work assigned to us if our non-union labor crews become unionized, which could negatively affect our business, financial condition, results of operations and cash flows.

No assurances can be made that we will be successful in hiring or retaining members of a skilled technical workforce.

We have a skilled technical workforce and an industry recognized technician training program for each of our service lines that prepares new employees as well as further trains our existing employees. The competition for these individuals is intense. The failure to retain these individuals, or failure to attract new employees, could adversely affect our ability to perform our obligations on our clients’ projects or maintenance and consequently could negatively impact our ability to meet the demand for our products and services. In addition, we may be forced to increase compensation and other incentives to hire and retain employees.

Many of the sites at which our employees work are inherently dangerous workplaces. If we fail to maintain a safe work environment, we may incur losses and lose business.

The services we provide could incur quality of execution issues that may be caused by our workforce personnel and/or components that we purchase from other manufacturers or suppliers. If the quality of our services does not meet our clients’ expectations or satisfaction, then our sales and operating earnings, and, ultimately, our reputation, could be negatively impacted. Additionally, our workers are subject to the normal hazards associated with providing services at industrial facilities. Even with proper safety precautions, these hazards can lead to personal injury, loss of life, destruction of property, plant and equipment, lower employee morale and environmental damage. While we are intensely focused on maintaining a strong safety environment and minimizing the risk of accidents, there can be

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

no assurance that these efforts will be effective. Poor safety performance may limit or eliminate potential revenue streams, including from many of our largest clients, and may materially increase our operating costs, including increasing our required insurance deductibles, self-insured retention and insurance premium costs.

If our employees are injured at the workplace, we could incur costs for the injuries and lost productivity. In addition, many of our customers, particularly in the oil and gas and chemical industries, require their inspectors and other contractors working at their facilities to have good safety records because of the inherent danger at these sites. Safety records are impacted by the number and amount of workplace incidents involving a contractor’s employees. As a result, if our safety record is not within the levels required by our customers, or compares unfavorably to our competitors, we could lose business, be prevented from working at certain facilities or suffer other adverse consequences, all of which could negatively impact our business, revenues, reputation and profitability.

The success of our businesses depends, in part, on our ability to adopt new asset integrity solutions, increase the functionality of our current offerings, expand into adjacent and developing service categories and meet the needs and demands of our customers.

The market for asset integrity solutions could be impacted by technological change, uncertain product lifecycles, shifts in customer demands and evolving industry standards and regulations. If we fail to execute effective business strategies or fail to successfully develop and market new asset integrity solutions that comply with present or emerging industry regulations and technology standards, our competitive standing and results could suffer. Also, new regulations or technology standards could increase our cost of doing business.

We believe our future success will depend, in part, on our ability to continue to expand our NDT and RAT offerings into existing and new end markets while at the same time exploring potential acquisition opportunities that would enable us to participate in new, competitive and broader asset integrity solutions. Many traditional NDT and inspection services are subject to price competition by our competitors, and our customers are typically sensitive to price. Accordingly, the need to demonstrate our value-added services is becoming more important.

No assurances can be made that we will be successful in maintaining or renewing our contracts with our clients.

A significant portion of our contracts and agreements with clients may be terminated by either party on short notice. Although we actively pursue the renewal of our contracts, we cannot assure that we will be able to renew these contracts or that the terms of the renewed contracts will be as favorable as the existing contracts. If we are unable to renew or replace these contracts, or if we renew on less favorable terms, we may suffer a material reduction in revenue and earnings.

Earnings for future periods may be impacted by impairment charges for goodwill and intangible assets.

We carry a significant amount of goodwill and identifiable intangible assets on our consolidated balance sheets. Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We will assess the goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred. We may determine in the future that a significant impairment has occurred in the value of our unamortized intangible assets or fixed assets, which could require us to write off a portion of our assets and could adversely affect our financial condition or our reported results of operations.

The loss or unavailability of any of our executive officers or other key personnel could have a material adverse effect on our business.

We depend greatly on the efforts of our executive officers and other key employees to manage and exercise leadership over our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business operations. We have entered into agreements with our executive officers and other key employees that contain non-compete provisions to mitigate this risk. We are currently litigating to enforce our rights against certain former employees under these agreements, which litigation is time-consuming and expensive and may ultimately be ineffective. Furthermore, the law governing non-compete agreements and other forms of restrictive covenants could vary from state to state. Additionally, the Federal Trade Commission (“FTC”) issued a final rule on April 23, 2024, to prohibit employers from imposing non-compete clauses on certain classes of workers. The FTC’s rule would require employers to rescind existing non-compete

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

clauses with non-senior executive workers and actively inform their employees that the contracts are no longer in effect. As a result, we may be unable to enforce our non-compete provisions, potentially resulting in negative impacts to our business.

Our business strategy includes acquiring companies and making investments that complement our existing businesses. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

We expect to continue to analyze and evaluate the acquisition of strategic businesses, product lines or technologies with the potential to strengthen our industry position or enhance our existing offerings. We cannot assure you that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Nor can we assure you that completed acquisitions will be successful.

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including:

•        diversion of management’s time and attention from daily operations;

•        difficulties integrating acquired businesses, technologies and personnel into our business;

•        inability to obtain required regulatory approvals and/or required financing on favorable terms;

•        potential loss of key employees, key contractual relationships, or key customers of acquired companies or from our existing businesses; and

•        assumption of the liabilities and exposure to unforeseen liabilities of acquired companies.

Under certain circumstances, it may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Moreover, we may be unable to obtain strategic or operational benefits that are expected from our acquisitions. Any acquisitions or investments may ultimately harm our business or consolidated financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

We may experience inflationary pressures in our operating costs and cost overruns on our projects.

Most of our clients are serviced under contracts where we charge the client based on time and materials. Under such contracts, prices are established in part on cost of materials and scheduling estimates, which are based on a number of assumptions, including assumptions about future economic conditions, prices and availability of subcontractors, materials and other exigencies of our services. Our profitability for these contracts depends heavily on our ability to make accurate estimates and include guaranteed price increases in the contract in anticipation of increased material costs, if any. Inaccurate estimates, or changes in other circumstances, such as, cost of raw materials, trade disputes and tariffs, currency fluctuations, inflation pressures or our suppliers’ or subcontractors’ inability to perform could result in substantial losses, as such changes adversely affect the revenues and profitability recognized on each project. Current and future inflationary volatility driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies as well as geopolitical conflicts such as the ongoing military conflict between Russia and Ukraine and the conflict in the Middle East between Hamas and Israel and other geopolitical issues impacting global trade could further impact our ability to make accurate estimates, which could have an adverse impact on our business, cash flows and profitability.

Events such as natural disasters, industrial accidents, epidemics, pandemics, war and acts of terrorism, and adverse weather conditions could disrupt our business or the business of our customers, which could significantly harm our operations, financial results and cash flow.

Our operations and those of our customers are susceptible to the occurrence of catastrophic events outside our control, which may include events like epidemics, pandemics and other health crises, severe weather conditions, industrial accidents, and acts of war and terrorism, to name a few. We continue to actively monitor the conflict in the Middle East between Israel and Hamas, and the war between Russia and Ukraine and the sanctions imposed upon Russia in order to assess impacts to our customers and our operations. At this time, we do not believe there is

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

a material impact on our operations, however the future impact of the conflict, and additional sanctions imposed, are uncertain. Any such events could cause a serious business disruption that reduces our customers’ need or interest in purchasing our asset integrity solutions. In the past, such events have resulted in order cancellations and delays because customer equipment, facilities or operations have been damaged, or are not then operational or available. In addition, our results can be adversely impacted by severe winter weather conditions, which can result in lost workdays and temporary closures of customer facilities or outdoor projects. In addition, these events could disrupt commodity prices or financial markets or have other negative macroeconomic impacts which could harm our business.

We are and may become subject to periodic litigation which may adversely affect our business and financial performance.

We are subject to various lawsuits, administrative proceedings and claims that arise in the ordinary course of business. We could be party to class and collective actions, along with other complex legal disputes, which could materially impact our business by requiring, among other things, unanticipated management attention, significant attorney fees and settlement spend, or operational adjustments implemented in response to a settlement, court order or to mitigate future exposure.

We may have litigation in a variety of matters, some matters may be unpredictable or unanticipated, and the frequency and severity of litigation could increase. Because lawsuits are inherently unpredictable, assessing contingencies is highly subjective and requires judgements about future events. A judgement that is not covered by insurance or that is significantly in excess of our insurance coverage could materially adversely affect our financial condition or results of operations.

Our insurance coverage will not fully indemnify us against certain claims or losses. Further, our insurance has limits and exclusions and not all losses or claims are insured.

We perform services in hazardous environments on or around high-pressure, high temperature systems, and our employees are exposed to a number of hazards, including exposure to hazardous materials, explosion hazards and fire hazards. Incidents that occur at these large industrial facilities or systems, regardless of fault, may be catastrophic and adversely impact our employees and third parties by causing serious personal injury, loss of life, damage to property or the environment, and interruption of operations. We maintain certain insurance coverage against these risks and other risks associated with our business. Our contracts typically require us to name a client as an additional insured under our insurance policies and indemnify our clients for injury, damage or loss arising out of and in proportion to our negligence in the performance of our services and provide for warranties for materials and workmanship. We maintain a $1.5 million aggregated self-insured retention for professional indemnity coverage. This insurance may not protect us against liability for certain events, including events involving fraud, willful misconduct or gross negligence. We cannot assure you that our insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur. Moreover, in the future, due to evolving market conditions, our higher risk profile due to the nature of our operations and claims history, and expected impact on pricing, we cannot assure that we will be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any future damages caused by our products or services that are not covered by insurance or that are in excess of policy limits could have a material adverse effect on our results of operations, financial position or cash flows.

We are and may become subject to periodic regulatory proceedings, including Fair Labor Standards Act (“FLSA”) and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

Pending and future wage and hour litigation, including claims relating to the Fair Labor Standards Act, analogous state laws, or other state wage and hour laws could result in significant attorney fees and settlement costs. Resolution of non-litigated alleged wage and hour violations could also negatively impact our performance. The potential settlement of, or awards of damages for, such claims also could materially impact our financial performance as could operational adjustments implemented in response to a settlement, court order or in an effort to mitigate future exposure. Additionally, an increased volume of alleged statutory violations or matters referred to an agency for potential resolution could result in significant attorney fees and settlement costs that could, in the aggregate, materially impact our financial performance.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Demand for our businesses can be materially affected by governmental regulation.

Our customers operate in regulated industries and are subject to regulations that can change frequently and without notice. The adoption of new laws or regulations, or changes to the enforcement or interpretation of existing laws or regulations, could cause our customers to reduce spending on the services that we provide, which could adversely affect our revenues, results of operations, and liquidity. Delays in implementing anticipated regulations or reversals of previously adopted regulations could adversely affect demand for our services.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses.

We have entered into, and may continue to enter into, interest rate swap agreements and other interest rate and foreign currency hedging strategies. Our hedging activity will vary in scope based on the level of interest rates and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•        interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•        available interest rate hedging products may not correspond directly with the risk for which protection is sought;

•        the duration of the hedge may not match the duration of the related liability or asset;

•        the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•        the party owing money in the hedging transaction may default on our obligation to pay; and

•        we may purchase a hedge that turns out not to be necessary, is ineffective or produces an unintended result, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings or result in losses. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates, may result in poorer overall investment performance than if we had not engaged in any such hedging transactions.

Currency translation risks may have a material impact on our results of operations.

We have operations outside of the United States, primarily in Canada. The majority of our foreign operations utilize the local currency as their functional currency. Foreign currency transaction gains and losses are included in earnings. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group and to foreign currency-denominated trade receivables. Unrealized currency translation gains and losses are recorded on the balance sheet upon translation of the foreign operations’ functional currency to the reporting currency. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and the currencies used by our international operations may have an impact on our earnings. We may enter into derivative financial instruments such as forward exchange contracts to reduce the effect of fluctuations in exchange rates on certain third-party sales transactions denominated in non-functional currencies. Currency fluctuations may affect our financial performance in the future, and we cannot predict the impact of future exchange rate fluctuations on our results of operations.

Risks Related to Regulation

Our failure to comply with the requirements of the International Traffic and Arms Regulations (ITAR) could have a material effect on our financial condition and results of operations.

We may, from time to time, receive technical data from third parties and/or test commodities subject to the International Traffic in Arms Regulations (“ITAR”), which is administered by the U.S. Department of State. Some of our services are subject to the ITAR, and we are required to maintain ITAR compliant policies and procedures. If we fail to comply with the requirements of the ITAR, resulting in a loss of ITAR Registration, then some of our customers may choose a different supplier for NDT services.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Our failure to comply with the regulations of OSHA, and other state and local agencies that oversee safety and transportation compliance could reduce our revenue, profitability and liquidity.

The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety in excavation and demolition work, may apply to our operations. We incur capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state and local laws and regulations, and could incur penalties and fines in the future, including, in extreme cases, criminal sanctions.

While we invest substantial resources in occupational health and safety programs, the various industries in which we provide asset integrity solutions involve a high degree of operational risk, and there can be no assurance that we will avoid significant liability. Although we have taken what we believe to be appropriate precautions, we have had employee injuries in the past, and our employees may suffer additional injuries or fatalities in the future. Serious accidents of this nature may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to deteriorate, or if we suffered substantial penalties or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our liquidity, cash flows and results of operations. If we were not able to successfully resolve such issues, our ability to service our customers could be damaged, which could lead to a material adverse effect on our results of operations, cash flows and liquidity.

Unsatisfactory safety performance may subject us to penalties, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover.

Our business is subject to operational hazards due to the nature of services that we provide and the conditions in which we operate, including electricity, fires, explosions, mechanical failures and weather-related incidents. NDT and RAT projects undertaken by us expose our employees to electrical lines, pipelines carrying potentially explosive or toxic materials, heavy equipment, transportation accidents, adverse weather conditions and the risk of damage to equipment and property. These hazards, among others, can cause personal injuries and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations and large damage claims which could, in some cases, substantially exceed the amount we charge for the associated services. Our safety processes and procedures are monitored by various agencies and ratings bureaus. The occurrence of accidents in the course of our business could result in significant liabilities, employee turnover, increase the costs of our projects or harm our ability to perform under our contracts or enter into new customer contracts, all of which could materially adversely affect our profitability and our financial condition.

We are subject to many laws and regulations in the jurisdictions in which we operate, and changes to such laws and regulations may result in additional costs and impact our operations.

We are committed to upholding the highest standards of corporate governance and legal compliance. We are subject to many laws and regulations in the jurisdictions in which we operate. In the future, following the Domestication, we expect to be subject to various laws and regulations that apply specifically to U.S. public companies. These include the rules and regulations of any exchange on which our securities are then listed, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the various regulations, standards and guidance put forth by the U.S. Securities and Exchange Commission (“SEC”) and other governmental agencies to implement those laws. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some of our activities more difficult, time-consuming or costly. For example, the Securities Exchange Act of 1934, as amended, will require us, among other things, to file annual, quarterly, and current reports with respect to our business and operating results. These additional requirements will impose significant additional costs on us and may divert management’s attention and affect our ability to attract and retain qualified board members. New laws, rules and regulations, or changes to existing laws or their interpretations, could create added legal and financial costs and uncertainty for us. In addition, our United Kingdom and Canadian operations are subject to laws and regulations that are in some cases different from those of the United Sates, including labor laws such as the U.K. Bribery Act, the Modern Slavery Act and laws and regulations governing

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

information collected from employees, customers and others, specifically the General Data Protection Regulation. Our efforts to comply with evolving laws, regulations and reporting standards may increase our general and administrative expenses, divert management time and attention or limit our operational flexibility, all of which could have a material adverse effect on our financial position and results of operations.

If our intellectual property rights are unenforceable or become obsolete, or if new intellectual property rights held by a third party become the only or preferred way to perform services we offer, our competitive position could be adversely impacted.

We utilize a variety of intellectual property rights while performing our services. We view our portfolio of proprietary energized services tools and techniques and other process and design technologies as our competitive strengths, which we believe differentiate our service offerings. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented or challenged. If we are unable to protect and maintain our intellectual property rights, or if intellectual property challenges or infringement proceedings succeed against us, our ability to differentiate our service offerings could be reduced. Further, if our intellectual property rights or work processes become obsolete, we may not be able to differentiate our service offerings and some of our competitors may be able to offer more attractive services to our customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows. We may also license certain technologies from third parties, and there is a risk that our relationships with such licensors may terminate or expire or may be interrupted or harmed.

Our business depends upon the maintenance of our proprietary technologies and information.

We depend on the maintenance of our operating systems, some of which are bespoke. Many of our technologies and information, including trade secrets and internally developed and utilized operating software, are not subject to patent protection. We regularly enter into confidentiality agreements with our key employees, clients, potential clients and other third parties and limits access to and distribution of our trade secrets and other sensitive information. However, these measures may not be adequate to prevent misappropriation of our technologies or to assure that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. In addition, the laws of other countries in which we operate may not protect our proprietary rights to the same extent as the laws of the United States. We are also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights.

Our operations and properties are subject to extensive environmental, health and safety regulations.

We are subject to a variety of U.S. federal, state, local and international laws and regulations relating to the environment and worker health and safety, among other things. These laws and regulations are complex, change frequently, are becoming increasingly stringent, and can impose substantial sanctions for violations or require operational changes that may limit our services. We must conform our operations to comply with applicable regulatory requirements and adapt to changes in such requirements in all locations in which we operate. These requirements can be expected to increase the overall costs of providing our services over time. Some of our services involve handling or monitoring highly regulated materials, including radiation sources or hazardous wastes. Environmental laws and regulations generally impose limitations and standards for the characterization, handling, disposal, discharge or emission of regulated materials and require us to obtain permits and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure by us to comply with increasingly complex and strictly-enforced federal, state, local, and international environmental, health and safety laws and regulations or associated permits could subject us to the assessment of administrative, civil and/or criminal penalties, the imposition of investigatory or remedial obligations or capital expenditure requirements, or the issuance of injunctions that could restrict or prevent our ability to operate our business and complete contracted services. A defect in our services or faulty workmanship could result in an environmental liability if, as a result of the defect or faulty workmanship, a contaminant is released into the environment. In addition, the modification or interpretation of existing environmental, health and safety laws or regulations, the more vigorous enforcement of existing laws or regulations, or the adoption of new laws or regulations may also negatively impact industries in which our clients operate, which in turn could have a negative impact on us.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Interruptions in the proper functioning of our information systems could disrupt operations and cause increases in costs and/or decreases in revenues.

The proper functioning of our information systems is critical to the successful operation of our business. Although our information systems are protected through physical and software safeguards, our information systems are still vulnerable to natural disasters, power losses, telecommunication failures and other problems. If critical information systems fail or are otherwise unavailable, our business operations could be adversely affected.

We are subject to privacy and data security/protection laws in the jurisdictions in which we operate and may be exposed to substantial costs and liabilities associated with such laws and regulations.

The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes, which could have a material adverse effect on our financial condition and results of operations. In addition, the payment of potentially significant fines or penalties in the event of a breach or other privacy and information security laws, as well as the negative publicity associated with such a breach, could damage our reputation and adversely impact demand for our services and client relationships.

In the event of a cybersecurity incident, we could experience operational interruptions, incur substantial additional costs, become subject to legal or regulatory proceedings or suffer damage to our reputation.

In addition to the disruptions that may occur from interruptions in our information technology systems, cybersecurity threats and sophisticated and targeted cyberattacks pose a risk to our information technology systems and the systems that we design and install. We have established security policies, processes and defenses designed to help identify and protect against intentional and unintentional misappropriation or corruption of our information technology systems, disruption of our operations or the secure operation of the systems we install. Despite these efforts, our information technology systems may be damaged, disrupted or shut down due to attacks by unauthorized access, malicious software, computer viruses, undetected intrusion, hardware failures or other events, and in these circumstances our disaster recovery plans may be ineffective or inadequate. These breaches or intrusions could lead to business interruption, exposure of proprietary or confidential information, data corruption, damage to our reputation, exposure to legal and regulatory proceedings and other costs. Such events could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, we could be adversely affected if any of our significant customers or suppliers experience any similar events that disrupt their business operations or damage their reputation. We maintain monitoring practices and protections of our information technology to reduce these risks and test our systems on an ongoing basis for potential threats. There can be no assurance, however, that our efforts will prevent the risk of a security breach of our databases or systems that could adversely affect our business.

Our business is subject to risks arising from climate change, including climate change legislation or regulations restricting emissions of “greenhouse gases,” changes in consumer preferences and technology and physical impacts of climate change, all of which could have a negative impact on our business and results of operations.

There has been an increased focus in the last several years on climate change in response to findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment. As a result, there have been a variety of regulatory developments, proposals or requirements and legislative initiatives that have been introduced in the United States. and other parts of the world that are focused on restricting the emission of greenhouse gases and enhancing greenhouse gas emissions disclosure requirements, including the SEC’s proposed rule on climate change disclosure, increased fuel efficiency standards, carbon taxes or cap and trade systems, restrictive permitting and incentives for renewable energy. The adoption of new or more stringent legislation or regulatory programs limiting greenhouse gas emissions from clients, particularly those in refining and petrochemical industries, for whom we provide asset integrity services, or reducing the demand for those clients’ products, could in turn affect demand for our products and services. Additionally, some of our clients are modifying their plants and facilities and may adopt new technology in efforts to better align their operations and products with energy transition issues, but there is no assurance that such modified facilities or technological advancements will require the same level of services and products that we currently provide.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Scientists have concluded that increasing greenhouse gas concentrations in the atmosphere may produce physical effects of climate change, such as increased severity and frequency of storms, droughts, floods and other climate events. Such climate events have the potential to adversely affect our operations or those of our clients or suppliers, including by delaying our ability to provide asset integrity services because a customer is forced to postpone service due to weather, disrupting our supply chain and causing our suppliers to incur significant costs in responding to such impacts, which in turn could have a negative effect on us, including by adversely impacting our results of operations, financial condition and cash flows. Such events, if increasing in their severity and frequency, may also adversely affect our ability to insure against the risks associated with such events, thus leading to greater financial risk for us in the conduct of our operations against the backdrop of such events.

Risks Related to our Finances and Indebtedness

The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities. In addition, our debt level may limit our future financial and operating flexibility.

We have approximately $775.0 million outstanding under our New Credit Facility (as defined below). In addition, we have capital lease obligations outstanding of $29.4 million. We have approximately $187.0 million of liquidity available, including cash and cash equivalents and available borrowing capacity under our $75.0 million revolving credit facility, subject to continued covenant compliance.

The amount of our current or future indebtedness could have significant effects on our operations, including, among other things:

•        a significant portion of our cash flow will be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes, including the payment of distributions on our common stock and capital expenditures;

•        credit rating agencies may view our debt level negatively;

•        covenants contained in our existing debt arrangements will require us to continue to meet financial tests that may adversely affect our flexibility in planning for and reacting to changes in our business;

•        Our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general partnership purposes may be limited;

•        We may be at a competitive disadvantage relative to similar companies that have less debt; and

•        We may be more vulnerable to adverse economic and industry conditions as a result of our significant debt level.

The $775.0 million term loan and $75.0 million revolving credit facility that we entered into on July 30, 2024 (together, the “New Credit Facility”) prohibits distributions on, or purchases or redemptions of, securities if any default or event of default is continuing. In addition, the New Credit Facility contains various covenants limiting our ability to, among other things, incur indebtedness if certain financial ratios are not maintained, grant liens, engage in transactions with affiliates, enter into sale-leaseback transactions, and sell substantially all of our assets or enter into a merger or consolidation. The New Credit Facility also treats a change of control as an event of default and also requires us to maintain a certain debt coverage ratio.

Our ability to access capital markets to raise capital on favorable terms will be affected by our debt level, our operating and financial performance, the amount of our current maturities and debt maturing in the next several years, and by prevailing credit market conditions. Moreover, if lenders or any future credit rating agency downgrade our credit rating, then we could experience increases in our borrowing costs, face difficulty accessing capital markets or incurring additional indebtedness or suffer a reduction in the market price of our common stock. If we are unable to access the capital markets on favorable terms at the time a debt obligation becomes due in the future. The price and terms upon which we might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility and thereby impact our ability to pay cash distributions at expected rates.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

We maintain the New Credit Facility with a syndicate of financial institutions which include certain covenants and limitations on our operations.

We and certain of our direct and indirect subsidiaries are parties to the New Credit Facility. The New Credit Facility is secured by a first priority lien over substantially all of our assets, including a pledge of 100% of the capital stock of our U.S. and Canadian subsidiaries, and is guaranteed by our U.S. and Canadian subsidiaries.

We are required to comply with specified financial and operating covenants and to make scheduled repayments under the New Credit Facility, which may limit our ability to operate our business. Our failure to comply with any of these covenants or to meet any payment obligations under the New Credit Facility could result in an event of default which, if not cured or waived, would result in any amounts outstanding, including any accrued interest and unpaid fees, becoming immediately due and payable. We might not have sufficient working capital or liquidity to satisfy any repayment obligations in the event of an acceleration of those obligations. In addition, if we are not in compliance with the financial and operating covenants at the time that we wish to borrow funds, we will be unable to borrow funds.

We may incur substantial additional indebtedness, which could further exacerbate the risks that we may face going forward.

Subject to the restrictions in the New Credit Facility, we may incur substantial additional indebtedness (including secured indebtedness). Although the New Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to waiver and a number of significant qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial.

Any material increase in our level of indebtedness may have several important effects on our future operations, including, without limitation:

•        we would have additional cash requirements in order to support the payment of interest on our outstanding indebtedness;

•        increases in our outstanding indebtedness and leverage would increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

•        depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, capital expenditures and general purposes could be limited.

Interest payments for borrowings on the New Credit Facility are based on floating rates. As a result, an increase in interest rates will reduce our cash flow available for other corporate purposes.

Rising interest rates also could limit our ability to refinance existing indebtedness when it matures and increase interest costs on any indebtedness that is refinanced. We may from time to time enter into agreements such as floating-to-fixed interest rate swaps, caps, floors and other hedging contracts in order to fully or partially hedge against the cash flow effects of changes in interest rates for floating rate debt. These agreements expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.

We may need additional capital in the future for working capital, capital expenditures or acquisitions, and we may not be able to access capital on favorable terms, or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ability to generate cash is essential for the funding of our operations and the servicing of our debt. If existing cash balances together with the borrowing capacity under our credit facilities were not sufficient to make future investments, make acquisitions or provide needed working capital, we may require financing from other sources. Our ability to obtain such additional financing in the future will depend on a number of factors including prevailing capital market conditions, conditions in our industry, and our operating results. These factors may affect our ability to arrange additional financing on terms that are acceptable to us. If additional funds were not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or pursue other opportunities.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Our financial results are based, in part, upon estimates and assumptions that may differ from actual results. In addition, changes in accounting principles may cause unexpected fluctuations in our reported financial information.

In preparing our consolidated financial statements in conformity with U.S. GAAP, our management makes a number of estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates and assumptions must be made because certain information used in the preparation of our consolidated financial statements is either dependent on future events or cannot be calculated with a high degree of precision from data available. In some cases, these estimates are particularly uncertain, and we must exercise significant judgment. Actual results could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our results of operations, cash flows and liquidity.

In addition, accounting rules and regulations are subject to review and interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various other governing bodies. A change in U.S. GAAP could have a significant effect on our reported financial results. Additionally, the adoption of new or revised accounting principles could require that we make significant changes to our systems, processes and controls. We cannot predict the effect of future changes to accounting principles, which could have a significant effect on our reported financial results and/or our results of operations, cash flows and liquidity.

If we successfully list on the NYSE and register under the Exchange Act, we will incur increased operating costs, and management will devote substantial time to related compliance initiatives.

Following the Domestication, we will be subject to the reporting requirements under the Exchange Act and expect to list the Acuren Delaware common stock on the NYSE. If the listing is successful, as a U.S. public company, we will be subject to legal, accounting and other expenses to comply with applicable regulatory requirements. As a result, our back-office operations will substantially increase, and we will incur significantly higher legal, accounting and other expenses relating to compliance with public company requirements than the ASP Acuren incurred prior to the Transaction. In order to satisfy reporting requirements with the NYSE, we will incur additional legal, accounting, insurance and other expenses, including costs associated with U.S. public company reporting requirements, the U.S. Sarbanes-Oxley Act of 2002 and the U.S. Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the Securities and Exchange Commission and NYSE. Our management and other personnel will need to devote a substantial amount of time to these compliance requirements and initiatives, which will increase our operating expenses. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. We will need to dedicate internal resources, potentially engage outside consultants and develop a detailed work plan to assess and document the adequacy and effectiveness of our compliance program.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately and timely, which could harm our business and adversely affect the value of our business.

Subsequent to the listing of securities on the NYSE, as a U.S. publicly-listed company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of the NYSE. Accordingly, we will be required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements. Even when such controls are implemented, management will not be able to guarantee that our internal controls and disclosure controls and procedures will prevent all possible errors. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our business have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any system of controls may not succeed in achieving our stated goals under all potential future conditions. Over time, measures of control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

We identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In connection with our preparation of our consolidated financial statements for the years ended December 31, 2023 and 2022, we identified material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting or remediate material weaknesses could adversely affect us.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Subsequent to the listing our securities on the NYSE, as a U.S. publicly-listed company, we will be required to design and maintain adequate internal control over financial reporting in order to comply with the SEC’s rules and regulations. Prior to the Domestication, we and our independent registered public accounting firm were not required to and did not perform an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 and 2022. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

As indicated above, we recently identified material weaknesses in our internal control over financial reporting and concluded that we had not designed and maintained an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. This material weakness contributed to the following additional material weaknesses:

•        we did not design and maintain effective controls related to the period-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures; further, we did not design and maintain controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties.

These material weaknesses resulted in immaterial audit adjustments to the consolidated financial statements in the following financial statement line items: Accounts receivable; Accounts payable; Accrued expenses and other current liabilities; Lease obligations; Service revenue; Cost of revenue; Selling, general and administrative expenses; and Interest expense. Additionally, these material weaknesses could result in a misstatement of substantially all of the Company’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

•        we did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain:

•        User access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel;

•        Program change management controls to ensure that information technology program and data changes are identified, tested, authorized, and implemented appropriately;

•        Computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and

•        Program development controls to ensure that new software development is tested, authorized and implemented appropriately.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

These IT deficiencies did not result in a material misstatement to the financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Management is in the process of developing a remediation plan for the material weaknesses that have been identified. The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate.

If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to us will make our securities less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides, however, that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected to opt out of such extended transition period. As a result, we will adopt new or revised accounting standards on the same timeline as other public companies, and we will not be able to revoke such election.

We cannot predict if investors will find our securities less attractive because of our status as an emerging growth company and reliance on related exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our stock price may be more volatile.

Risks Related to Acuren Acquisition

The due diligence in connection with the Acuren Acquisition may not have revealed all relevant considerations or liabilities of ASP Acuren which could have a material adverse effect on our financial condition or results of operations.

The due diligence undertaken in connection with the Acuren Acquisition may not have revealed all relevant facts that may be necessary to evaluate such acquisition, including the determination of the price, or to formulate a business strategy, particularly with respect to recent acquisitions completed by ASP Acuren. Furthermore, the

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

information provided during due diligence may have been incomplete, inadequate or inaccurate. As part of the due diligence process, we made subjective judgments regarding the results of operations, financial condition and prospects of ASP Acuren. If the due diligence investigation failed to correctly identify material issues and liabilities that may be present in ASP Acuren, or if we considered such material risks to be commercially acceptable relative to the opportunity, we may subsequently incur substantial impairment charges or other losses. In addition, we may be subject to significant, previously undisclosed liabilities relating to the acquired businesses that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired companies or businesses in line with our business plan and have a material adverse effect on our business, results of operations, financial condition, cash flows, liquidity and/or prospects.

Warranty protection in connection with the Acuren Acquisition may be limited.

No assurance can be given as to the nature of the warranty protection provided to us. The representations and warranties contained in the Merger Agreement did not survive the closing of the Transaction. We therefore have limited recourse against the ASP Acuren stockholders and, consequently, may not be able to recover certain losses suffered as a result of entering into the Transaction. In addition, although we have purchased a representations and warranties insurance policy (the “Policy”) and four layers of excess representations and warranties insurance coverage (the “Excess Policies” and together with the Policy, the “Policies”) to insure against breaches of certain representations and warranties, the Policy is limited to a face amount equal to $25.0 million and subject to an initial retention amount of approximately $9.25 million. Under the Policies, we will not be able to recover losses attributable to breaches of representations and warranties that are excluded from the Policy (including, for example, any breach which any deal team member had actual knowledge of prior to inception of the Policy). Accordingly, the Policy may not be sufficient to fully compensate us for losses attributable to breaches of representations and warranties by the ASP Acuren stockholders.

The unaudited pro forma condensed combined financial information included in this prospectus may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma condensed consolidated combined financial information contained in this prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Acuren Acquisition been completed on the dates indicated or what our results of operation or financial position will be in the future. See “Unaudited Pro Forma Condensed Combined Financial Information” in the financial statements included elsewhere in this prospectus.

Risks Related to Ownership of our Securities.

We may be required to issue additional shares of Acuren Delaware common stock pursuant to the terms of the Series A Preferred Stock which would dilute the holdings of investors.

There are currently 1,000,000 Founder Preferred Shares outstanding. We may be required to issue additional Acuren Delaware common stock pursuant to the terms of the Series A Preferred Stock which would dilute the holdings of investors.

The Series A Preferred Stock will be convertible into shares of Acuren Delaware common stock on a one-for-one basis at any time at the option of the holder and will be automatically converted into shares of Acuren Delaware common stock (subject to certain adjustments in certain circumstances either as the directors may determine or otherwise as determined in accordance with the terms of the Series A Preferred Stock) upon the earlier of (i) immediately following the Change of Control Dividend Date and (ii) the last day of the tenth full financial year following the consummation of the Acuren Acquisition, being December 31, 2034. In addition, once the Average Price (as defined below) (subject to adjustment in accordance with our articles of association (the “Articles”)) for any ten consecutive trading days is at least $11.50, the holders of the Series A Preferred Stock will be entitled to receive in aggregate the Annual Dividend Amount (as defined below) in respect of each Dividend Period (as defined below), payable in shares of Acuren Delaware common stock or cash, at our sole option. If we determine to pay such Annual Dividend Amount in shares of Acuren Delaware common stock, then the Annual Dividend Amount will be paid on the relevant payment date by the issue of such number of shares of Acuren Delaware common stock as is equal to the Annual Dividend Amount (as defined below) divided by the Dividend Price (as defined below).

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

In the first Dividend Period in which such dividend becomes payable, the Annual Dividend Amount will be equal in value to (i) 20% of the increase in the value of one share of Acuren Delaware common stock, such increase being calculated as the difference between $10.00 and the Dividend Price, multiplied by (ii) the Series A Preferred Stock Equivalent (as defined below). In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated Dividend Price compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount.

In the event of (i) an acquisition of control by any person or party (or by any group of persons or parties who are acting in concert) whether by merger, consolidation or otherwise or (ii) any sale, lease or exchange of all or substantially all of our property and assets, including its goodwill and its corporate franchises (a “Change of Control”), the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend, equal to the Change of Control Dividend Amount payable in Acuren Delaware common stock. The “Change of Control Dividend Amount” means the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable beginning on the date of the consummation of the Change of Control and ending on the last day of the tenth full financial year following the completion of the Acuren Acquisition assuming, among other things, that the Average Price for the last ten consecutive trading days of the relevant Dividend Period is determined by multiplying the Change of Control Price (being either (x) the cash amount per share to be received by holders of Acuren Delaware common stock in connection with a Change of Control or (y) where the amount per share to be received by holders of Acuren Delaware common stock in connection with a Change of Control is in a form other than cash, the Average Price for the last ten consecutive trading days prior to the consummation of the Change of Control event) by eight per cent. per annum.

The precise number of shares of Acuren Delaware common stock that may be required to be issued pursuant to the terms of the Series A Preferred Stock cannot be ascertained at this time as a result of dividends that may be payable in Acuren Delaware common stock.

The issue of shares of Acuren Delaware common stock in connection with the payment of the Annual Dividend Amount or Change of Control Dividend Amount (as defined below) will reduce (by the applicable proportion) the percentage stockholdings of those stockholders holding Acuren Delaware common stock prior to such issuance. This does not take into account any dilution which may occur as a result of any other issuance of Acuren Delaware common stock pursuant to the other terms of the Series A Preferred Stock and assumes that there is no adjustment (pursuant to the constitute documents) to the rate at which the Series A Preferred Stock convert into Acuren Delaware common stock.

The issuance of Acuren Delaware common stock pursuant to the terms of the Series A Preferred Stock may reduce any net return derived from holding Acuren Delaware common stock compared to any such net return that might otherwise have been derived had we not issued Acuren Delaware common stock in connection with the payment of the Annual Dividend Amount or upon the conversion of the Series A Preferred Stock.

An active, liquid, and orderly trading market for the Acuren Delaware common stock may not develop, which would adversely affect the liquidity and price of our securities.

If we are listed on the NYSE following consummation of the Domestication, an active public market for our Acuren Delaware common stock may not develop. If an active market does not develop, investors may experience difficulty selling their shares of Acuren Delaware common stock. Additionally, following completion of a listing on the NYSE, the price of the shares of the Acuren Delaware common stock may vary significantly due to one or more potential business combinations and general market or economic conditions and may fall below the purchase price. Investors should not expect that they will necessarily be able to realize their investment within a period that they would regard as reasonable. Accordingly, the Acuren Delaware common stock may not be suitable for short-term investment.

Our current directors will allocate their time to other businesses, leading to potential conflicts of interest in their determination as to how much time to allocate to our affairs.

None of the current directors are required to commit their full time or any specified amount of time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If the directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

to operate the business. In addition, Sir Martin Franklin, Mr. Robert A.E. Franklin, Mr. James E. Lillie and certain other individuals affiliated with Mariposa Acquisition IX, LLC (the “Founder Entity”, and such individuals, the “Founders”), our directors or one or more of their affiliates may provide services to our business. However, there is no formal agreement between us and such entities with respect to the provision of such services or the commitment of any specified amount of time to our business. We cannot provide any assurance that these conflicts will be resolved in our favor. In addition, although the directors must act in our best interests and owe certain fiduciary duties to us, they are not (or will not be) necessarily obligated under Delaware law to present us with business opportunities.

We cannot confirm that our Founders or any of our directors will not become involved in one or more other business opportunities that could present conflicts of interest in respect of the time they allocate to our business. In addition, our conflict of interest procedures may require or allow our Founders, directors and officers and certain of their affiliates to present certain acquisition opportunities to other companies before they present them to us.

We do not currently intend to pay dividends on the Acuren Delaware common stock, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of the Acuren Delaware common stock.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not intend to declare or pay any dividends in the foreseeable future. Moreover, the terms of the New Credit Facility may restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. As a result, and for the foreseeable future, stockholders must rely on sales of their Acuren Delaware common stock after price appreciation as the only way to realize any future gains on their investment.

You may not be able to realize returns on your investment in our securities within a period that you would consider to be reasonable.

Investments in our securities may be relatively illiquid. There may be a limited number of investors and this factor, together with the number of shares of Acuren Delaware common stock and Warrants outstanding, may contribute both to infrequent trading in our securities and to volatile market price movements. Investors should not expect that they will necessarily be able to realize their investment in our securities within a period that they would regard as reasonable. Accordingly, the Acuren Delaware common stock and Warrants may not be suitable for short-term investment. Even if an active trading market develops, the market price for the shares of Acuren Delaware common stock may fall below the price at which they were purchased.

We may issue additional shares of Series A Preferred Stock in the future, and the terms of such Series A Preferred Stock may reduce the value of our existing securities.

The Acuren Delaware certificate of incorporation will authorize us to issue up to [•] shares of preferred stock, par value $[•] per share, of the Company. As of August 1, 2024, after giving pro forma effect to the Domestication, we had outstanding 1,000,000 shares of Series A Preferred Stock. We may issue additional shares or series of preferred stock in the future, and the terms of such preferred stock may reduce the value of the shares of Acuren Delaware common stock, shares of Series A Preferred Stock and Warrants.

The Board of Directors will be authorized to create and issue one or more additional series of preferred stock, and, with respect to each series, to fix the number of shares constituting the series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series, in each case without stockholder approval. If we create and issue one or more additional series of preferred stock, it could affect your rights or reduce the value of your investment in our securities. The Board of Directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our Acuren Delaware Common stock, and which could have certain anti-takeover effects.

We will be required to issue additional shares of Acuren Delaware common stock upon the exercise of the Warrants and/or our option and vesting of restricted stock units, which may dilute your interests in the Acuren Delaware common stock.

The terms of the Warrants provide for the issuance of Acuren Delaware common stock upon any exercise of the Warrants. Each Warrant entitles the holder to one-fourth of a share of Acuren Delaware common stock at $11.50 per whole Acuren Delaware common stock (subject to adjustment in accordance with the terms and conditions of

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

the Warrant). Based on the number of Warrants outstanding as of August 1, 2024, after giving pro forma effect to the Domestication, the maximum remaining number of shares of Acuren Delaware common stock that we may be required to issue pursuant to the terms of the Warrants, subject to adjustment in accordance with the terms and conditions of the Warrant Instrument, is 4,566,219. The exercise of the Warrants will result in dilution of the value of a stockholder’s interest in our Acuren Delaware common stock if the value of a shares of Acuren Delaware common stock exceeds the exercise price payable on the exercise of a Warrant at the relevant time.

In addition, as of August 1, 2024, after giving pro forma effect to the Domestication, we had outstanding options to acquire 125,000 shares of Acuren Delaware common stock (all of which were vested) and 560,000 restricted stock units which may vest and settle into Acuren Delaware common stock. The exercise of such options and vesting of such restricted stock units will result in a dilution of the value of a stockholder’s interests in our Acuren Delaware common stock.

The potential for the issuance of additional Acuren Delaware common stock pursuant to exercise of the Warrants or the options and vesting of the restricted stock units could have an adverse effect on the market price of the Acuren Delaware common stock. See “Description of Capital Stock — Warrants”.

There is no guarantee that the Warrants will be in the money at a time when they are exercisable, and they may expire worthless. In addition, the terms of the Warrants may be amended without the consent of all holders.

The exercise price for the Warrants is $11.50 per share (subject to adjustment in accordance with the terms of the Warrant and related agreements). There is no guarantee that the Warrants will be in the money at a time when they are exercisable, and as such, the Warrants may expire worthless.

In addition, the Warrant provides that we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 75% of the then outstanding Warrants approve of such amendment. Although our ability to amend the terms of the Warrants with the consent of holders of at least 75% of the then outstanding Warrants will be unlimited, examples of such amendments could include amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of Acuren Delaware common stock purchasable upon exercise of a Warrant. See “Description of Capital Stock — Warrants”.

The Warrants may be mandatorily redeemed prior to their exercise at a time that is disadvantageous to holders, thereby making the Warrants worthless.

The Warrants are subject to mandatory redemption at $0.01 per Warrant if at any time the average price per shares of Acuren Delaware common stock equals or exceeds $18.00 (subject to any prior adjustment in accordance with the terms and conditions set out in the Warrant) for a period of ten consecutive trading days. See “Description of Capital Stock –– Warrants”.

Mandatory redemption of the outstanding Warrants could force holders of Warrants:

•        to exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so;

•        to sell their Warrants at the then-current market price when they might otherwise wish to hold their Warrants; or

•        to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of their Warrants.

Risks Related to the Domestication to Delaware

Currently, your rights as a shareholder arise under British Virgin Islands law as well as the Articles. Upon effectiveness of the Domestication to Delaware, your rights will arise under Delaware law and the Acuren Delaware certificate of incorporation and bylaws.

Upon effectiveness of the Domestication to Delaware, the rights of our Acuren Delaware stockholders will arise under our Acuren Delaware certificate of incorporation and bylaws as well as Delaware law. Those new organizational documents will contain, and Delaware law contains, provisions that differ in some respects from those

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

in our current organizational documents and British Virgin Islands law and, therefore, some of your rights as an Acuren Delaware stockholder immediately following the Domestication to Delaware could differ from the rights you currently possess as an Acuren BVI shareholder.

Currently, we are governed by British Virgin Islands law, but, following the completion of the Domestication, we will be governed by Delaware law, which has anti-takeover implications.

Following the Domestication, our organizational documents will change, and our organizational documents will be governed by Delaware law. The application of Delaware law may have the effect of deterring hostile takeover attempts or a change in control. Section 203 of the DGCL restricts certain “business combinations” with “interested stockholders” for three years following the date that a person becomes an interested stockholder unless: (i) the “business combination” or the transaction which caused the person or entity to become an interested stockholder is approved by such company’s board of directors prior to such business combination or transactions; (ii) upon the completion of the transaction in which the person or entity becomes an “interested stockholder,” such interested stockholder holds at least 85% of the voting stock of such company not including (x) shares held by officers and directors and (y) shares held by employee benefit plans under certain circumstances; or (iii) at or after the time the person or entity becomes an “interested stockholder,” the “business combination” is approved by such company’s board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by such interested stockholder. A Delaware corporation may elect not to be governed by Section 203 of the DGCL. We do not expect to make such an election.

Anti-takeover provisions in our organizational documents and under Delaware law could delay, discourage or prevent takeover attempts or changes in our management that stockholders may consider favorable.

The certificate of incorporation and bylaws of Acuren Delaware, to be effective upon the Domestication, will contain provisions that could have the effect of delaying, discouraging or preventing takeover attempts or changes in our management without the consent of our Board of Directors. These provisions include:

•        no cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect director candidates;

•        the exclusive right of our Board of Directors to elect a director to fill a vacancy on the Board of Directors resulting from an increase in the authorized number of directors, or from death, resignation, disqualification, removal or other cause (subject to the rights of the holders of Founder Preferred Shares), which prevents stockholders from being able to fill vacancies on our Board of Directors;

•        a prohibition on stockholder action by written consent (subject to exceptions for action by holders of Founder Preferred Shares), which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•        the ability of our Board of Directors to issue preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the requirement that an annual meeting of stockholders may be called only (a) by (i) the chairman or a co-chairman of the Board of Directors, (ii) the chief executive officer, (iii) the Board of Directors or (iv) an officer of the Company authorized by the Board of Directors to do so or (b) upon the written request of holders of at least 30% of the voting power of our outstanding capital stock, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        advance notice procedures that stockholders must comply with in order to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us;

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

•        limitations on the liability of, and the provision of indemnification to, our directors and officers; and

•        absent our written consent to an alternative forum, the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, in the case of actions arising under the Securities Act, the federal district courts of the United States of America, for certain actions against us.

In addition, effective upon the Domestication, we and our organizational documents will be governed by Delaware law. The application of Delaware law to us may have the effect of deterring hostile takeover attempts or a change in control. In particular, Section 203 of the DGCL imposes certain restrictions on “business combinations” (defined to include mergers, asset sales and other transactions) between us and “interested stockholders” (defined to include persons who hold 15% or more of our voting stock and their affiliates). Any provision of the certificate of incorporation and bylaws of Acuren Delaware or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their securities and could also affect the price that some investors are willing to pay for our securities.

Risks Related to Taxation

Changes in tax law and practice may reduce any net returns for investors.

The tax treatment of our stockholders, including any special purpose vehicle that we may establish and any company which we may acquire are all subject to changes in tax laws or practices in the U.S. or any other relevant jurisdiction. Any change may reduce any net return derived by our stockholders from an investment in the Acuren Delaware common stock.

Our non-U.S. Holders may be subject to withholding taxes on distributions.

Following the Domestication, dividends paid to a non-U.S. shareholder will be treated as U.S. source income and will be subject to U.S. withholding tax at a rate of 30%, subject to reduction in the case of a shareholder who is a qualified resident of a country which has a tax treaty with the U.S. and provides adequate documentation (generally Form W-8BEN or Form W-8BEN-E) evidencing their right to tax treaty benefits.

The Domestication may require a shareholder to recognize taxable income.

The change in our tax domicile or other aspects of the Domestication may require a shareholder to recognize taxable income, profit or gain in the jurisdiction in which the shareholder is a tax resident. At that time, we do not anticipate making any cash distributions to shareholders to fund such taxes.

We will be treated as a U.S. corporation for U.S. tax purposes and will generally be taxable on our worldwide income.

Following the Domestication, we will be taxable as a U.S. corporation. A U.S. corporation generally is taxable on its worldwide income, subject to an exemption for certain foreign-source dividends paid by foreign subsidiaries.

There can be no assurance that we will be able to make returns for shareholders in a tax-efficient manner.

We structured the Transaction and our holding of ASP Acuren in what it believes to be a fiscally efficient manner. We have made certain assumptions regarding taxation. However, if these assumptions are not correct, taxes may be imposed with respect to our assets, or any one of our members may be subject to tax on our income, profits, gains or distributions (either on a liquidation and dissolution or otherwise) in a particular jurisdiction or jurisdictions, in excess of taxes that were anticipated. This could alter the post-tax returns for certain categories of Investors. Any change in laws or tax authority practices could also adversely affect any post-tax returns to Investors. In addition, we may incur costs in taking steps to mitigate any such adverse effect on the post-tax returns to Investors.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

The change in our tax domicile to the United States may result in adverse tax consequences for Holders of the Ordinary Shares and Warrants.

As discussed more fully under “Material U.S. Federal Income Tax Consequences,” and based on, and subject to, the assumptions, qualifications and limitations set forth in the opinion included as Exhibit 8.1 hereto, it is the opinion of Greenberg Traurig that the Domestication should qualify as a reorganization under Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In such a transaction, the holders of the Acuren BVI Ordinary Shares, which was previously incorporated in the BVI, are deemed to exchange their Acuren BVI Ordinary Shares for shares of Acuren Delaware common stock. Assuming such qualification, and subject to the PFIC rules discussed below and under “Material U.S. Federal Income Tax Consequences,” U.S. Holders (as defined therein) will be subject to Section 367(b) of the Code as described below.

A U.S. Holder whose Acuren BVI Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of our shares entitled to vote and less than 10% of the total value of all classes of our shares will not recognize any gain or loss and will not be required to include any part of our earnings in income.

A U.S. Holder who owns (actually or constructively) Acuren BVI Ordinary Shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of our shares entitled to vote and less than 10% of the total value of all classes of our shares on the date of the Domestication, must generally recognize gain (but not loss) with respect to the shares of Acuren Delaware common stock deemed received in the Domestication, even if such U.S. Holder continues to hold our shares and has not received any cash as a result of the Domestication. As an alternative to recognizing gain, however, such U.S. Holder may elect to include in income the “all earnings and profits amount,” as the term is defined in Treasury Regulation Section 1.367(b)-2(d), attributable to such holder’s Acuren BVI Ordinary Shares. The income so included pursuant to this election generally is treated as dividend income.

If a U.S. Holder owns (actually or constructively) Acuren BVI Ordinary Shares with 10% or more of the total combined voting power of all classes of our shares entitled to vote or 10% or more of the total value of all classes of our shares on the date of the Domestication, such U.S. Holder will be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to our Acuren BVI Ordinary Shares. A U.S. Holder’s ownership of Warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power of all classes of our shares or 10% or more of the total value of our shares. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of our shares or 10% or more of the total value of our shares for these purposes.

Even if the Domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, if we were a passive foreign investment company (“PFIC”) at any time during a U.S. Holder’s holding period of Acuren BVI Ordinary Shares or Warrants, such U.S. Holder may be required to recognize gain in connection with the Domestication and may be subject to complex rules applicable to a shareholder of a PFIC. Our PFIC status for our current taxable year is uncertain, as described more fully under “Material U.S. Federal Income Tax Consequences.” The determination of whether a non-U.S. corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “Material U.S. Federal Income Tax Consequences.”

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

MARKET AND DIVIDEND INFORMATION

Ordinary Shares

The Acuren BVI ordinary shares began trading on the LSE on May 22, 2023. Due to the completion of the Acuren Acquisition, trading on the LSE was suspended on July 30, 2024, and the listing is expected to be cancelled on August 19, 2024.

In connection with the initial public offering on May 22, 2023, we issued 53,975,000 of our Acuren BVI ordinary shares. As of August 1, 2024, we had 121,412,515 Acuren BVI ordinary shares outstanding and 78 record holders of our Acuren BVI ordinary shares. We have not declared or paid any dividends on our Acuren BVI ordinary shares in the past two fiscal years and have no current plans to pay dividends on our Acuren BVI ordinary shares or Acuren Delaware common stock. In connection with the Domestication, we intend to list our Acuren Delaware common stock on the NYSE under the ticker symbol “TIC”.

Warrants

On May 22, 2023, an aggregate of 54,975,000 Warrants were issued (with each four Warrants entitling the holder to subscribe for one ordinary share) pursuant to a warrant instrument executed by the Company and were exercisable to purchase an aggregate of 13,743,750 Acuren BVI ordinary shares. On July 30, 2024, we completed the Warrant Financing, in which an aggregate of 36,710,124 Warrants were exercised at a reduced exercise price of $10.00 for an aggregate of 9,177,531 Acuren BVI ordinary shares.

As of August 1, 2024, there were 18,264,876 Warrants outstanding exercisable for approximately 4,566,219 Acuren BVI ordinary shares. As of August 1, 2024, we had 3 record holders of our Warrants.

The Warrants began trading on the LSE on May 22, 2023. Due to the completion of the Acuren Acquisition, trading on the LSE was suspended on July 30, 2024, and the listing is expected to be cancelled on August 19, 2024.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

THE DOMESTICATION

General

We will effect the Domestication by filing with the Secretary of State of the State of Delaware a certificate of corporate domestication and a certificate of incorporation of Acuren Delaware, and by filing with the British Virgin Islands Registrar of Corporate Affairs a notice of continuance out of the British Virgin Islands and certified copies of the certificates filed in Delaware. The Domestication and the Acuren Delaware certificate of incorporation were approved by our Board of Directors, and no action of our shareholders is required to effect the Domestication. Under Delaware law, the Domestication is deemed effective upon the filing of the certificate of corporate domestication and the Acuren Delaware certificate of incorporation with the Secretary of State of the State of Delaware. In addition, we must file with the British Virgin Islands Registrar of Corporate Affairs a notice of continuance out of the British Virgin Islands and if the British Virgin Islands Registrar of Corporate Affairs is satisfied that the requirements of the BVI Companies Act have been satisfied with respect to the Domestication, it will issue a certificate of discontinuance and, at that time, we shall cease to be registered as a company in the British Virgin Islands and will continue as the same legal entity incorporated in Delaware. We intend to file the certificate of continuance with the British Virgin Islands Registrar of Corporate Affairs on the day certified copies of the certificates are issued by the Secretary of State of the State of Delaware. Acuren BVI has not received and is not required by British Virgin Islands law to receive, approval of a plan of arrangement in the British Virgin Islands, and no plan of arrangement is contemplated.

In connection with the Domestication, Acuren Delaware’s Board of Directors will adopt bylaws, which, together with the Acuren Delaware certificate of incorporation filed with the Secretary of State of the State of Delaware, will be the organizational documents of Acuren Delaware from and after the Domestication.

Background and Reasons for the Domestication

Our Board of Directors approved the Domestication from the British Virgin Islands to the State of Delaware in connection with the registration of the shares of Acuren Delaware common stock with the SEC. Our Board of Directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware and that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. Our Board of Directors further believes that there are several reasons why the Domestication is in the best interests of Company and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•        Prominence, Predictability, and Flexibility of Delaware Law.    For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe, such clarity would be advantageous to Acuren Delaware, our Board of Directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Acuren Delaware’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    The Domestication from the British Virgin Islands to Delaware is attractive to directors, officers, and stockholders alike. Our reincorporation in Delaware may make Acuren Delaware more attractive to future candidates for our Board of Directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have been successful in retaining our directors and officers, however, directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our Board of Directors therefore believes that providing the benefits afforded directors by Delaware law will enable Acuren Delaware to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both British Virgin Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than British Virgin Islands law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Effects of the Domestication

The BVI Companies Act permits a British Virgin Islands company to discontinue from the British Virgin Islands and continue in an appointed jurisdiction (which includes Delaware) as if it had been incorporated under the laws of that other jurisdiction. The BVI Companies Act and our memorandum and articles of association authorize our Board of Directors to continue Acuren BVI in a jurisdiction outside of the British Virgin Islands (in this case, Delaware) without a shareholder vote. Consequently, we are not asking for your vote or soliciting proxies with respect to the Domestication. The BVI Companies Act does not provide shareholders with statutory rights of appraisal in relation to a discontinuance under the BVI Companies Act.

Section 388 of the DGCL provides that an entity organized in a country outside the United States may become domesticated as a corporation in Delaware by the filing with the Secretary of State of the State of Delaware of a certificate of incorporation and a certificate of corporate domestication stating, among other things, that the domestication has been approved as provided in the document, instrument or other writing, as the case may be, governing the internal offers of the non-United States entity and the conduct of its business or applicable non-Delaware law, as appropriate. Section 388 of the DGCL provides that prior to the filing of a certificate of corporate domestication with the Secretary of State of the State of Delaware, the domestication and the Acuren Delaware certificate of incorporation to be filed with the Secretary of State of the State of Delaware must be approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate. Section 388 of the DGCL does not provide any other approval requirements for a domestication. The DGCL does not provide stockholders with statutory rights of appraisal in connection with a domestication under Section 388 of the DGCL.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Under Section 184 of the BVI Companies Act, Acuren BVI will cease to be a company incorporated under the BVI Companies Act and will continue as the same legal entity incorporated under the laws of Delaware. Similarly, Section 388 of the DGCL provides that, upon domesticating in Delaware:

•        Acuren Delaware will be deemed to be the same entity as Acuren BVI, and the domestication will constitute a continuation of the existence of Acuren BVI in the form of Acuren Delaware;

•        all rights, privileges and powers, as well as all property, of Acuren BVI will remain vested in Acuren Delaware;

•        all debts, liabilities and duties of Acuren BVI will remain attached to Acuren Delaware and may be enforced against Acuren Delaware to the same extent as if originally incurred by it; and

•        unless otherwise agreed to or otherwise required under applicable British Virgin Islands law, the domestication will not be deemed a dissolution of Acuren BVI.

No Change in Business, Locations, Fiscal Year or Employee Plans

The Domestication will effect a change in our jurisdiction of incorporation, and other changes of a legal nature, including changes in our organizational documents, which are described in this prospectus. Because there is no change in our legal entity, the business, assets and liabilities of the Company and its subsidiaries on a consolidated basis, as well as our principal locations and fiscal year, will be the same upon effectiveness of the Domestication as they are prior to the Domestication.

Upon effectiveness of the Domestication, all of our obligations will continue as outstanding and enforceable obligations of Acuren Delaware.

All Acuren BVI employee benefit plans and agreements will be continued by Acuren Delaware.

Our Management and Our Board of Directors

Our executive officers will be the executive officers of Acuren Delaware immediately following the effectiveness of the Domestication. Our current executive officers are Talman B. Pizzey, President and Chief Executive Officer, Michael Grigsby, Chief Financial Officer, Lourinda “Rindi” St. John, Chief Human Resources Officer, and Fiona E. Sutherland, General Counsel.

Our directors before the effectiveness of the Domestication will be the directors of Acuren Delaware immediately following the effectiveness of the Domestication. The composition of our Board of Directors changed upon the consummation of the Acuren Acquisition. Our current directors are Sir Martin E. Franklin, Robert A. E. Franklin, Rory Cullinan, Talman B. Pizzey, Peter Hochfelder, Antoinette C. Bush, Elizabeth Meloy Hepding and James E. Lillie. Sir Martin and Mr. Franklin are our Co-Chairmen. Upon the consummation of the Acuren Acquisition, Thomas V. Milroy and Melanie Stack stepped down from our Board of Directors and Messrs. Hochfelder, Lillie and Pizzey and Mses. Bush and Hepding joined our Board of Directors. See “Management and Corporate Governance — Board of Directors.”

Domestication Share Conversion

In connection with the Domestication, our currently issued and outstanding Acuren BVI ordinary shares will automatically convert, on a one-for-one basis, into shares of Acuren Delaware common stock. Consequently, at the Effective Time, each holder of an Acuren BVI ordinary share will instead hold a share of Acuren Delaware common stock representing the same proportional equity interest in Acuren Delaware as that shareholder held in Acuren BVI immediately prior to the Effective Time. The number of shares of Acuren Delaware common stock outstanding immediately after the Effective Time will be the same as the number of ordinary shares of Acuren BVI outstanding immediately prior to the Effective Time.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

It is not necessary for shareholders of Acuren BVI to exchange their existing share certificates for share certificates of Acuren Delaware in connection with the Domestication. A shareholder who currently holds any of our Acuren BVI ordinary share certificates will receive a new Acuren Delaware common stock certificate upon request pursuant to Section 158 of the DGCL or upon any future transaction in Acuren Delaware common stock that requires the transfer agent to issue stock certificates in exchange for existing share certificates. Until surrendered and exchanged, each certificate evidencing Acuren BVI ordinary shares will be deemed for all purposes of the Company to evidence the identical number of shares of Acuren Delaware common stock.

Similarly, outstanding options and Warrants to acquire, and restricted stock units that settle into, Acuren BVI ordinary shares will be converted into options or Warrants to acquire, or restricted stock units that settle into, shares of Acuren Delaware common stock. Acuren Delaware will not issue new options or Warrants to acquire, or restricted stock units that settle into, Acuren Delaware common stock until such future transaction that requires the issuance of options or Warrants to acquire, or restricted stock units that settle into, Acuren Delaware common stock in exchange for existing options or Warrants to acquire, or restricted stock units that settle into, Acuren BVI ordinary shares. After the effectiveness of the Domestication and until surrendered and exchanged, each option or warrant to acquire, or restricted stock unit that settles into, a portion of Acuren BVI ordinary shares will be deemed for all purposes of the Company to evidence an option or warrant to acquire, or restricted stock unit that settles into, the identical portion of shares of Acuren Delaware common stock.

Comparison of Shareholder Rights

The Domestication will change our jurisdiction of incorporation from the British Virgin Islands to the State of Delaware. While we are currently governed by the BVI Companies Act, upon Domestication, we will be governed by the DGCL. There are differences between British Virgin Islands corporate law and Delaware corporate law. In addition, in connection with the Domestication, we will be governed by a newly adopted Acuren Delaware certificate of incorporation and bylaws, which are different from our current organizational documents. For a more detailed description of how the new organizational documents and Delaware law may differ from our current organizational documents and British Virgin Islands law, please see “Description of Capital Stock; Comparison of Rights — Comparison of Rights” below. Our business, assets and liabilities on a consolidated basis, as well as our executive officers, principal business locations and fiscal year, will not change as a result of the Domestication.

The most significant differences between our current organizational documents and British Virgin Islands law and the new organizational documents and Delaware law are as follows:

•        Delaware law requires that all amendments to the Acuren Delaware certificate of incorporation (other than a certificate of designation setting forth a copy of the resolution of the Acuren Delaware Board of Directors fixing the designations and the powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of the shares of one or more new series of preferred stock of Acuren Delaware or a change in Acuren Delaware’s name) must be approved by the Board of Directors and by the stockholders, while amendments to the Amended and Restated Memorandum and Articles of Association of Acuren BVI may be made solely by resolutions of the directors (in limited circumstances) or by the holders of ordinary shares;

•        The Acuren Delaware certificate of incorporation will prohibit the common stockholders of Acuren Delaware from acting by written consent, while the Acuren BVI Amended and Restated Memorandum and Articles of Association permit shareholder action by written consent;

•        The Acuren Delaware certificate of incorporation and bylaws will not permit the stockholders of Acuren Delaware to call meetings of stockholders under any circumstances, while the shareholders holding 30% of the voting rights in respect of the matter for which the meeting is called may require the directors to call a meeting of shareholders of Acuren BVI;

•        Under Delaware law, only the stockholders may remove directors, while under British Virgin Islands law and the Acuren BVI Amended and Restated Memorandum and Articles of Association, a director may be removed by a resolution of directors;

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

•        Under the Acuren Delaware certificate of incorporation and bylaws, subject to the rights of any series of preferred stock, vacancies and unfilled directorships will be filled solely by the remaining directors, while under the Acuren BVI Amended and Restated Memorandum and Articles of Association vacancies may be filled by either the directors or the shareholders;

•        Under Delaware law, directors may not act by proxy, while under British Virgin Islands law, directors may appoint another director or person to vote in his or her place, exercise his or her other rights as director, and perform his or her duties as director;

•        Under Delaware law, a sale of all or substantially all of the assets of Acuren Delaware (other than under certain circumstances related to the sale of assets securing a mortgage or pledged to a secured party) requires stockholder approval, while the Acuren BVI Amended and Restated Memorandum and Articles of Association eliminate the shareholder vote otherwise required by the British Virgin Islands laws for a sale of more than 50% of the assets of Acuren BVI; and

•        Under Delaware law, “business combinations” with “interested stockholders” (as those terms are defined in the DGCL) are prohibited for a certain period of time absent certain requirements, while British Virgin Islands law provides no similar prohibition.

No Vote or Dissenters’ Rights of Appraisal in the Domestication

Under the BVI Companies Act and our memorandum and articles of association, shareholder approval of the Domestication is not required, and our shareholders do not have statutory rights of appraisal or any other appraisal rights of their shares as a result of the Domestication. Nor does Delaware law provide for any such rights. We are not asking you for a proxy and you are requested not to send us a proxy. No shareholder vote or action is required to effect the Domestication.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ACUREN CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of Acuren’s financial condition and results of operations for the period from January 1, 2023 to December 31, 2023.

Pursuant to applicable SEC regulations, we are omitting any financial information for the three months ended March 31, 2024. We intend to amend this registration statement to include a discussion of Acuren’s financial condition and results of operations for the six months ended June 30, 2024.

Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. This discussion should be read in conjunction with “Prospectus Summary — Summary Consolidated Financial Information,” “Selected Consolidated Financial Information,” “ASP Acuren Management Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements included elsewhere in this prospectus.

The following financial information has been extracted from the audited consolidated financial statements of Acuren Corporation included in this prospectus. In this section, “we,” us,” “our” and “Acuren” refer to Acuren Corporation.

Overview

On July 30, 2024, we completed our acquisition of ASP Acuren, a leading provider of NDT, and related engineering and lab testing, maintenance and installation services. ASP Acuren operates substantially in North America. ASP Acuren serves several industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. ASP Acuren provides these essential and often compliance-mandated asset integrity management services in the industrial space with a focus on maintenance relative to new construction.

We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on December 15, 2022 under the name Admiral Acquisition Limited. We were formed for the purpose of acquiring a target company or business. On May 22, 2023, we raised gross proceeds of approximately $550 million in connection with our initial public offering in the United Kingdom, and our Acuren BVI ordinary shares and Warrants were listed on the LSE. Prior to our initial public offering in May 2023, we had only one share of preferred stock issued and outstanding and otherwise had no assets, liabilities, capital or equity. We changed our name to Acuren Corporation in connection with the closing of the Acuren Acquisition.

In connection with the Domestication, we intend to list our Acuren Delaware common stock and our Warrants on the NYSE. Due to the completion of the Acuren Acquisition, trading on the LSE was suspended on July 30, 2024, and the listing is expected to be cancelled on August 19, 2024.

Prior to the Acuren Acquisition, we had no revenue or other operations other than the active solicitation of a target business with which to complete a business combination. We generated non-operating income in the form of unrealized and realized gains on marketable securities and interest income on cash and cash equivalents. During that time, we had losses as a result of administrative costs and diligence costs related to actively soliciting target businesses, including transaction, financing and diligence costs related to the Acuren Acquisition and the New Credit Facility (as discussed below). We relied upon the proceeds from the initial public offering to fund our limited acquisition-related operations prior to the closing of the Acuren Acquisition.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Recent Developments

Acuren Acquisition

On July 30, 2024, we completed the acquisition of ASP Acuren, a market leading provider of asset integrity management solutions. The consideration paid at closing for the Acuren Acquisition was approximately $1.85 billion in cash. We funded the consideration paid with a combination of $568.0 million cash on hand, a $775.0 million senior loan facility and an aggregate of $675.0 million of proceeds from the PIPE Financing and the Warrant Financing. The Warrant Financing was an offer to permit holders of our Warrants to early exercise all of their outstanding Warrants at a reduced exercise price of $10.00 per whole Acuren BVI ordinary share.

Credit Facilities

In connection with the closing of the Acuren Acquisition, on July 30, 2024, we entered into the New Credit Facility by and among AAL Delaware Holdco, Inc., our wholly-owned subsidiary, as the initial borrower, ASP Acuren Holdings, Inc., as a borrower, and any other subsidiaries of Acuren Corporation from time to time party thereto as borrowers, the “Borrowers”), the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent (the “Credit Agreement”), pursuant to which we incurred a $775.0 million seven-year senior secured term loan (the “Term Loan”) under the senior secured term loan facility (the “Term Loan Facility”), which was used to fund a part of the cash portion of the purchase price in the Acuren Acquisition. The Credit Agreement also provides for a $75.0 million five-year senior secured revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “New Credit Facility”). See “— Liquidity and Capital Resources — Credit Facilities” for more information regarding the New Credit Facility.

Initial Public Offering

In connection with the May 22, 2023 initial public offering and listing on the LSE, the Founder Entity purchased 1,000,000 preferred shares, no par value, for $10.0 million (the “Founder Preferred Shares”). The holders of Founder Preferred Shares will receive a dividend in the form of either Acuren BVI ordinary shares or cash, at our sole option (which we intend to settle in shares) based on the appreciation of the market price of Acuren BVI ordinary shares outstanding on November 30, 2024 (which includes any Acuren BVI ordinary shares issued pursuant to the exercise of warrants but excludes any ordinary shares issued to shareholders or other beneficial owners of ASP Acuren in connection with the Acuren Acquisition). See “Description of Capital Stock; Comparison of Rights — Authorized Share Capital — Preferred Stock — Dividends” for a description of the calculation of the annual dividend amount. Dividends are paid for the term the Founder Preferred Shares are outstanding. The Founder Preferred Shares will be automatically converted into Acuren BVI ordinary shares on a one-for-one basis (subject to certain adjustments in certain circumstances either as the directors may determine or otherwise as determined in accordance with the terms thereof) upon the earlier of (i) immediately following the Change of Control Dividend Date and (ii) the last day of the tenth full financial year following the consummation of the Acuren Acquisition, being December 31, 2034. Each Founder Preferred Share is convertible into one Acuren BVI ordinary share at the option of the holder and votes with the Acuren BVI ordinary shares as a single class. In the event of a Change of Control, the holders of the Founder Preferred Shares will be entitled to receive, in the aggregate, a one-time dividend equal to the Change of Control Dividend Amount, payable in Acuren Delaware common stock.

In connection with the initial public offering on May 22, 2023, we issued 53,950,000 Acuren BVI ordinary shares, no par value, for gross proceeds of approximately $539.5 million. In addition, on May 22, 2023, we issued an aggregate of 25,000 Acuren BVI ordinary shares to our non-founder directors for $10.00 per share. Each Acuren BVI ordinary share has voting rights and winding-up rights.

Each of the 1,000,000 Founder Preferred Shares, 53,950,000 Acuren BVI ordinary shares issued in connection with the initial public offering as well as the 25,000 Acuren BVI ordinary shares issued to the non-founder directors was issued with a warrant (54,975,000 Warrants in aggregate), entitling the holder of each Acuren BVI warrant to purchase 1/4 of an Acuren BVI ordinary share with a strike price of $11.50 per whole Acuren BVI ordinary share. Each warrant is exercisable until three (3) years from the date of the Acuren Acquisition, unless mandatorily redeemed by us. The Warrants are mandatorily redeemable by us at a price of $0.01 per warrant should the average

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

market price of an Acuren BVI ordinary share exceed $18.00 for ten (10) consecutive trading days. On July 30, 2024, we completed the Warrant Financing, and an aggregate of 36,710,124 Warrants were exercised at a reduced exercise price of $10.00 for an aggregate of 9,177,531 Acuren BVI ordinary shares. As of August 1, 2024, there were 18,264,876 Warrants outstanding exercisable for an aggregate of 4,566,219 Acuren BVI ordinary share. See “Note 9 to the Financial Statements — Subsequent Events.”

Results of Operations

($ in millions except per share data)	As of and for the Year Ended December 31, 2023
Statement of Operations data:
General and administrative expenses	(1.4)
Investment income	12.4
Unrealized gain on marketable securities at fair value	5.5
Net income (loss)	$16.5
Weighted average shares used in computing basic and diluted loss per share	54.0
Net income (loss) per share application to ordinary shareholders – basic and diluted	$0.3

Our entire activity from inception to the closing of the Acuren Acquisition and the New Credit Facility in July 2024 has been limited to the evaluation of business combination candidates and the issuance of stock based compensation to our non-employee directors.

Year Ended December 31, 2023

For the year ended December 31, 2023, our general and administrative expenses were $1.4 million including administrative expenses and expenses related to reviewing acquisition opportunities. Our investment income and unrealized gain on marketable securities combined was $17.9 million related primarily to our investment in short term treasury bills. We had no operations or activity prior to our initial public offering in May 2023 therefore there are no expenses or income for the period from inception to May 22, 2023. From December 15, 2022 (inception) through December 31, 2022, we had only one share of preferred stock issued and outstanding and otherwise had no assets, liabilities, capital or equity.

Liquidity and Capital Resources

Overview

Prior to the Acuren Acquisition, our sources of cash were primarily the net proceeds of our initial public offering. We used this cash to fund ongoing costs and expenses, the costs and expenses incurred in connection with seeking to identify and effect our initial acquisition, and to fund the Acuren Acquisition.

Acuren’s principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to execute and integrate strategic acquisitions. We believe that borrowings under our New Credit Facility, together with available cash and internally generated funds, will be sufficient to support our working capital, capital expenditures and debt service requirements over the next twelve months.

Credit Facilities

Our Credit Agreement provides for (1) a term loan facility, pursuant to which we incurred a $775.0 million Term Loan, which we used to fund a portion of the cash purchase price in the Acuren Acquisition and (2) a $75.0 million Revolving Credit Facility of which up to $20.0 million can be used for the issuance of letters of credit. As of July 30, 2024, we had $775.0 million of indebtedness outstanding under the Term Loan and $5.0 million outstanding under the Revolving Credit Facility comprised of $5.0 million in stand-by letters of credit.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

The interest rate applicable to the Term Loan is, at our option, either (1) a base rate plus an applicable margin equal to 2.50% or (2) a secured overnight financing rate (adjusted for statutory reserves) plus an applicable margin equal to 3.50%. At the option of the Borrower, the interest period for the Term Loan may be one, three, or six months or twelve months if agreed to by all applicable term loan lenders. Interest on the Term Loan is payable at the end of each interest period except that, if the interest period exceeds three months, interest is payable every three months. Principal payments on the Term Loan will commence on December 31, 2024 and will be made in quarterly installments on the last day of each fiscal quarter in an amount equal to 0.25% of the initial aggregate principal amount of the Term Loan. The Term Loan matures on July 30, 2031. We may prepay the Term Loan in whole or in part at any time without penalty, except that any prepayment in connection with a repricing transaction within six months of July 30, 2024 will be subject to 1% prepayment premium. Additionally, subject to certain exceptions, the Term Loan Facility may be subject to mandatory prepayments using (i) proceeds from non-ordinary course asset dispositions, (ii) proceeds from certain incurrences of debt or (iii) commencing in 2026, a portion of our annual excess cash flows based upon certain leverage ratios.

The interest rate applicable to borrowings under the Revolving Credit Facility is, at our option, either (1) a base rate plus an applicable margin equal to 2.50% or (2) a secured overnight financing rate (adjusted for statutory reserves) plus an applicable margin equal to 3.50%. The unused portion of the Revolving Credit Facility is subject to a commitment fee of 0.375% or 0.50% based on our first lien net leverage ratio. We are also required to pay (i) letters of credit fees on the amounts of outstanding letters of credit plus a fronting fee to the issuing lender and (ii) administration fees. Amounts drawn under each letter of credit bear interest at a rate of 3.50% per annum. Funds available under the Revolving Credit Facility may be used for general corporate purposes. The Revolving Credit Facility matures on July 30, 2029.

The Credit Agreement also permits the Borrower, without the consent of the other lenders, to request that one or more lenders provide the Borrower with increases in the Revolving Credit Facility or additional term loans up to such amounts based upon certain financial covenants and leverage ratios and subject to compliance with customary conditions set forth in the Credit Agreement including compliance, on a pro forma basis, with the financial covenants and ratios set forth therein and, with respect to any additional term loan, an increase in the margin on existing term loans to the extent required by the terms of the Credit Agreement. Upon the Borrower’s request, each lender may decide, in its sole discretion, whether to increase all or a portion of its Revolving Credit Facility commitment or whether to provide the Borrower with additional term loans.

The Credit Agreement contains certain customary negative operating covenants (certain of which are not applicable depending on our net leverage ratios), customary restrictive covenants and other customary provisions relating to events of default, including non-payment of principal, interest or fees, breach of covenants, misrepresentations, insolvency proceedings, cross default to other indebtedness of the Borrowers and its subsidiaries in excess of $40.0 million or judgments from creditors of such amount, change of control, and certain events relating to ERISA plans.

Obligations under the New Credit Facility are guaranteed on a senior secured basis, jointly and severally, by Acuren Corporation and substantially all of its U.S. and Canadian subsidiaries. Amounts borrowed under the New Credit Facility are secured on a first priority basis by a perfected security interest in substantially all of the present and future property (subject to certain exceptions) of the Borrower and each guarantor.

We are required to be in compliance with the covenants contained in our New Credit Facility.

Cash Flows

Net Cash Provided by Operating Activities

Net cash provided by operating activities of $10.9 million for the year ended December 31, 2023 included primarily investment income offset by cash administrative expenses. The only operating activities during year ended December 31, 2023 related to the administration of the Company and the investment of the cash on hand. There were no operations during the period ended December 31, 2022.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Net Cash Used in Investing Activities

Net Cash used in investing activities during the year ended December 31, 2023 of $547.8 million consisted of investments in treasury bills offset by maturities of treasury bill investments. There were no investing activities during the period ended December 31, 2022.

Net cash Provided by Financing Activities

Net cash provided by financing activities during the year ended December 31, 2023 of $539.0 million consisted of the proceeds from the initial public offering and the issuance of the founder preferred shares offset by costs associated with the offering.

Contractual Obligations and Commitments

The company did not have any contractual obligations or commitments as of the December 31, 2023 or 2022.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreement involving assets.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting Pronouncements, see Note 2 — Summary of Significant Accounting Policies.

Critical Accounting Estimates

We have no critical policies or decisions that rely on judgments that are based on assumptions about matters that are highly uncertain at the time the estimate is made. Note 2 — Summary of Significant Accounting Policies to our financial statements, included elsewhere in this prospectus, includes a summary of the significant accounting policies and methods used in the preparation of our financial statements.

Qualitative and Quantitative Disclosures About Market Risk

Historically, we were not subject to any material market or interest rate risk. Following the consummation of our initial public offering, the net proceeds of our initial public offering have been invested in short-term U.S. government treasury securities. Due to the short-term nature of these investments, we believe there was no associated material exposure to interest rate risk.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP ACUREN MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of ASP Acuren’s financial condition and results of operations for the years ended December 31, 2023, and 2022. This discussion should be read in conjunction with the information contained in the audited ASP Acuren consolidated financial statements and the notes thereto included in this prospectus. In this section, “we,” us,” “our” and “ASP Acuren” refer to ASP Acuren Holdings, Inc.

Overview

We are a leading provider of critical asset integrity services through three interrelated primary offerings; (i) NDT solutions, (ii) RAT solutions, and (iii) consulting engineering and lab testing. We operate primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. We provide these essential and often compliance-mandated (often at customer locations) services in the industrial space and are focused on the recuring maintenance needs of our customers.

NDT services include inspection and evaluation of industrial equipment through various technology-enabled methods to ensure asset integrity, avoid costly accidents and comply with regulatory requirements without destroying the asset or component. Given the amount of activity required at heights in the industrial space, we provide market leading RAT solutions to reach difficult areas without scaffolding. The work on ropes at heights extends beyond inspection and testing to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical services. We offer these trades in a niche way where RAT solutions are optimal (cost efficient and/or schedule enhancing) and where we can provide quality services without compromising safety. The consulting engineering and lab testing services include inspection of customer parts and materials efficiently in quality-controlled environments within our lab facilities which are strategically located near industrial centers. Additionally, we provide highly specialized materials engineering services including failure investigation, material selection, corrosion engineering, welding engineering, fracture mechanics, destructive testing, and chemical analysis.

We are headquartered in Tomball, Texas and operate from approximately 119 service centers and approximately 22 engineering and lab facilities. We operate in two geographical segments, the U.S. and Canada, and also have limited operations located in the United Kingdom. As of July 10, 2024, we had 6,383 employees, approximately 5,000 of whom are direct, billable engineers and technicians. We have recurring revenue and repeat business from our diversified long-standing customers across a variety of end markets. We believe the essential nature of our work provides stable and predictable cash flows. Organic growth is enhanced as assets and infrastructure age, requiring additional investment to ensure compliance and safe operation. Our engineers and technicians play an important role in the life extension of industrial assets. Contractual arrangements and master service agreements have terms ranging from a few days to five years. Substantially all of our revenue is derived from services contracted on a time and materials basis.

Certain Factors and Trends Affecting ASP Acuren Results of Operations

Summary of Acquisitions

On November 14, 2022, ASP Acuren purchased all the issued and outstanding stock of GBOG Holding Corporation, a U.S. company, and indirectly acquired 100% of the outstanding stock of its subsidiary, Versa Integrity Group, Inc. (collectively, “Versa”) for consideration of $39.9 million, which is net of cash acquired of $3.4 million included on Versa’s balance sheet prior to closing. The acquisition was funded by borrowing against ASP Acuren’s short-term revolver facility. Versa delivers NDT, mechanical integrity, and advanced services primarily across the southern region of the United States and is included in the United States segment since the date of the acquisition.

During the periods ended December 31, 2023 and 2022, ASP Acuren completed two other business acquisitions. The aggregate purchase price of these other acquisitions was $11.7 million, which is net of cash acquired, and was allocated to assets acquired and liabilities assumed at their estimated fair values.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Economic, Industry and Market Factors

We have observed some impact from inflationary pressure particularly during the 2022 fiscal year. Over the reporting periods we have been able to stabilize margin with a combination of cost management and price initiatives. There has been no direct effect on our business from the Russian-Ukrainian or the Israeli-Palestinian wars. These conflicts may have an impact on certain end markets, results of operations or liquidity or in other ways which we cannot yet determine.

Effect of Seasonality and Cyclical Nature of Business

Our revenue and results of operations can be subject to seasonal and other variations. These variations are influenced by weather, customer spending patterns, bidding seasons, project schedules, holidays, and the timing of outages and non-recurring projects. Typically, our revenue is lowest at the beginning of the year and during the winter months in North America because of persistent cold, snowy, or wet conditions. Revenue is generally higher during the spring and fall months, due to increased demand for our services when favorable weather conditions exist in many of the regions in which we operate. In the fourth quarter, many projects tend to be completed by customers seeking to spend their capital budgets before the end of the year, which generally has a positive effect on revenue. However, the holiday season and inclement weather can cause delays, which can reduce revenue and related costs on affected projects.

Additionally, the industries we serve can be cyclical. Fluctuations in end-user demand within those industries, or in the supply of services within those industries, can affect demand for our services. As a result, our business may be adversely affected by industry declines or by delays in new projects. Variations or unanticipated changes in project schedules in connection with large construction and installation projects can create fluctuations in revenue.

Description of Key Financial Statement Line Items

Service revenue

Services revenue is generated from ASP Acuren’s engineers, scientists, technologists, technicians, and specialized craft trades performing inspections, testing, and related services for customers both in the field and in our laboratories. Services revenue is recognized by ASP Acuren as services are performed for the customer. The vast majority of ASP Acuren billing is on a time and materials basis.

Cost of revenue

Cost of revenue consists primarily of direct labor. Cost of revenue also includes materials and indirect costs, such as supplies, tools, and depreciation and amortization related to contract performance. In addition, we incur travel, per diem, and hotel costs. Labor costs are recognized as labor hours are incurred.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of executive and indirect employee compensation, acquisition related earnout and incentive costs, information systems and technology costs, share-based compensation, rent expense, and management consulting services.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Results of Operations

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022

The following is a comparison of our results of operations for the year ended December 31, 2023, to the year ended December 31, 2022 (in thousands).

	Years Ended December 31,		Increase (Decrease)	% Change
	2023	2022
Service revenue	$1,050,914	$927,583	$123,331	13.3%
Cost of revenue	891,247	797,415	93,832	11.8%
Gross profit	159,667	130,168	29,499	22.7%
Selling, general and administrative expenses	104,309	96,189	8,120	8.4%
Income from operations	55,358	33,979	21,379	62.9%
Interest expense, net	60,022	24,159	35,863	148.4%
Other expense (income), net	(1,241)	(385)	(856)	222.3%
Gain on bargain purchase	—	(12,503)	12,503	-100.0%
Income before provision for income taxes	(3,423)	22,708	(26,131)	-115.1%
Provision for income taxes	2,205	3,219	(1,014)	-31.5%
Net income (loss)	$(5,628)	$19,489	$(25,117)	-128.9%

Revenues

Service revenue increased $123.3 million, or 13.3%, compared to the prior year period. This increase in service revenue was driven primarily by net sales growth of $74.2 million directly related to the Versa acquisition in November 2022. Additionally, ASP Acuren had organic sales growth of $44.4 million, or 4.8%, driven by increases in transaction volumes with recurring customers and new sales in target markets.

Cost of revenue and Gross profit

The following table presents gross profit and gross profit margin (gross profit as a percentage of revenues) for the years ended December 31, 2023, and 2022 (in thousands):

	Years Ended December 31,
	2023	2022
Cost of revenue	891,247	797,415
Gross profit	159,667	130,168
Gross profit margin	15.2%	14.0%

ASP Acuren’s gross profit for the year ended December 31, 2023, was $159.7 million, a $29.5 million, or 22.7%, increase compared to gross profit of $130.2 million for the year ended December 31, 2022. The gross profit increase from 2022 to 2023 was primarily attributable to indirect cost synergies gained in the Versa acquisition, combined with utilization improvements and pricing standardization.

Selling, general and administrative expenses

The following table presents selling, general and administrative expenses (“SG&A expenses”) and operating margin (SG&A expenses as a percentage of revenues) for the years ended December 31, 2023, and 2022 (in thousands):

	Years Ended December 31,
	2023	2022
SG&A expenses	$104,309	$96,189
SG&A expenses as a percentage of revenue (%)	9.9%	10.4%
Operating margin (%)	5.3%	3.7%

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren’s SG&A expenses for the year ended December 31, 2023, were $104.3 million, a $8.1 million increase compared to SG&A expenses of $96.2 million for the year ended December 31, 2022. SG&A expenses as a percentage of revenues were 9.9% and 10.4% for 2023 and 2022, respectively. The increase in SG&A expenses was in line with the overall increase in revenue. Specifically, the increase was driven by increases in salary and benefit expenses associated with the Versa acquisition.

Interest expense, net

Interest expense, net increased $35.9 million, or 148.4%, from the prior year period. This increase in 2023 is due to new borrowings under our Credit Agreement and a higher interest rate environment when compared against prior year.

Other expense (income), net

Other expense (income), net is comprised primarily of net gains from insurance claims, government subsidies, and other income or expense items that are not part of the normal operations. Other expense (income), net decreased $0.9 million or 222.3% from the prior year period.

Gain on bargain purchase

Gain on bargain purchase decreased by $12.5 million or 100% from the prior year period. This decrease is due to the bargain purchase gain from the Versa acquisition recognized in November 2022.

Provision for income taxes

Provision for income taxes decreased $1.0 million or 31.5% from the prior year period. This decrease was primarily driven by the decrease in income before taxes as well as a decrease in the effective tax rate to (65)% in 2023 from 13% in 2022. Significant items decreasing the rate from the expected federal tax rate of 21% to an effective tax rate of (65)% in 2023 include meals and entertainment, the foreign rate differential, and permanent differences. Significant items decreasing the rate from the expected federal tax rate of 21% to an effective tax rate of 13% in 2022 include the bargain purchase gain related to the acquisition of Versa, the state tax provision net of federal benefit, and the foreign rate differential.

Operating Segment Results

	Service Revenue				Gross Profit
	Year Ended December 31,				Year Ended December 31,
	2023	2022	Increase (Decrease)	% Change	2023	2022	Increase (Decrease)	% Change
United States	$643,847	$516,055	$127,792	25%	$92,251	$66,227	$26,024	39%
Canada	410,007	415,299	(5,292)	-1%	67,416	63,941	3,475	5%
Corporate and Eliminations	(2,940)	(3,771)	831	-22%	—	—	—	—
	$1,050,914	$927,583	$123,331	13%	$159,667	$130,168	$29,499	23%

United States

United States service revenue for the year ended December 31, 2023 was $643.8 million compared to $516.1 million during the same period in the prior year. The increase in service revenue was driven primarily by net sales growth of $74.2 million directly related to the Versa acquisition in November 2022. The increase is also due to continued organic growth in our target markets from higher transaction volume and strategic pricing initiatives.

Segment gross profit for 2023 and 2022 was approximately 14.3% and 12.8%, respectively. The increase was primarily driven by stronger volume combined with improved project margins resulting primarily from pricing initiatives implemented in 2023.

Canada

Canada service revenue for the year ended December 31, 2023 was $410.0 million compared to $415.3 million during the same period in the prior year. The decrease was driven by a decline in volume during the year ended December 31, 2023.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Segment gross profit margin for 2023 and 2022 was approximately 16.4% and 15.4%, respectively. The increase was primarily driven by utilization improvements and pricing standardization.

Reconciliation of GAAP to Non-GAAP Financial Measures

EBITDA, as defined by us, excludes interest charges, income tax expense (benefit), and depreciation and amortization. We believe this non-GAAP financial measure is useful to both management and investors in their analysis of our financial position and results of operations. EBITDA is a meaningful measure of performance which is commonly used by industry analysts, investors, lenders, and rating agencies to analyze operating performance in our industry, perform analytical comparisons, benchmark performance between periods, and measure our performance against externally communicated targets.

The following tables set forth the reconciliation of Net income (loss) and EBITDA to its most comparable GAAP financial measurements on a consolidated basis:

EBITDA:	Years Ended December 31,
	2023	2022
Net income (loss)	$(5,628)	$19,489
Provision for income taxes	2,205	3,219
Interest expense, net	60,022	24,159
Depreciation and amortization	94,818	86,436
EBITDA	$151,417	$133,303

Liquidity and Capital Resources

Overview

Overall, ASP Acuren believes that available cash and cash equivalents, cash flows generated from future operations, access to capital markets, and availability under its then existing revolving credit facility were adequate to support the cash needs of ASP Acuren for the periods presented. ASP Acuren’s uses of available cash, borrowing capacity, cash flows from operations and financing arrangements were to invest in capital expenditures to support its growth, repay debt maturities as they became due, and complete its integration activities. ASP Acuren’s principal liquidity requirements were for working capital and general corporate purposes, including capital expenditures and debt service, as well as to execute and integrate strategic acquisitions.

Capital Resources

ASP Acuren entered into a credit agreement on December 20, 2019 (“Prior Credit Agreement”). The Prior Credit Agreement provided for a term loan of $430.0 million and a revolving credit facility of $75.0 million. On January 23, 2020, the Prior Credit Agreement was amended, increasing the term loan to $445.0 million. On November 19, 2021, the Prior Credit Agreement was amended, increasing the term loan to $545.0 million under the term loan. On August 15, 2023, the Prior Credit Agreement was amended, increasing the term loan to $715.0 million. The revolving credit facility matures on October 23, 2026, and the term loan matures January 23, 2027. As a result of the Acuren Acquisition on July 30, 2024, the Prior Credit Agreement was paid in full.

Cash Flows

The following table summarizes net cash flows with respect to ASP Acuren’s operating, investing, and financing activities for the periods indicated:

	Year Ended December 31,		% Change
Cash flows provided by (used in):	2023	2022
Operating activities	$95,809	$39,980	140%
Investing activities	(26,534)	(67,672)	-61%
Financing activities	(49,176)	35,965	-237%
Effect of exchange rate on cash	4,377	(5,625)	-178%
Net change in cash and cash equivalents	$24,476	$2,648	824%

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Cash flows attributable to our operating activities

For the year ended December 31, 2023, net cash provided by operating activities was $95.8 million, an improvement of over 140% compared to cash provided by operating activities of $40.0 million in the 2022 period. Our net cash provided by operating activities was driven by positive working capital changes of $42.4 million, primarily due to the $37.5 million change in Accounts receivable during 2022, which was driven by increased revenue in 2022 and timing of collections.

Cash flows attributable to our investing activities

For the year ended December 31, 2023, net cash used in investing activities was $26.5 million, primarily consisting primarily of capital expenditures of $22.1 million and $6.0 million due to acquisition of businesses.

For the year ended December 31, 2022, net cash used in investing activities was $67.7 million, consisting primarily of $23.1 million of capital expenditures and $45.6 million due to acquisition of businesses.

Cash flows attributable to our financing activities

For the year ended December 31, 2023, net cash used in financing activities was $49.2 million, consisting primarily of distribution to stockholders of $150.0 million, repayments on the revolving line of credit of $75.0 million and $9.9 million of lease obligations, offset by borrowings of $195.0 million.

For the year ended December 31, 2022, net cash provided by financing activities was $36.0 million, consisting primarily of net borrowings under our Credit agreement Facility of $50.0 million, offset by repayments of long-term debt of $5.8 million and principal payments of finance lease obligations of $7.4 million.

Effect of exchange rate changes on cash and cash equivalents

For the years ended December 31, 2023, and 2022, the effect of foreign exchange rate changes on cash was positive $4.4 million and negative $5.6 million, respectively. The impact of exchange rates on cash and cash equivalents is primarily attributable to fluctuations in the U.S. Dollar exchange rate against the Canadian Dollar.

Off-Balance Sheet Arrangements

During the years ended December 31, 2023 and 2022, ASP Acuren did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued Accounting Pronouncements

See Note 1, Summary of Significant Accounting Policies and Practices, of ASP Acuren’s consolidated financial statements for disclosures regarding recently issued accounting pronouncements and the critical accounting policies related to our business.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires ASP Acuren management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the ASP Acuren’s consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. ASP Acuren has identified the following as its critical accounting policies:

Revenue Recognition from Contracts with customers

The majority of ASP Acuren’s revenues are derived from providing services on a time and material basis and are short-term in nature. Payments are generally due within 45 days of services unless otherwise noted. There are no warranties, refunds, or other similar obligations.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. ASP Acuren provides highly integrated and bundled inspection services to its customers. Some contracts have multiple performance obligations, most commonly due to the contract providing for a combination of inspection, engineering or industrial services.

For contracts with multiple performance obligations, ASP Acuren allocates the contract’s transaction price to each performance obligation utilizing several different pricing scenarios and is able to discreetly price out each individual component based on its nature and relation to the overall performance obligation.

Contract modifications are not routine in the performance of contracts. Generally, when contracts are modified, the modification is to account for changes in scope to the services that are provided. In most instances, contract modifications reflect either additions or subtractions to previously identified performance obligations and therefore are not considered distinct.

Performance obligations are satisfied over time as work progresses. Revenue is recognized over time based on time and material incurred to date which best portrays the transfer of control to the customer. ASP Acuren expects any significant remaining performance obligations to be satisfied within one year.

Business Combinations

ASP Acuren accounts for its business combinations under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Certain estimates and judgments are required in the application of the fair value techniques, including estimates of the respective acquisition’s future performance and related cash flows, selection of a discount rate and economic lives, and use of Level 3 measurements. While ASP Acuren uses the best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, estimates are inherently uncertain and subject to refinement. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations and Comprehensive Income (Loss).

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price of acquired businesses over the fair value of the underlying net tangible and intangible assets acquired. ASP Acuren evaluates the impairment of its goodwill annually or more frequently when events or changes in circumstances indicate that goodwill may be impaired. Goodwill is required to be evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available. ASP Acuren has two reporting units, United States and Canada, which align with ASP Acuren’s reportable segments.

ASP Acuren first assesses qualitatively, step zero, whether it is necessary to perform step one of the annual impairment tests. An entity is required to perform step one if the entity concludes that it is more likely than not that a reporting unit’s fair value is below its carrying amount (that is, a likelihood of more than fifty percent). When step one indicates that the reporting unit’s carrying value exceeds its fair value, an impairment will be recorded in the period the goodwill is determined to be impaired.

ASP Acuren can also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test, and then resume the qualitative assessment in any subsequent period. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

operational environment, or an expectation of selling or disposing of a portion of a reporting unit. Additionally, a significant change in business climate, a loss of a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill associated with one or more reporting units.

Any goodwill impairment is limited to the total amount of goodwill allocated to that reporting unit. The income tax effect associated with an impairment of tax-deductible goodwill is also considered in the measurement of the goodwill impairment. Any goodwill impairment is limited to the total amount of goodwill allocated to that reporting unit. During the years ended December 31, 2023 and 2022, ASP Acuren performed a qualitative analysis. There were no impairment charges in 2023 or 2022.

ASP Acuren considers the income and market approaches when estimating the fair values of reporting units which requires significant judgement in evaluating economic and industry trends, estimated future cash flows, discount rates, and other factors.

Intangible assets consisting of customer relationships, technology, tradenames, and noncompete agreements, have been recorded based on their fair value at the date of acquisition and are amortized over their economic useful lives which range from 1 to 15 years. Amortization on other intangibles assets is included within Selling, general and administrative expenses.

Valuation of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and purchased identifiable intangible assets that are subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. No indications of impairment were identified during 2023 or 2022.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured at the enacted income tax rates expected to apply in the taxable year that the asset or liability is expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of a deferred income tax asset will not be realized. Valuation allowances are provided when management believes, after estimating future taxable income, considering feasible income tax planning opportunities and weighing all facts and circumstances that certain deferred tax assets are not recoverable. ASP Acuren evaluates its tax contingencies and recognizes a liability when it believes it is more-likely-than-not that a liability exists.

ASP Acuren recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

The Company records interest expenses and penalties on uncertain tax liabilities in the provision for income taxes.

Qualitative and Quantitative Disclosures About Market Risk

ASP Acuren’s future income, cash flows and fair values relevant to financial instruments are dependent upon market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Concentration of Credit Risk

Balance sheet items that are subject to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. We are exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions to the extent that account balances exceed federally insured limits. Risk is managed by dealing only with highly rated U.S., UK, and Canadian institutions and we do not believe that we are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of and for the years ended December 31, 2023 and 2022, no individual customer represented more than 10% of consolidated sales or accounts receivable, and no individual vendor represented more than 10% of purchases or accounts payable.

Interest Rate Risk

ASP Acuren’s debt financing agreement contains floating rate obligations and as a result interest rate changes impact our earnings and cash flows, assuming other factors are held constant. As more fully described in Note 12 — Financial Instruments of ASP Acuren’s consolidated financial statements, we enter into interest rate derivative contracts to manage interest rate risk associated with our long-term debt obligations and to mitigate the negative impact of interest rate fluctuations on our earnings and cash flows.

Foreign Currency Risk

ASP Acuren has foreign operations in Canada and the United Kingdom. Revenue generated from foreign operations represented approximately 39% of ASP Acuren’s total revenue for the year ended December 31, 2023. Substantially all of this revenue was generated from operations in Canada. Revenue and expense related to ASP Acuren’s foreign operations are, for the most part, denominated in the functional currency of the foreign operation, which minimizes the impact that fluctuations in exchange rates would have on net income (loss). ASP Acuren is subject to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than the functional currencies. Such transactions were not material to their operations in 2023. Translation gains or losses, which are recorded in Accumulated other comprehensive loss on the Consolidated Balance Sheet, result from translation of the assets and liabilities of ASP Acuren’s foreign subsidiaries into U.S. dollars. For the year ended December 31, 2023, foreign currency translation gains totaled approximately $11.2 million. For the year ended December 31, 2023, a 10% movement, favorable or unfavorable, in the average U.S. Dollar exchange rates would cause a change in income from operations of approximately $2.5 million. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information presents the combination of the historical financial information of Admiral and ASP Acuren, adjusted to give effect to the Acuren Acquisition as defined and summarized below. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the historical statement of income of Admiral and the historical statement of operations and comprehensive income (loss) of ASP Acuren for the year ended December 31, 2023 on a pro forma basis as if the Acuren Acquisition had been consummated on January 1, 2023. An unaudited pro forma condensed combined balance sheet has not been included in this preliminary filing.

Pursuant to applicable SEC regulations, we are omitting any pro forma financial information for the three months ended March 31, 2024. We intend to amend this registration statement to include the unaudited pro forma condensed combined balance sheet as of June 30, 2024, which combines the historical balance sheets of Admiral and ASP Acuren as of June 30, 2024, and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 which combines the historical statement of income of Admiral and the historical statement of operations and comprehensive income (loss) of ASP Acuren for the six months ended June 30, 2024.

On July 30, 2024, pursuant to the Merger Agreement, Admiral acquired all outstanding equity of ASP Acuren (the “Acuren Acquisition”). The Acuren Acquisition occurred through a merger of Merger Sub, a wholly owned subsidiary of Admiral, with and into ASP Acuren, with ASP Acuren being the surviving corporation. On completion of the Acuren Acquisition, Admiral changed its name to Acuren Corporation (the “Company”). In connection with the closing of the Acuren Acquisition (the “Closing”), Admiral changed its fiscal year end to December 31 following the closing of the Admiral Acquisition. Admiral intends to change its jurisdiction of incorporation from the British Virgin Islands to the State of Delaware.

Following the Acuren Acquisition, the financial statements will present ASP Acuren as the “Predecessor” for all periods prior to the Closing and Acuren Corporation (with ASP Acuren as a wholly owned subsidiary) as the “Successor” for the periods including and after the Closing in accordance with U.S. GAAP and pursuant to the accounting rules and regulations of the SEC.

The Acuren Acquisition was funded with $2.0 billion of cash from a combination of the following sources:

(i)      Admiral’s existing cash of approximately $568.0 million;

(ii)     equity proceeds of approximately $582.6 million (the “PIPE Financing”) from the issuance of 58.3 million ordinary shares of Admiral at $10.00 per ordinary share;

(iii)    gross borrowings of $775.0 million under a term loan facility; and

(iv)    approximately $91.8 million in proceeds from the exercise of 36.7 million outstanding Admiral warrants in exchange for 9.2 million ordinary shares at $10.00 per ordinary share (the “Warrant Financing”).

In addition, at the closing of the Acuren Acquisition, the Company entered into a $75.0 million revolving credit facility (the “Revolving Credit Facility”) which was not drawn upon at Closing.

The unaudited pro forma condensed combined financial information is preliminary. It is being furnished solely for informational purposes and it is not necessarily indicative of the combined results of operations that might have been achieved for the periods indicated, nor is it necessarily indicative of the future results of the Company.

The Acuren Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, which will establish a new basis of accounting for all of ASP Acuren’s identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. The pro forma adjustments and allocation of purchase price are preliminary and are based on management’s current estimates of the fair value of the assets to be acquired and liabilities to be assumed and are based on all currently available information. The areas of the purchase price allocation that are not yet finalized are primarily related to the valuation of: (i) property and

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

equipment; (ii) intangible assets; (iii) lease-related assets and liabilities; and (iv) pre-acquisition commitments and contingencies. Additionally, the purchase price allocation is provisional for income tax-related matters and a final determination of purchase consideration. Management’s estimates of the fair values reflected in the unaudited pro forma condensed combined financial information are subject to change and may differ materially from actual adjustments, which will be based on the final determination of fair values and useful lives.

A final determination of fair value will be finalized after giving consideration to relevant information. Any final adjustments may change the allocation of purchase price and could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial information presented herein. Amounts preliminarily allocated to intangible assets and their associated estimated useful lives may change significantly, which could result in a material increase or decrease in amortization of these intangible assets. Estimates related to the determination of fair value and useful lives of other assets acquired may also change, which could affect the fair value assigned to the other assets and result in a material increase or decrease in depreciation or amortization expense.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements of ASP Acuren and Admiral and the accompanying notes, as well as the sections entitled “The Domestication” and “Risk Factors” included elsewhere in this prospectus.

The estimated income tax rate applied to the pro forma adjustments is 24%, the expected statutory rate, and all other tax amounts are stated at their historical amounts. Historical income taxes do not reflect the amounts that would have resulted had Admiral and ASP Acuren filed consolidated income tax returns during the periods presented.

The following unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is based on currently available information and assumptions that management believes are reasonable. The Company’s actual consolidated financial position and consolidated results of operations after the Acuren Acquisition will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results of Admiral and ASP Acuren following the date of the unaudited pro forma condensed combined financial information.

The Company is in the process of pre-clearing the accounting for certain of its financial instruments including the historical impacts related to preferred stock and warrants with the Office the Chief Accountant, as such the pro forma presentation is subject to change. We intend to provide the completed pro forma information including as of and for the six months ended June 30, 2024 in connection with our amended Form S-4 filing.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2024

(in thousands, except share and per share amounts)

As of June 30, 2024
(dollars in thousands)	Admiral	ASP Acuren	Acquisition Pro Forma Adjustments	Notes	Acuren Corporation Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$—	$—	$—		$—
Accounts receivable, net	—	—			—
Marketable securities at fair value	—	—			—
Prepaid expenses and other current assets	—	—			—
Total current assets	—	—	—		—
Property, plant and equipment, net	—	—			—
Operating lease right-of-use assets, net	—	—			—
Goodwill	—	—			—
Intangibles assets, net	—	—			—
Deferred income tax asset	—	—			—
Other assets	—	—			—
Total assets	—	—	—		—

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	—	—			—
Accrued expenses and other current liabilities	—	—			—
Current portion of long-term debt	—	—	—		—
Current portion of lease obligations	—	—			—
Income taxes payable	—	—			—
Total current liabilities	—	—	—		—
Long-term debt, net of current	—	—	—		—
Non-current lease obligations	—	—			—
Deferred income tax liability	—	—			—
Income taxes payable	—	—			—
Other liabilities	—	—			—
Total liabilities	—	—	—		—
Equity
Common stock	—	—			—
Treasury stock	—	—			—
Founder Preferred Shares	—	—			—
Ordinary Shares	—	—			—
Additional paid-in capital	—	—			—
Accumulated earnings	—	—			—
Accumulated other comprehensive income	—	—			—
Total stockholders’ equity	—	—	—		—
Total liabilities and stockholders’ equity	$—	$—	$—		$—

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2024

(in thousands, except share and per share amounts)

For the six months ended June 30, 2024
(dollars in thousands)	Admiral	ASP Acuren	Acquisition Pro Forma Adjustments	Notes	Acuren Corporation Pro Forma Combined
Service revenue	$—	$—			$—
Cost of revenue	—	—	—		—
Gross profit	—	—	—		—
Selling, general and administrative expenses	—	—	—		—
Income from operations	$—	$—	$—		$—
Interest expense, net	—	—	—		—
Investment income	—	—	—		—
Unrealized gain on marketable securities at fair value	—	—	—		—
Other income, net	—	—	—		—
Income before provision for income taxes	$—	$—	$—		$—
Income tax expense (benefit)	—	—	—		—
Net income (loss)	$—	$—	$—		$—

Earnings per share
Basic and diluted	$—				$—
Weighted-average shares outstanding
Basic and diluted	—		—		—

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2023

(in thousands, except share and per share amounts)

	For the year ended December 31, 2023
(dollars in thousands)	Admiral	ASP Acuren	Acquisition Pro Forma Adjustments	Notes	Acuren Corporation Pro Forma Combined
Service revenue	$—	$1,050,914			$1,050,914
Cost of revenue	—	891,247	23,918	a	915,165
Gross profit (loss)	—	159,667	(23,918)		135,749
Selling, general and administrative expenses	1,425	104,309	24,305	b	223,106
			72,760	c
			20,307	d
Transaction costs	—	—	35,055	e	35,055
(Loss) income from operations	$(1,425)	$55,358	$(176,345)		$(122,412)
Interest expense, net	—	60,022	13,896	f	73,918
Investment income	12,358	—	(12,358)	g	—
Unrealized gain on marketable securities at fair value	5,536	—	(5,536)	g	—
Loss on extinguishment of debt	—	—	(10,969)	f	(10,969)
Other income, net	—	1,241			1,241
Income (loss) before provision for income taxes	$16,469	$(3,423)	$(219,104)		$(206,058)
Income tax expense (benefit)	—	2,205	(25,458)	h	(23,253)
Net income (loss)	$16,469	$(5,628)	$(193,646)		$(182,805)

Earnings (loss) per share
Basic and diluted	$0.30				$(1.51)
Weighted-average shares outstanding
Basic and diluted	53,975,000		67,437,515	i	121,412,515

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Transaction

On July 30, 2024, Admiral acquired ASP Acuren. The consideration paid at closing for the Acuren Acquisition was approximately $1.85 billion in cash. Admiral funded the consideration paid with a combination of cash on hand of $568.0 million, a new term loan facility of $775.0 million, approximately $582.6 million in proceeds from the Private Placement, and approximately $91.8 million of proceeds from an early warrant exercise financing.

Admiral intends to change its jurisdiction of incorporation from the British Virgin Islands to the State of Delaware. As essentially all Admiral’s income is eliminated in the adjustments to the unaudited pro forma condensed combined financial information, the domestication is not expected to have any material tax or other impact on the unaudited pro forma condensed combined financial information.

Note 2. Basis of Pro Forma Presentation

The Company is in the process of pre-clearing the accounting for certain of its financial instruments including the historical impacts related to preferred stock and warrants with the Office the Chief Accountant, as such the pro forma presentation is subject to change. We intend to provide the completed pro forma information including as of and for the six months ended June 30, 2024 in connection with our amended Form S-4 filing.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the pro forma results of operations of the combined company based on the historical financial statements of Admiral and ASP Acuren after giving effect to the Acuren Acquisition and the other adjustments described in these notes.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the audited historical statement of income of Admiral and the audited historical statement of operations and comprehensive income (loss) of ASP Acuren for the year ended December 31, 2023 on a pro forma basis as if the Acuren Acquisition had been consummated on January 1, 2023. An unaudited pro forma condensed combined balance sheet and combined statement of operations for the six months ended June 30, 2024 has not been included in this preliminary filing.

The Acuren Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, which will establish a new basis of accounting for all of ASP Acuren’s identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Accordingly, the cost to acquire such interests will be allocated to the underlying net assets of ASP Acuren in proportion to their respective fair values. Admiral is considered the acquirer for financial reporting purposes. Accordingly, the consideration allocated to ASP Acuren’s assets and liabilities will be based upon their estimated preliminary fair values at the effective time of the Acuren Acquisition. The amount of the consideration in excess of the estimated preliminary fair values of ASP Acuren’s assets and liabilities will be recorded as goodwill in the consolidated balance sheet after the completion of the Acuren Acquisition. As of the date of this prospectus, the Company has not completed the detailed valuation work necessary to arrive at the required final determinations of the fair value of ASP Acuren’s assets and liabilities and the related allocation of purchase price. The purchase price allocation is expected to be finalized in the quarter ending September 30, 2025.

The areas of the purchase price allocation that are not yet finalized are primarily related to the valuation of: (i) property and equipment; (ii) intangible assets; (iii) lease-related assets and liabilities; and (iv) pre-acquisition commitments and contingencies. Additionally, the purchase price allocation is provisional for income tax-related matters and a final determination of purchase consideration. Accordingly, the unaudited pro forma purchase price allocation is preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information.

Increases or decreases in the final fair values of relevant balance sheet amounts will result in adjustments to balance sheet and/or statement of operations until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the unaudited pro forma condensed combined financial information.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

The unaudited pro forma condensed combined financial information does not reflect any potential divestitures that may be undertaken after the consummation of the Acuren Acquisition, or any cost savings, operating synergies or enhanced revenue opportunities that may be achieved as a result of the Acuren Acquisition, the costs to integrate the operations of Admiral and ASP Acuren, or the costs necessary to achieve such cost savings, operating synergies and enhanced revenues.

Note 3. Preliminary Purchase Consideration and Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. The purchase price allocation is preliminary and based on estimates of the fair value as of December 31, 2023 as well as the estimated purchase consideration that will be subject to final purchase price adjustments in accordance with the terms of the Merger Agreement.

The Company has made certain adjustments to the historical book values of the assets and liabilities of ASP Acuren to reflect preliminary estimates of fair value necessary to prepare the unaudited pro forma condensed combined financial information, with the excess of the purchase price over the adjusted historical net assets recorded as goodwill. Upon final completion of the fair value assessment and purchase price consideration, the ultimate purchase price allocation may differ from the preliminary assessment outlined below.

The estimated consideration included in this unaudited pro forma financial information is preliminary does not include certain expected purchase price adjustments, including share-based compensation included in purchase consideration and other customary purchase price adjustments such as net working capital adjustments, the amounts of which are not yet available. The following table summarizes the components of the preliminary purchase price, assuming the Acuren Acquisition had closed on December 31, 2023:

Estimated Consideration (in thousands)
Base purchase price	$1,850,000
Purchase price adjustments	—
Total estimated consideration	$1,850,000

The following table represents a preliminary allocation of the estimated total consideration to ASP Acuren’s assets and liabilities in the Acuren Acquisition based on the preliminary estimate of their respective fair values:

Preliminary Estimated Amount (in thousands)
Estimated consideration	$1,850,000
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	87,000
Accounts receivables, net	228,000
Prepaid and other current assets	11,000
Property, plant and equipment, net	164,000
Lease assets	22,000
Intangible assets, net	820,000
Other assets	19,000
Accounts payable	(22,000)
Accrued expenses and other current liabilities	(61,000)
Deferred tax liabilities	(212,000)
Lease obligations	(38,000)
Income taxes payable	(21,000)
Other liabilities	(9,000)
Total identifiable net assets	$988,000
Goodwill	862,000

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

The preliminary unaudited pro forma purchase price allocation has been made solely for the purposes of preparing the unaudited pro forma condensed combined financial information. Estimates of fair value of ASP Acuren’s assets and liabilities are based on discussions with ASP Acuren management, due diligence review in connection with the Acuren Acquisition, and other currently available information. The analysis was performed at an aggregate level and was based on estimates that are reflective of market participant assumptions.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

a.      Represents additional depreciation expense associated with the preliminary estimated increase in fair value of ASP Acuren’s property and equipment using the weighted-average depreciable lives in the following table:

	Preliminary Estimated Increase in Fair Value (in thousands)	Estimated Weighted- Average Depreciable Lives (in years)	Estimated Additional Annual Depreciation Expense (in thousands)
Machinery and equipment	$61,442	6	$14,994
Vehicles	23,361	3	7,787
Buildings	6,137	22	279
Leasehold improvements	5,791	7	784
Computer and office equipment	221	3	74
Total	$96,952		$23,918

b.      Reflects the recognition of additional amortization expense associated with the preliminary estimated fair value of ASP Acuren’s intangible assets, net of the removal of historical amortization related to intangible assets from previous acquisitions using the weighted-average useful lives in the following table:

	Preliminary Estimated Fair Value (in thousands)	Estimated Weighted- Average Useful Lives (in years)	Estimated Annual Amortization Expense (in thousands)
Trademark	$100,000	15	$6,667
Technology	150,000	7	21,429
Customer Relationships	570,000	16	35,625
Total	$820,000		$63,721
Less: historical amortization			(39,416)
Pro forma adjustment			$24,305

c.      Reflects the share-based compensation expense related to the fair value of the dividend on Admiral’s Founder Preferred Shares. The Founder Preferred Shares are entitled to an annual dividend after the completion of an acquisition. The right to the dividend will be triggered upon Closing of the Acuren Acquisition and the related share-based compensation expense will be recognized.

d.      Reflects the expense incurred upon vesting of existing ASP Acuren equity awards, which will vest based upon performance and market conditions or accelerate based on a change in control provision. These conditions will be triggered by the Acuren Acquisition and will be expensed upon Closing.

e.      Reflects the expense recognized for transaction costs that have been incurred or are expected to be incurred in connection with the Acuren Acquisition that have not yet been recognized in the historical periods.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

f.       Reflects interest expense on the Senior Secured Term Facility of $775.0 million, including the estimated amortization of debt issuance costs, less the removal of historical interest expense related to the payoff of ASP Acuren’s historical debt balance. Also reflects the recognition of a loss on extinguishment of $11.0 million related to unamortized deferred financing costs on repayment of $686.3 million of principal on ASP Acuren’s historical debt.

The pro forma adjustment to record interest expense assumes the notes were entered into on January 1, 2023 and were outstanding for the entire year ended December 31, 2023. The initial interest rates assumed for purposes of preparing this pro forma financial information is 5.33% based on the Secured Overnight Financing Rate (the “SOFR rate”) plus a margin of 3.5%.

The Company did not draw against the Revolving Credit Facility (other than the issuance of standby letters of credit) upon Closing. Pro forma interest expense includes a 0.5% annual commitment fee on the unused portion of the Revolving Credit Facility. Total expected debt issuance costs of $26.1 million will be amortized using the effective interest method over the 7-year term of the debt. The following adjustments have been recorded to interest expense:

Year Ended December 31, 2023 (in thousands)
Estimated interest expense – Term Facility	68,175
Commitment fee – Revolving Facility	375
Amortization of debt issuance costs	3,845
Total pro forma interest expense	$72,395
Less: historical interest	(58,499)
Pro forma adjustment	$13,896

As the interest rate is variable, actual interest expense may differ from the amounts assumed in the pro forma financial statements. A 1/8 of a percent point increase or decrease in the final interest rates on the Term Facility would result in a change in interest expense of approximately $1.0 million for the year ended December 31, 2023.

g.      Reflects the elimination of Admiral’s investment earnings and interest income attributable to investments made prior to the Acuren Acquisition that would not have been earned if the Acuren Acquisition had been consummated on January 1, 2023, as these investments will be liquidated and the resulting cash on hand will be used to fund the Acuren Acquisition.

h.      Reflects the adjustment to the Company’s income tax expense resulting from impact of the acquisition-related pro forma adjustments for the year ended December 31, 2023. The estimated combined U.S. federal and state statutory tax rate income tax rate applied to the pro forma adjustments is 24%.

i.       The unaudited pro forma weighted average number of basic and diluted shares outstanding are calculated using Admiral’s historical weighted average shares outstanding for the year ended December 31, 2023, plus the issuance of additional shares in connection with the Acuren Acquisition. The number of Admiral ordinary shares issued is as follows:

For the year ended December 31, 2023
Basic and Diluted
Issuance of Admiral ordinary shares – Private Placement(1)	58,259,984
Issuance of Admiral ordinary shares – Warrant Financing(2)	9,177,531
Pro forma adjustment	67,437,515

____________

(1)      Reflects the Admiral ordinary shares issued as part of the Private Placement for proceeds of approximately $582.6 million, at $10.0 per ordinary share.

(2)      Reflects the Admiral ordinary shares issued as part of the Warrant Financing, under which Admiral received approximately $91.8 million in commitments to exercise warrants at a price of $10.0 per ordinary share.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

As the Acuren Acquisition is reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the Acuren Acquisition were outstanding since January 1, 2023. As the unaudited pro forma condensed combined statement of operations is in a net loss position, any potentially dilutive instruments would be anti-dilutive and thus these instruments have been excluded from the computation. Admiral’s Founder Preferred Shares are considered participating securities and the Company would need to apply the two-class method in calculating pro forma earnings (loss) per share, however, as the unaudited pro forma condensed combined statement of operations is in a net loss position and the Founder Preferred are not required to share in losses the two-class method has not been applied.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

BUSINESS

In this section, “we,” us,” and “our” refer to Acuren Corporation.

History

We were incorporated in 2022 under the laws of the British Virgin Islands for the purpose of acquiring a target company or business. On July 30, 2024, we acquired ASP Acuren, a market leading provider of asset integrity solutions and industrial specialty services, and we changed our name to Acuren Corporation. ASP Acuren was founded in 1991 as an inspection company in Longview, Texas. For the year ended December 31, 2023, ASP Acuren generated approximately $1.05 billion of revenue.

Our Business

We are a leading provider of critical asset integrity services through three interrelated primary offerings; (i) NDT solutions, (ii) RAT solutions, and (iii) consulting engineering and lab testing. We operate primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. We provide these essential and often compliance-mandated (often at customer locations) services in the industrial space and are focused on the recuring maintenance needs of our customers.

NDT services include inspection and evaluation of industrial equipment through various technology-enabled methods to ensure asset integrity, avoid costly accidents and comply with regulatory requirements without destroying the asset or component. Given the amount of activity required at heights in the industrial space, we provide market leading RAT solutions to reach difficult areas without scaffolding. The work on ropes at heights extends beyond inspection and testing to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical services. We offer these trades in a niche way where RAT solutions are optimal (cost efficient and/or schedule enhancing) and where we can provide quality services without compromising safety. The consulting engineering and lab testing services include inspection of customer parts and materials efficiently in quality-controlled environments within our lab facilities which are strategically located near industrial centers. Additionally, we provide highly specialized materials engineering services including failure investigation, material selection, corrosion engineering, welding engineering, fracture mechanics, destructive testing, and chemical analysis.

We are headquartered in Tomball, Texas and operate from approximately 119 service centers and approximately 22 engineering and lab facilities. We operate in two geographical segments, the U.S. and Canada, and also have limited operations located in the United Kingdom. As of July 10, 2024, we had 6,383 employees, approximately 5,000 of whom are engineers and technicians. We have recurring revenue and repeat business from our diversified long-standing customers across a variety of end markets. We believe the essential nature of our work provides stable and predictable cash flows. Organic growth is enhanced as assets and infrastructure age, requiring additional investment to ensure compliance and safe operation. Our engineers and technicians play an important role in the life extension of industrial assets. Contractual arrangements and master service agreements have terms ranging from a few days to five years. Substantially all of our revenue is derived from services contracted on a time and materials basis.

Our principal executive offices are located at 14434 Medical Complex Drive, Suite 100, Tomball, TX 77377, our telephone number is (800) 218-7450 and we maintain a website with the address www.acuren.com. Our website is not incorporated by reference into this registration statement.

Our Industry

General

Asset integrity plays a crucial role in assuring the protection and reliability of critical infrastructure. As an asset integrity solutions provider, we seek to maximize the uptime and safety of critical infrastructure, by helping customers to detect, locate, mitigate, and prevent damages such as corrosion, cracks, leaks, manufacturing flaws and other concerns that could lead to failure and adversely impact normal operations.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

NDT is a prominent solution in the asset integrity industry due to its ability to detect defects without compromising the structural integrity of the materials or equipment being inspected. Traditionally, the supply of NDT services has been provided by many relatively small vendors that offer a narrow array of services in a more localized geographic region. A trend has emerged for customers to increasingly engage with larger service providers capable of a broader spectrum of tech enabled services plus the ability to staff outages that require a significant number of resources.

Due to these trends, those vendors offering integrated solutions, scalable operations, skilled personnel and a global footprint are expected to have a distinct competitive advantage. Moreover, this scale advantage allows sharing of resources across multiple offices to service customers and optimize utilization.

Key Trends of the Asset Integrity Industry

We believe that the following represent key dynamics of the asset protection industry and that the market available to us will continue to grow as these macro-market trends continue to develop:

Digital Transformation of Asset Protection.    Plants in the industrial space are recognizing the need to evolve their traditional, paper-based mechanical integrity programs in favor of digitized solutions. The rise of big data intelligence, and our data analytical solutions offerings, provide our customers with actionable insights from raw asset integrity data. The growing digitization of asset integrity information provides opportunities for contractors with a wide range of expertise and integrated data platforms to provide customers with analytical solutions to help customers maximize uptime while controlling costs.

Extending the Useful Life of Aging Infrastructure.    Due to the prohibitive costs and challenges of building new infrastructure, many companies have chosen to extend the useful life of existing assets, resulting in the significant and increased utilization of existing infrastructure in our target markets. Because aging infrastructure requires more frequent inspection and maintenance relative to new infrastructure, companies and public authorities continue to utilize asset protection providers to ensure their aging infrastructure assets continue to operate effectively. We provide an essential service in the entire life cycle of an asset with increasing attention and importance in life extension engineering.

Outsourcing of Non-Core Activities and Technical Resource Constraints.    Due to the increasing sophistication and automation of NDT programs, increasing governmental regulation and a decreasing supply of skilled professionals, companies are increasingly outsourcing NDT to third-party providers with advanced solution portfolios, engineering expertise and trained workforces. Many of these field service technicians exhibit specialized skills so customers rely on service providers that can supply the right mix of craft at the right time.

Increasing Use of Advanced Materials.    Customers in various target markets –– particularly aerospace and defense –– are increasingly utilizing advanced materials, such as composites and other unique technologies in their assets. These materials often cannot be tested using traditional NDT techniques. We believe that demand for more advanced testing and assessment solutions will increase as the utilization of these advanced materials increases during the design, manufacturing, operating and quality control phases. Newer industries, such as wind power, use materials that do not have a long history of proven resilience with a higher instance of early life failure or systemic flaws which require additional inspections.

Meeting Safety Regulations.    Owners and operators of industrial facilities, particularly those with pressurized equipment, face strict government regulations and more stringent process safety enforcement standards. Failure to meet these standards can result in significant financial liabilities, increased scrutiny by government and industry regulators, higher insurance premiums and tarnished corporate brand value. As a result, these owners and operators are seeking highly reliable asset integrity suppliers with a track record of assisting customers in meeting increasingly stringent regulations. Our customers require support in devising mechanical integrity programs that meet regulatory compliance standards and enable enhanced safety and uptime at their facilities.

Expanding Pipeline Integrity Regulations.    The United States Pipeline & Hazardous Materials Safety Administration’s “Mega Rule” adopted in October 2019 expands pipeline integrity regulations on more than 500,000 miles of pipelines that carry natural gas, oil and other hazardous materials throughout the United States. Some of these requirements will take operators decades to fulfill. These regulations require inspection and integrity data records throughout a pipeline’s lifetime to be reliable, traceable, verifiable, and complete, increasing the demand for integrated inspection, engineering, monitoring, and data management and analysis solutions.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Our Service Lines

Our service lines include NDT, RAT and Engineering and Lab Testing.

Nondestructive Testing

NDT involves inspection techniques that do not damage the component. Conventional techniques include radiographic testing (“RT”), ultrasonic testing (“UT”), magnetic particle testing (“MT”), penetrant testing (“PT”) and visual testing (“VT”). In addition, a number of advanced NDT methods exists, including phased array ultrasonics, time-of-flight ultrasonics, acoustic emission testing, eddy current testing, guided wave ultrasonics, infrared thermography, laser scanning, drone/unmanned services, digital radiography, ground penetrating radar, optical emission spectroscopy, and robotic services.

Rope Access Technician Solutions

Given the amount of activity required at heights in the industrial space, we provide market leading access solutions to reach difficult areas without scaffolding –– we refer to this service as RAT solutions. The work on ropes at heights extends beyond inspection and testing to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical services. We offer these trades in a niche way where RAT solutions are optimal (cost efficient and/or schedule enhancing) and where we can provide quality services without compromise to safety.

Engineering and Lab Testing

The consulting engineering and lab testing services include inspection of customer parts and materials efficiently in quality-controlled environments within our lab facilities which are strategically located near industrial centers. Additionally, we provide highly specialized materials engineering services including failure investigation, material selection, corrosion engineering, welding engineering, fracture mechanics, destructive testing, and chemical analysis.

Our Competitive Strengths

We believe the following competitive strengths contribute to our being a leading provider of asset integrity solutions and will allow us to further capitalize on growth opportunities in the industries in which we operate:

Comprehensive Provider for Asset Integrity Solutions.    We believe we have one of the most comprehensive and broad asset integrity service offerings, which positions us to be a leading provider for our customers’ asset integrity requirements. Particularly, our ability to conduct RAT services and NDT services without outsourcing repair work to third parties provides our customers with efficient solutions, fast turnout and minimal shutdown time. In addition, our engineers are able to support our NDT and RAT customers with expertise in materials selection, fitness for purpose calculations, failure analysis, reliability plans, mechanical testing, chemical analysis, and life extension services.

Technician Availability and Expertise Across Markets.    We believe that our technicians provide us with a competitive advantage because of their expertise and industry-specific knowledge. Not only do our technicians consistently provide quality and timely services, but their industry-specific expertise allows them to support our customers with programs specifically tailored to the industry in which they operate. We also have a deep network of qualified technicians with the ability to embed teams at our customers’ sites and ramp up our testing services as needed to meet surge demand during turnarounds.

Long-Standing Trusted Provider to a Diversified and Growing Customer Base.    We have become a trusted partner to a large and growing customer base across numerous markets through our proven, decades-long track record of quality and safety. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemicals, power generation and transmission and aerospace and defense industries.

Technological Research and Development.    The NDT industry continues to move towards more advanced, automated solutions, requiring service providers to find safer and more cost-efficient inspection techniques. We believe that we remain ahead of the technological curve by connecting our practical industry expertise with suppliers of equipment and technology. Some of the advanced inspection technologies developed by our advanced inspectors and subject matter experts (SME) are used to provide advanced solutions for challenging requirements like heights, high temperatures, complex materials, and unusual geometries.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Experienced Management Team.    Our management team has a track record of asset protection organizational leadership — they are focused on quality services delivered in a timely, safe and cost-effective manner. These individuals also have successfully driven operational growth organically and through acquisitions.

Our Growth Strategy

By executing a multi-faceted growth strategy, we believe that we are positioned to maintain and grow our competitive advantage in the asset integrity management industry and achieve significant market expansion.

Market Growth Alignment.    We aim to grow in alignment with the asset integrity management market, which we believe is projected to grow at a compound annual growth rate of approximately 5% from 2023 to 2030.

Increasing Wallet Share.    We are focused on deepening relationships within our existing customer base. We believe we have a proven track record of increasing our share of provided services to our existing customers with customers expected to increase their usage of our services in the coming years.

Acquisition of New Customers and Sites.    We expect to continue to increase our customer and site footprint by securing new business at a rate that outpaces market growth.

Service Line Expansion.    We plan to continue to broaden our service offerings by enhancing our core NDT capabilities and expanding our advanced inspection technology and capabilities. We also plan to further penetrate our RAT solutions service line by disrupting scaffold use in a number of end markets.

Mergers and Acquisitions.    Building on our history of successful acquisitions, including companies such as Versa Integrity Group, Inc., Premium Inspections & Testing Group, Suspendum Rope Access Inc., Complete Wind Corporation, and Anamet, Inc., we plan to continue pursuing merger and acquisition opportunities to facilitate growth.

Our Clients

Our highly diversified and long tenured client based operates in a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Our largest clients are under long-term master servicing agreements.

Generally, clients are billed on a time and materials basis, although a small portion of work may be performed at unit rates or on a fixed-price contract. Services are usually performed pursuant to purchase orders issued under written client agreements. While most purchase orders provide for the performance of a single job, some provide for services to be performed on a run-and-maintain basis. Substantially all our agreements and contracts may be terminated by either party on short notice. The agreements generally specify the range of services to be performed and the hourly rates for labor, supplies and equipment. While many contracts cover specific plants or locations, we also enter multiple-site regional or national contracts that cover multiple plants or locations.

Sources and Availability of Raw Materials

We provide skilled labor and in general we do not manufacture or sell products. Our technicians use equipment that is readily available from several suppliers. We also use consumables such as film, penetrant, and polishing media. We have long relationships and preferred pricing and terms with many industrial suppliers of equipment and consumables. Shortages of equipment, consumables and vehicles have occurred, but such shortages have been rare and short term.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We utilize a combination of intellectual property safeguards, including patents, copyrights, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to protect our intellectual property. Our trademarks and service marks provide us and our solutions with a certain amount of brand recognition in our markets. We do not consider any single patent, trademark or service mark material to our financial condition or results of operations.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Seasonality and Cyclicality

Our revenue and results of operations can be subject to seasonal and other variations. These variations are influenced by weather, customer spending patterns, bidding seasons, project schedules, holidays, and the timing of outages and non-recurring projects. Typically, our revenue is lowest at the beginning of the year and during the winter months in North America because of persistent cold, snowy, or wet conditions. Revenue is generally higher during the spring and fall months, due to increased demand for our services when favorable weather conditions exist in many of the regions in which we operate. In the fourth quarter, many projects tend to be completed by customers seeking to spend their capital budgets before the end of the year, which generally has a positive effect on revenue. However, the holiday season and inclement weather can cause delays, which can reduce revenue and related costs on affected projects.

Additionally, the industries we serve can be cyclical. Fluctuations in end-user demand within those industries, or in the supply of services within those industries, can affect demand for our services. As a result, our business may be adversely affected by industry declines or by delays in new projects. Variations or unanticipated changes in project schedules in connection with large construction and installation projects can create fluctuations in revenue.

Competitive Environment

We operate in industries that are highly competitive and fragmented. There are relatively few barriers to entry in many of the industries in which we operate, and as a result, any organization with adequate financial resources and access to technical expertise could become a competitor. In each of our service lines, we compete with a number of companies, ranging from small, owner-operated businesses operating in narrow geographic regions to large companies with national scale and significant financial, technical, and marketing resources. The national or regional firms that compete with us include (i) in our NDT service line, Mistras Group, Inc., TEAM, Inc., SGS SA, Applus Services S.A., Intertek Group plc, IRIS NDT, PROtech Lab Corp. and Pro-Surve Tech Services, LLC, (ii) in our RAT service line, Mistras Group, Inc., TEAM, Inc., Global Rope Access Inc., Apache Industrial Services, Inc. and Industrial Access, Inc. and, (iii) in our Engineering and Lab Testing service line, Intertek Group plc, Mistras Group, Inc., IRIS NDT, and SGS SA.

We compete based on a variety of factors, including price, service, technical expertise and experience, quality, safety performance, response time and reputation for customer service. A portion of our revenue is derived from agreements with customers and price is often an important factor in the bid process for such work. However, we believe our customers also consider a variety of other factors, including those described above, when selecting a service provider, and we believe that our technical capabilities, broad geographic reach and skilled labor force enable us to be competitive.

Government Regulation and Environmental Matters

A significant portion of our business activities is subject to foreign, federal, state and local laws and regulations. These regulations are administered by various foreign, federal, state and local health and safety and environmental agencies and authorities, including OSHA of the U.S. Department of Labor and the EPA. Failure to comply with these laws and regulations may involve civil and criminal liability. From time to time, we are also subject to a wide range of reporting requirements, certifications and compliance as prescribed by various federal and state governmental agencies. Expenditures relating to such regulations are made in the normal course of our business and are neither material nor place us at any competitive disadvantage. We do not currently expect that compliance with such laws and regulations will require us to make material expenditures. We believe we have all required licenses to conduct our business activities and are in substantial compliance with applicable regulatory requirements. If we fail to comply with applicable regulations, we could be subject to substantial fines or revocation of our operating licenses.

We are subject to various national, state, and local labor and employment laws and regulations which govern minimum wage and hour requirements, overtime, working conditions, mandatory benefits, health and social insurance, statutory notice periods and other employment-related matters, duties and obligations. Additionally, a large portion of our business uses labor that is provided under collective bargaining agreements or is subject to works council processes. As such, we are subject to national and local laws and regulations related to unionized labor and collective bargaining. As of December 31, 2023, approximately 60% of our Canada employees were covered by collective bargaining agreements.

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We also are subject to various environmental laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, liabilities can be imposed for cleanup of properties, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our business. In addition, we could be held liable for significant penalties and damages under certain environmental laws and regulations. Our contracts with customers may also impose liabilities on us regarding environmental issues that arise through the performance of our services. From time to time, we may incur costs and obligations related to environmental compliance and/or remediation matters.

Human Capital

Employees

As of July 10, 2024, we had 6,383 (5,361 permanent and 1,022 temporary) employees of which 3,472 (3,171 permanent and 301 temporary) employees are located in the United States, and 2,911 (2,190 permanent and 721 temporary) employees are located in Canada. Of our 6,383 employees, 1,184 employees were represented by unions and were subject to various collective bargaining agreements. Certain of our unionized employees have participated in strikes and work stoppages in the past, and we cannot be certain that strikes or work stoppages will not occur in the future.

Health, Safety and Training

We believe excellent health and safety performance is no accident. It requires focus, accountability and most importantly deliberate action from management. We have developed safety management systems that include established procedures and policies focused on reducing risk, managing incidents, monitoring and measuring of key performance indicators and a focus on continuous improvement. We believe we have created a safety culture which exceeds industry standards and focuses on the behaviors that keep our employees and the public safe with the belief that all accidents are preventable. We utilize the International Oil and Gas Producers life safety rules as these life safety rules are the best-in-class standards for all types of industry. Our safety programs are fully integrated within all service lines and operations across our company and meet all applicable government regulations and industry specific standards. Our employees receive a full suite of training tailored to employee needs and the training exceeds industry minimum standards for each type of work.

Properties

We lease our corporate headquarters in Tomball, Texas, United States and we own and lease other facilities throughout the United States, Canada and the United Kingdom where we conduct business. Our facilities include offices, warehouses, storage, maintenance shops, engineering labs and training and educational facilities. As of July 30, 2024, we owned six facilities and leased 134 facilities. We believe that our existing facilities are sufficient for our current needs.

Legal Proceedings

We are subject to certain claims and lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in our consolidated financial statements. While we cannot predict the outcome of these proceedings, we believe any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results, cash flows or consolidated financial condition, after giving effect to provisions already recorded.

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MANAGEMENT AND CORPORATE GOVERNANCE

Board of Directors

Upon consummation of the Domestication, the bylaws of Acuren Delaware will permit our Board of Directors to set the size of the Board of Directors at not less than one director. Our Board of Directors currently consists of eight directors. For the size and scope of our business and operations, we believe a board of approximately this size is appropriate as it is small enough to allow for effective communication among the members but large enough so that we get a diverse set of perspectives and experiences around our board room. The Acuren Delaware bylaws will provide that, in uncontested elections, directors will be elected by a majority of the votes cast, and in contested elections, directors will be elected by a plurality of the votes cast.

Upon consummation of the Domestication, each director on our Board of Directors will serve a one-year term or until their successor has been duly elected and qualified, subject to their earlier death, resignation, disqualification or removal. Pursuant to the DGCL and our bylaws, in general, any vacancies on our Board of Directors resulting from death, retirement, resignation, disqualification, removal or other cause may be filled only by an affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director. Our current directors are as follows:

Name	Age
Sir Martin E. Franklin*	59
Robert A.E. Franklin*	33
Antoinette C. Bush	67
Rory Cullinan†	64
Elizabeth Meloy Hepding	47
Peter A. Hochfelder	62
James E. Lillie	63
Talman B. Pizzey	59

____________

*        Denotes Co-Chairman

†        Denotes Lead Independent Director

Upon the consummation of the Acuren Acquisition, Thomas V. Milroy and Melanie Stack resigned from our Board of Directors and Messrs. Hochfelder, Lillie and Pizzey and Ms. Bush and Ms. Hepding joined our Board of Directors.

We believe that each of our directors possesses the experience, skills and qualities to fully perform his or her duties as a director and contribute to our success. Our directors were nominated because we believe each is of high ethical character, highly accomplished in his or her field with superior credentials and recognition, has a reputation, both personal and professional, that is consistent with our image and reputation, has the ability to exercise sound business judgment, and is able to dedicate sufficient time to fulfilling his or her obligations as a director. Our directors as a group complement each other and each of their respective experiences, skills and qualities so that collectively the Board operates in an effective, collegial and responsive manner. Each director’s principal occupation and other pertinent information about particular experience, qualifications, attributes and skills that led the Board to conclude that such person should serve as a director, appears on the following pages.

Sir Martin E. Franklin is a co-founder of Admiral and has served as a director since our inception in December 2022. Sir Martin also has served as a director of APi Group Corporation since September 2017 and as Co-Chair of APi Group Corporation since October 2019. Sir Martin is the founder and Chief Executive Officer of Mariposa Capital, LLC, and Chairman and controlling shareholder of Sweet Oak, a diversified platform for brand consumable products, which includes Royal Oak Enterprises, LLC, which Sir Martin has been the controlling shareholder of since July 2016, and Whole Earth Brands. Sir Martin is also founder and Executive Chairman of Element Solutions Inc, a specialty chemicals company, and has served as a director since its inception in April 2013, co-founder and co-chairman of Nomad Foods Limited, a leading European frozen food company, and has served as a director since its inception in April 2014. Sir Martin was the co-founder and Chairman of Jarden Corporation (“Jarden”) from 2001 until April 2016 when Jarden merged with Newell Brands Inc (“Newell”) serving also as its CEO from 2001 to 2011 and its Executive Chairman from 2011-2016. Prior to founding Jarden

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in 2001, between 1992 and 2000, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, an optical products and services company; Lumen Technologies, Inc., a holding company that designed, manufactured and marketed lighting products; and Bollé Inc., a holding company that designed, manufactured and marketed sunglasses, goggles and helmets worldwide.

We believe Sir Martin’s qualifications to serve on our Board of Directors include his leadership, extensive experience as a member of other corporate boards and his knowledge of public companies.

Robert A.E. Franklin is a co-founder of Admiral and has served as a director since our inception in December 2022. Mr. Franklin currently serves on the Board of Sweet Oak, a diversified platform for brand consumable products, which includes Royal Oak Enterprises, LLC and Whole Earth Brands, and was a director of Double Diamond Distillery LLC from June 2017 to December 2021. Prior to joining Mariposa Capital in November 2016, he served as an investment associate at TOMS Capital, a New York-based family office, from September 2014 to September 2016 and an investment banking analyst at Barclays Capital, focusing on technology, media and telecommunications from June 2013 to August 2014. Mr. Franklin received a B.A. in communications from the University of Pennsylvania.

We believe Mr. Franklin’s qualifications to serve on our Board of Directors include investment experience and his prior board experience.

Antoinette C. Bush has served as one of our directors since July 2024. Ms. Bush also is currently a Senior Advisor to News Corp and, from 2013 to 2022, Ms. Bush served as the Executive Vice President and Global Head of Government Affairs for News Corp. Ms. Bush has also served as a director of Ares Management Corporation since 2019. Prior to joining News Corp, Ms. Bush was a partner at Skadden, Arps, Slate, Meagher, & Flom LLP. Ms. Bush served as Executive Vice President of Northpoint Technology Ltd from 2001 to 2003 where she led legal and regulatory strategy. Ms. Bush also served as Senior Counsel to the Communications Subcommittee of the U.S. Senate Committee on Commerce, Science, and Transportation where she worked on numerous bills, including the landmark Cable Act of 1992. Ms. Bush currently chairs the board of directors of The HistoryMakers. Ms. Bush also previously served on the board of directors of Radius Global Infrastructure, Inc. (f/k/a Digital Landscape Group, Inc.) from 2020 to 2023. Ms. Bush received her B.A. from Wellesley College and her J.D. from Northwestern University Pritzker School of Law.

We believe Ms. Bush’s qualifications to serve on our Board of Directors include her board experience and her legal experience.

Rory Cullinan has served as one of our directors since our inception in December 2022. Mr. Cullinan currently serves on the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. and on the advisory board of Delancey Real Estate Asset Management Limited, to which he was appointed in 2007. From September 2017 to October 2019, Mr. Cullinan also served on the board of J2 Acquisition Limited (the vehicle that became APi Group Corporation). From August 2009 until March 2015, Mr. Cullinan was an executive officer of various companies within the Royal Bank of Scotland Group, during which time he was Chief Executive Officer of both the Non-Core Division and Asset Protection Scheme and the Capital Resolution Group, and subsequently Executive Chairman of the Corporate and Institutional Banking (“CIB”) and Capital Resolution Group. Whilst Executive Chairman of the CIB and Capital Resolution Group, Mr. Cullinan led the $3 billion IPO of Citizens Financial Group, Inc. From August 2007 until 2009, Mr. Cullinan was a board member of the Renaissance Group, during which the Renaissance Group established the then largest private equity fund in Russia for $600 million. Mr. Cullinan has previously served as an executive director of the Royal Bank of Scotland Group plc from 2001 until 2005. He was the Head of Financial Services at Permira Advisors LLC from 2005 until 2006.

We believe Mr. Cullinan’s qualifications to serve on our Board of Directors include his executive and board experience.

Elizabeth Meloy Hepding has served as one of our directors since July 2024 and has served as the senior vice president of strategy and corporate development at Ingersoll Rand Inc. (NYSE: IR) since July 2021. Prior to that, Ms. Hepding served as vice president, corporate development at PurposeBuilt Brands, Inc. from September 2019 to July 2021. Prior to joining PurposeBuilt Brands, Ms. Hepding was senior vice president, strategy and corporate development at Essendant Inc. from August 2016 until April 2019 and served in various senior roles at

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Essendant Inc. from April 2013. Ms. Hepding began her career in investment banking, spending more than a decade in the industry, primarily at UBS Investment Bank where she held roles of increasing responsibility. Ms. Hepding received her MBA from the University of Chicago Booth School of Business and her B.A. in economics from Washington & Lee University.

We believe Ms. Hepding’s qualifications to serve on our Board of Directors include her finance background and experience in corporate strategy.

Peter A. Hochfelder has served as one of our directors since July 2024. Mr. Hochfelder also currently acts as a private investor in various industries. Mr. Hochfelder was a co-founder and Managing Member of Brahman Management, L.L.C., a New York City based private investment partnership, until his retirement in 2016. Previously, Mr. Hochfelder served on the board of Jarden Corporation, a consumer products company, from 2015 to 2016. Mr. Hochfelder is also involved in and committed to many philanthropic organizations, including serving on the Board of Directors of HELP USA, Brothers for Life and Community-Police Relations Foundation.

We believe Mr. Hochfelder’s qualifications to serve on our Board of Directors include his investment and board experience.

James E. Lillie is a co-founder of Admiral and has served as one of our directors since July 2024. Mr. Lillie has also served as a director of APi Group Corporation since September 2017 and as Co-Chair since October 2019. Previously, he served as Jarden’s Chief Executive Officer from June 2011 until Jarden’s business combination with Newell in 2016. From 2003 to 2011, Mr. Lillie served as Jarden’s Chief Operating Officer and President (from 2004). From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, Mr. Lillie served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (“KKR”) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. Since June 2015, Mr. Lillie has served on the board of directors of Nomad Foods Limited and served on the board of directors of Tiffany & Co. from February 2017 until January 2021.

We believe Mr. Lillie’s qualifications to serve on our Board of Directors include his operational experience and board experience.

Talman B. Pizzey is our Chief Executive Officer and has served as a director of ours since July 2024. Mr. Pizzey has served as the Chief Executive Officer of ASP Acuren and its affiliated companies since December 2019. Prior to his tenure as Chief Executive Officer, Mr. Pizzey was the Chief Operating Officer for ASP Acuren’s Canadian businesses since 2005. Mr. Pizzey has a bachelor’s degree in metallurgical engineering and an MBA, both from the University of Alberta.

We believe Mr. Pizzey’s qualifications to serve on our Board of Directors include his leadership skills and his experience in the safety and compliance industry.

Corporate Governance

Corporate Governance Guidelines

Our Board of Directors is responsible for overseeing the management of our company. The Board of Directors has adopted Corporate Governance Guidelines (“Governance Guidelines”) which set forth our governance principles relating to, among other things:

•        director independence;

•        director responsibilities;

•        mandatory retirement age for independent directors at 75;

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•        board structure and meetings; and

•        the performance evaluation of our Board of Directors.

Our Governance Guidelines will be available in the Investor Relations section of our website at www.acuren.com.

Director Independence

Our Board of Directors reviews the independence of the current and potential members of the Board of Directors in accordance with independence requirements set forth in the NYSE rules and applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During its review, the Board of Directors considers transactions and relationships between each director and potential directors, as well as any member of his or her immediate family, and the Company and its affiliates, including those related-party transactions contemplated by Item 404(a) of Regulation S-K under the Exchange Act. The Board of Directors must affirmatively determine that the director has no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company, that, in the opinion of the Board of Directors, would interfere with the exercise of the director’s independent judgment in carrying out the responsibilities of a director. The purpose of this review is to determine whether any such relationships or transactions exist that are inconsistent with a determination that the director is independent. Our Board of Directors has determined that all directors except Sir Martin, Mr. Franklin and Mr. Pizzey are “independent” as such term is defined by NYSE rules, our corporate governance guidelines and the federal securities laws.

Board Committees

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Copies of these committee charters setting forth the responsibilities of each committee are available in the Investor Relations section of our website at www.acuren.com, and such information is also available in print to any stockholder who requests it through our Investor Relations department. The committees will periodically review their respective charters and recommend any needed revisions to the Board of Directors. The following is a summary of the composition of each committee:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Antoinette C. Bush		✓	✓
Rory Cullinan	✓*
Elizabeth Meloy Hepding	✓		✓
Peter A. Hochfelder	✓	✓*
James E. Lillie		✓	✓*

____________

*        Denotes Chair of applicable Committee

Audit Committee

The Board of Directors has adopted a written Audit Committee Charter that governs the responsibilities of the Audit Committee. The Audit Committee is responsible for, among other things:

•        overseeing preparation of our financial statements, the financial reporting process and our compliance with legal and regulatory matters;

•        appointing and overseeing the work of our independent auditor;

•        preapproving all auditing services and permitted non-auditing services to be performed for us by our independent auditor and approving the fees associated with such work;

•        approving the scope of the annual audit;

•        reviewing interim and year-end financial statements;

•        overseeing our cybersecurity and information technology risks, controls and procedures;

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•        overseeing our internal audit function, if any, reviewing any significant reports to management arising from such internal audit function and reporting to the Board of Directors; and

•        approving the audit committee report required to be included in our annual proxy statement.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Pursuant to the Audit Committee Charter, the Audit Committee reviews and pre-approves all audit and non-audit services performed by our independent accountant.

The Board of Directors has reviewed the background, experience, and independence of the Audit Committee members and based on this review, has determined that each member of the Audit Committee:

•        meets the independence requirements of the NYSE governance standards;

•        meets the enhanced independence standards for audit committee members required by the SEC; and

•        is financially literate, knowledgeable and qualified to review financial statements.

In addition, the Board of Directors has determined that each of Mr. Cullinan and Mr. Hochfelder qualify as an “audit committee financial expert” under the SEC regulations.

Compensation Committee

The Board of Directors has adopted a written Compensation Committee Charter that governs the responsibilities of the Compensation Committee. The Compensation Committee is responsible for, among other things:

•        assisting the Board of Directors in developing and evaluating potential candidates for executive positions;

•        reviewing and approving corporate goals and objectives with respect to compensation for the Chief Executive Officer (“CEO”), evaluating the CEO’s performance and recommending to the Board of Directors, the CEO’s compensation based on such evaluation;

•        determining the compensation of other non-CEO executive officers and all equity awards to such executive officers and other employees;

•        reviewing on a periodic basis compensation and benefits paid to directors and recommending such compensation to the Board of Directors for approval;

•        reviewing and approving our equity-based compensation plans and incentive compensation plans, including reviewing and approving the target performance benchmarks, if any, and range of aggregate value of our annual incentive program for senior management; and

•        approving the compensation committee report on executive compensation required to be included in our annual proxy statement.

The Board of Directors has reviewed the background, experience and independence of the Compensation Committee members and based on this review, has determined that each member of the Compensation Committee:

•        meets the independence requirements of the NYSE governance standards;

•        is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act; and

•        meets the enhanced independence standards for Compensation Committee members established by the SEC.

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Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee who presently serve on the Compensation Committee has interlocking relationships as defined by the SEC or had any relationships requiring disclosure by the Company under the SEC’s rules requiring disclosure of certain relationships and related party transactions.

Nominating and Corporate Governance Committee

The Board of Directors has adopted a written Nominating and Corporate Governance Committee Charter that governs the responsibilities of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for, among other things:

•        assisting our Board of Directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our Board of Directors;

•        leading the search for individuals qualified to become members of the Board of Directors and selecting director nominees to be presented for stockholder approval at our annual meetings;

•        reviewing the Board of Directors’ committee structure and recommending to the Board of Directors for approval directors to serve as members of each committee;

•        developing and recommending to the Board of Directors for approval a set of corporate governance guidelines and generally advising the Board of Directors on corporate governance matters;

•        reviewing such corporate governance guidelines on a periodic basis and recommending changes as necessary; and

•        reviewing director nominations submitted by stockholders.

The Nominating and Corporate Governance Committee may, when it deems appropriate, delegate certain of its responsibilities to one or more Nominating and Corporate Governance Committee members or subcommittees. In making nominations, the Nominating and Corporate Governance Committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the Board of Directors, in collectively serving the long-term interests of the stockholders. In evaluating nominees, the Nominating and Corporate Governance Committee is required to take into consideration the following attributes, which are desirable for a member of the Board of Directors: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge and diversity of viewpoints.

The Board of Directors has reviewed the background, experience and independence of the Nominating and Corporate Governance Committee members and based on this review, has determined that each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE governance standards and SEC rules and regulations.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a written Code of Business Conduct and Ethics (“Code of Conduct”) that establishes the standards of ethical conduct applicable to all our directors, officers, and employees. In addition, our Board of Directors has adopted a written Code of Ethics for Senior Financial Officers (“Code of Ethics”) applicable to our CEO and senior financial officers. Copies of our Code of Conduct and Code of Ethics will be publicly available in the Investor Relations section of our website at www.apigroupinc.com. Any waiver of our Code of Ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions or waiver of our Code of Conduct with respect to our directors or executive officers may only be authorized by our Board of Directors and will be disclosed on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

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Director Compensation Policy

From May 2023 until July 2024, we paid our non-founder directors an annual fee of $75,000 and our then-chairman, Rory Cullinan, an annual fee of $100,000. For 2023, each such director elected to receive his or her annual fee in the form of Acuren BVI ordinary shares. In connection with the initial public offering, Mr. Cullinan was granted a five-year option to acquire 50,000 Acuren BVI ordinary shares and our other then-non-founder directors were each granted a five-year option to acquire 37,500 Acuren BVI ordinary shares pursuant to option deeds, all at an exercise price of $11.50 per Acuren BVI ordinary share (subject to adjustment in accordance with their respective option deeds).

In connection with the completion of the Acuren Acquisition, we adopted the following non-employee director compensation policy:

•        Annual Retainer.    Each non-employee director is entitled to an annual cash fee of $50,000. Our lead independent director is entitled to an additional $20,000 annual cash fee.

•        Committee Fees.    Members of any of our Committees are entitled to an additional annual cash fee of $2,500. Each of the chairs of our Committees is entitled to an additional $7,500 annual cash fee.

•        Annual Equity Award.    Each non-employee director will be granted annually a number of restricted stock units equal to $100,000 at the date of issue. The restricted stock units will vest and settle into shares of Acuren Delaware common stock on the one-year anniversary of the date of grant.

Non-employee directors with more than one year of service are expected to directly own at least 1,000 shares of our Acuren BVI ordinary shares. In addition, all of our directors are entitled to be reimbursed by the Company for reasonable expenses incurred by them in the course of their directors’ duties relating to the Company.

Messrs. Cullinan, Hochfelder, and Lillie and Ms. Bush and Ms. Hepding will be paid compensation for their respective services on our Board of Directors. Sir Martin and Mr. Franklin will not receive any additional compensation for services as a director. In addition, Mr. Pizzey, who serves as our Chief Executive Officer, is not entitled to receive any additional compensation for his services as a director. Mr. Pizzey served on the board of directors of ASP Acuren but did not receive compensation for his service as a director.

Director Compensation of Admiral

The table below sets forth the non-employee director compensation of Admiral for the year ended December 31, 2023. Sir Martin, Mr. Franklin and Mr. Cullinan are the only directors of Admiral who will continue to serve as directors on the board of directors of Acuren Corporation following the Domestication.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Sir Martin E. Franklin(3)	—	—	—
Robert A.E. Franklin(3)	—	—	—
Rory Cullinan	100,000	82,350	182,350

____________

(1)      Reflects annual retainers paid under our prior director compensation program from January 1, 2023 through December 31, 2023, which the director elected to receive in Acuren BVI ordinary shares.

(2)      Represents the aggregate grant date fair values of stock options granted during 2023, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating the amounts in 2023, see Note 6 to our historical consolidated financial statements for the year ended December 31, 2023 included elsewhere in this prospectus.

(3)      Sir Martin and Mr. Franklin did not receive a fee in connection with their service as non-executive directors of Admiral.

Executive Officers

Set forth below is certain information relating to our current executive officers. Biographical information with respect to Mr. Pizzey is set forth above under “— Board of Directors”.

Name	Age	Title
Talman B. Pizzey	59	President and Chief Executive Officer
Michael Grigsby	50	Chief Financial Officer
Lourinda St. John	54	Chief Human Resources Officer
Fiona E. Sutherland	45	General Counsel

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Michael Grigsby has served as ASP Acuren’s Chief Financial Officer since August 2020 and as our Chief Financial Officer since the closing of the Acuren Acquisition. Prior to August 2020, Mr. Grigsby was the Americas Chief Financial Officer for Intertek, a global testing, inspection, certification and compliance company. Prior to his tenure at Intertek, Mr. Grigsby served as a divisional Chief Financial Officer at Stanley Black and Decker and IBM. Mr. Grigsby holds a B.A. in economics from Tulane University and an MBA from the Yale School of Management.

Lourinda St. John has served as ASP Acuren’s Chief Human Resources Officer since February 2023 and as our Chief Human Resources Officer since the closing of the Acuren Acquisition. Prior to her tenure at ASP Acuren, from January 2015 to February 2023, Mrs. St. John served as the Senior Director of Human Resources at Verso Corporation (now Billerud), a manufacturer of pulp, paper and wood products. Mrs. St. John earned her master’s degree from Villanova University and received her B.A. in business from Baylor University.

Fiona E. Sutherland has served as ASP Acuren’s General Counsel since August 2019 and as our General Counsel since the closing of the Acuren Acquisition. Ms. Sutherland earned her B.Comm and LL.B (JD) both from the University of Alberta with Distinction. Prior to joining Acuren, Ms. Sutherland was employed at Enbridge Inc. where she held various positions including Sr. Manager SCM Sustainability, Sr. Manager SCM Major Projects and Corporate Counsel. Ms. Sutherland started her legal career at Miller Thomson LLP as a litigator and prior to becoming a lawyer she worked at Imperial Oil Ltd. (ExxonMobil) in Supply Chain.

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EXECUTIVE COMPENSATION

Introduction

As an “emerging growth company,” we are permitted to and rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included compensation information for our principal executive officer and the two most highly compensated executive officers (each an “NEO” and collectively, the “NEOs”) who will continue as our executive officers following the Domestication and have not included a compensation discussion and analysis of our executive compensation programs or tabular compensation information other than the Summary Compensation Table and the Outstanding Equity Awards table. For fiscal year ended December 31, 2023, ASP Acuren’s NEOs and their positions were as follows:

•        Talman Pizzey, President and Chief Executive Officer

•        Michael Grigsby, Chief Financial Officer

•        Lourinda St. John, Chief Human Resources Officer

We did not have any executive officers prior to the completion of the Acuren Acquisition.

Summary Compensation Table for Fiscal 2023

The following table summarizes the compensation to our NEOs while they were employed by ASP Acuren for the fiscal year ended December 31, 2023. The ASP Acuren board of directors and management were responsible for all decisions regarding compensation prior to the closing of the Acuren Acquisition, and the Company’s Board of Directors and management are responsible for all decisions regarding compensation following the closing of the Acuren Acquisition.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Talman Pizzey(4)	2023	$533,611	$0	$0		$647,499	$8,890	$1,190,000
President and Chief Executive Officer
Michael Grigsby	2023	$382,212	$0	$0		$343,300	$8,669	$734,181
Chief Financial Officer
Lourinda St. John	2023	$211,538	$0	$937,464	(5)	$105,821	$9,621	$1,264,444
Chief Human Resources Officer

____________

(1)      The amount reported represents the aggregate grant date fair value of the stock options granted to Mrs. St. John calculated in accordance with Topic 718, Share-based Compensation, as discussed in Note 16 — Share-Based Compensation of ASP Acuren’s audited financial statements for the twelve months ended December 31, 2023 included in this registration statement. This amount does not reflect the actual value that will be recognized by the recipient upon the vesting of the stock options or the sale of the underlying shares.

(2)      Amounts reported in this column represent amounts paid under ASP Acuren’s short term incentive plan as described in the “Narrative Disclosure to Summary Compensation Table” section below.

(3)      Amounts reported in this column represent, in each case, the following payments by ASP Acuren to, or on behalf of, the NEOs: health expenses and, in the case of Mr. Pizzey, a car allowance. None of the items reported in this column individually exceeded $10,000.

(4)      Mr. Pizzey is paid in CAD. The table has been converted to USD at 1.32 rate as of December 31, 2023.

(5)      Reflects stock options granted to Mrs. St. John when she began her employment with ASP Acuren in 2023.

Narrative Disclosure to Summary Compensation Table

In 2023, the NEOs’ executive compensation program was comprised of (1) base salary, (2) an annual short term incentive award and (3) other compensation.

Under ASP Acuren’s short-term incentive program, the NEOs were entitled to receive a cash incentive ranging from 40 to 130% of their base salary, based on ASP Acuren’s EBITDA growth in 2023. Amounts earned by the NEOs under ASP Acuren’s 2023 short-term incentive program are set forth above in the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table for Fiscal 2023”.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

In 2019, Mr. Pizzey was awarded 112,875 stock options of ASP Acuren. The stock options had an exercise price of $100.00. The stock options were granted in Tranche A, Tranche B and Tranche C. Tranche A vests at 20% annually and Tranche B and Tranche C options vest at time of sale based on achieving a certain level of multiple of invested capital, subject to the Mr. Pizzey’s continued employment. The stock options had an expiration date of December 20, 2029.

In 2020, Mr. Grigsby was awarded 36,373 stock options of ASP Acuren. The stock options had an exercise price of $100.00. The stock options were granted in Tranche A, Tranche B and Tranche C. Tranche A vests at 20% annually and Tranche B and Tranche C options vest at time of sale based on achieving a certain level of multiple of invested capital, subject to the Mr. Grigsby’s continued employment. The stock options had an expiration date of August 17, 2030.

In 2023, Mrs. St. John was awarded 13,187 stock options of ASP Acuren. The stock options had an exercise price of $171.47. The stock options were granted in Tranche A and Tranche B. Tranche A vests at 20% annually and Tranche B vests at time of sale based on achieving a certain level of multiple of invested capital, subject to the Ms. St. John’s continued employment. The stock options had an expiration date of March 13, 2033.

Prior to the closing of the Acuren Acquisition, Mr. Pizzey, Mr. Grigsby and Mrs. St. John exercised their stock options and received 112,875, 36,373 and 13,187 shares of ASP Acuren, respectively, which shares were exchanged for cash in connection with the closing of the Acuren Acquisition.

Outstanding Equity Awards at Fiscal 2023 Year End

The following table provides information concerning outstanding unexercised stock options of ASP Acuren held by each of our NEOs as of December 31, 2023.

	Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Talman Pizzey	December 20, 2019	50,167	62,709	112,876	$100.00	December 20, 2029
Michael Grigsby	August 17, 2020	12,173	24,200	36,373	$100.00	August 17, 2030
Lourinda St. John	March 13, 2023	0	13,187	13,187	$171.47	March 13, 2033

____________

(1)      The stock options of ASP Acuren were granted in Tranche A, Tranche B and Tranche C. Tranche A vests at 20% annually. Tranche B and C options vest at time of sale of ASP Acuren based on achieving a certain level of multiple of invested capital.

2024 Equity Incentive Compensation Plan

Effective as of July 30, 2024, our Board of Directors approved the Acuren Corporation 2024 Equity Incentive Plan, hereinafter referred to as our “2024 Plan.” The purpose of our 2024 Plan is to assist our Company and its subsidiaries and other designated affiliates, which we refer to as “Related Entities”, in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to our Company or its Related Entities, by enabling such persons to acquire or increase a proprietary interest in our Company in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with long term performance incentives to expend their maximum efforts in the creation of shareholder value.

Administration.    Our 2024 Plan is to be administered by a committee designated by our Board of Directors consisting of not less than two directors, hereinafter referred to as the “Plan Committee”; provided, however, that except as otherwise expressly provided in the 2024 Plan, our Board of Directors may exercise any power or authority granted to the Plan Committee under our 2024 Plan. The Plan Committee will consist solely of independent directors, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Subject to the terms of our 2024 Plan, the Plan Committee is authorized to select eligible persons to receive awards, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each participant), and the rules and regulations for the administration of the 2024 Plan, construe and interpret the 2024 Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the Plan Committee may deem necessary or advisable for the administration of our 2024 Plan.

Eligibility.    The persons eligible to receive awards under our 2024 Plan are the officers, directors, employees, consultants and other persons who provide services to our Company or any Related Entity.

Types of Awards.    Our 2024 Plan provides for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the Plan Committee.

Shares Available for Awards; Annual Per-Person Limitations.    The total number of shares of our Company that may be subject to the granting of awards under our 2024 Plan is currently 18,500,000 shares. In addition, the number of shares available under our 2024 Plan will automatically increase on January 1st of each year for a period of up to ten years, commencing on January 1, 2025, in an amount equal to the lesser of (i) five percent (5%) of the total number of shares outstanding on such January 1 or (ii) such smaller number of shares as is determined by the Board of Directors (which may be zero).

The foregoing limit shall be increased by the number of shares with respect to which awards granted under our 2024 Plan are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares.  In addition, shares withheld from an award to satisfy the exercise price and/or any tax withholdings shall be added back to the share pool for further award grants. Awards issued in substitution for awards previously granted by a company acquired by our Company or a Related Entity, or with which our Company or any Related Entity combines, do not reduce the limit on grants of awards under our 2024 Plan. Awards issued in substitution for incentive stock options shall reduce the total number of ordinary shares available under our 2024 Plan.

The Plan Committee is authorized to adjust outstanding awards (including adjustments to exercise prices of options and other affected terms of awards) in the event that a dividend or other distribution (whether in cash, shares or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the ordinary shares so that an adjustment is appropriate. The Plan Committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations, or business conditions.

Pursuant to the 2024 Plan, upon a change in control in which (a) the Company is not the surviving entity or (b) the successor company or its parent does not assume or substitute any award, (i) any options or stock appreciation rights shall immediately become vested and exercisable, (ii) any time based restrictions, deferral of settlement and forfeiture conditions applicable to any restricted stock, restricted stock units or other stock-based awards shall lapse and (iii) any performance goals and conditions may, at the Plan Committee’s discretion, be deemed to have been earned and payable on actual achievement through the consummation of the change in control or at target performance.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

RELATED PARTY TRANSACTIONS

Since January 1, 2021 through the date of this prospectus, we have not entered into any related party transactions other than as set forth below.

Admiral

Placing Agreement

On May 17, 2023, we entered into a Placing Agreement (the “Placing Agreement”) with the Founders and the Founder Entity, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch (together, the “Placing Agents”), in connection with our May 2023 initial public offering, pursuant to which the Placing Agents procured subscribers for Acuren BVI ordinary shares (with matching Warrants), other than the ordinary shares that were subscribed for by the Founder Entity. Under the Placing Agreement, each of our then directors and the Founder Entity agreed that they would not, without the prior written consent of the Placing Agents, offer, sell, contract to sell, pledge or otherwise dispose of any Acuren BVI ordinary shares or Warrants (or any preferred shares in the case of Founder Entity) which they held directly or indirectly in Admiral, for a period commencing on the date of the Placing Agreement and ending one year after the closing of the Acuren Acquisition (subject to certain customary exceptions).

Insider Letter Agreement

In connection our initial public offering, we entered into a letter agreement (the “Insider Letter”) with our Founders and the Founder Entity who hold the Founder Preferred Shares, pursuant to which they agreed, among other things that they would not, without our prior written consent, offer, sell, contract to sell, pledge or otherwise dispose of any Founder Preferred Shares (excluding any ordinary shares received in respect of their Annual Dividend Amount received thereon from time to time), for a period of five years commencing on the date of the Placing Agreement and ending five years after the closing of the Acuren Acquisition (subject to certain customary exceptions).

Registration Rights

Pursuant to the Insider Letter, we have also agreed to provide the Founders and Founder Entity with certain registration rights that require us to provide them with such information and assistance following the Acuren Acquisition, subject to the restrictions described in the paragraph above and customary exceptions, as they may reasonably request to enable it to effect a disposition of all or part of their ordinary shares or Warrants, including, without limitation, the preparation, qualification and approval of a prospectus in respect of such Acuren BVI ordinary shares or Warrants.

In connection with the Acuren Acquisition, certain entities managed by Viking Global Investors LP (“Viking”), certain entities affiliated with Permian Investment Partners LP (“Permian”) and an entity managed by Progeny 3, Inc. (“Progeny”), each of which beneficially own more than 5% of the Company’s issued and outstanding shares, irrevocably committed to purchase Acuren BVI ordinary shares in the PIPE Financing. In addition, in connection with the Warrant Financing, each of the Founder Entity, Viking, Permian and Progeny irrevocably committed to exercise their respective Warrants.

In exchange for such commitments, we agreed, among other things, that when requested by written notice (delivered not earlier than three months following the Acuren Acquisition), we would use commercially reasonable efforts to promptly enter into a customary registration rights agreement with such entity, which agreement would provide for customary registration rights (subject to customary exceptions) with respect to the ordinary shares, or any other equity interests later acquired by such entity in exchange for the ordinary shares in connection with a recapitalization, redomiciliation or similar transaction. See “Description of Capital Stock; Comparison of Rights — Registration Rights” for a description of the registration rights agreement.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Additional Stock Issuances to Our Founder Entity, Certain 5% Holders, Certain Directors and Executive Officers

On July 30, 2024, in connection with the closing of the Warrant Financing we issued and sold at $10.00 per share (1) 2,487,500 Acuren BVI ordinary shares to the Founder Entity, (2) 2,500,000 Acuren BVI ordinary shares to Viking, (3) 2,500,000 Acuren BVI ordinary shares to Progeny, (4) 250,000 Acuren BVI ordinary shares to Permian and (5) 2,500 Acuren BVI ordinary shares to Mr. Cullinan, one of our directors.

On July 30, 2024, in connection with the closing of the PIPE Financing, we issued and sold at $10.00 per share (1) 21,860,000 Acuren BVI ordinary shares to Viking, (2) 2,500,000 Acuren BVI ordinary shares to Progeny, (3) 7,440,000 Acuren BVI ordinary shares to the Founder Entity, (4) 6,700,000 Acuren BVI ordinary shares to Permian and (5) 400,000 Acuren BVI ordinary shares to Mr. Pizzey, a director and our Chief Executive Officer.

Consulting Services Agreement

On July 30, 2024, the Company entered into a Consulting Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin. Under this agreement, Mariposa Capital, LLC agreed to provide certain services, including corporate development and consulting services, consulting services with respect to mergers and acquisitions, investor relations services, strategic planning consulting services, capital expenditure allocation consulting services, strategic treasury consulting services and such other services relating to the Company as may from time to time be mutually agreed. In connection with these services, Mariposa Capital, LLC is entitled to receive an annual fee equal to $2.0 million, payable in quarterly installments. The initial term of this agreement will terminate on July 30, 2025 and will be automatically renewed for successive one-year terms unless either party notifies the other party in writing of its intention not to renew this agreement no later than 90 days prior to the expiration of the term. This agreement may only be terminated by the Company upon a vote of a majority of our directors. In the event that this agreement is terminated by the Company, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

ASP Acuren

In 2023, ASP Acuren was a party to an agreement with American Securities, LLC, a former related party, for management consulting services, acquisition planning services, strategic planning and project management. ASP Acuren began paying management fees pursuant to this agreement in 2020, but such payments were suspended in 2024.

Policy Concerning Related Party Transactions

The Board of Directors has determined that the Audit Committee is best suited to review and approve or ratify transactions with related persons, in accordance with the policy set forth in the Audit Committee Charter. Such review will apply to any transaction or series of related transactions or any material amendment to any such transaction involving a related person and the Company or any subsidiary of the Company. For purposes of the policy, “related persons” will consist of executive officers, directors, director nominees, any stockholder beneficially owning more than 5% of the issued and outstanding common stock, and immediate family members of any such persons. In reviewing related person transactions, the Audit Committee will take into account all factors that it deems appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. No member of the Audit Committee will be permitted to participate in any review, consideration or approval of any related person transaction in which the director or any of his immediate family member is the related person.

ASP Acuren did not have any policy with respect to related party transactions.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

SECURITY OWNERSHIP

The following table sets forth certain information regarding (1) all shareholders known by us to be the beneficial owners of more than 5% of our issued and outstanding ordinary shares and (2) each director, each NEO and all directors and executive officers as a group, together with the approximate percentages of issued and outstanding Acuren BVI ordinary shares owned by each of them. Percentages are calculated based upon shares issued and outstanding plus shares which the holder has the right to acquire under share options, Warrants or Founder Preferred Shares exercisable for or convertible into ordinary shares within 60 days. Unless otherwise indicated, amounts are as of August 1, 2024 and each of the shareholders has sole voting and investment power with respect to the ordinary shares beneficially owned, subject to community property laws where applicable. As of August 1, 2024, we had 121,412,515 ordinary shares and 1,000,000 Founder Preferred Shares issued and outstanding.

Unless otherwise indicated, the address of each person named in the table below is c/o ASP Acuren, Inc., 14434 Medical Complex Drive, Suite 100, Tomball, TX 77377.

	Ordinary shares beneficially owned
	Number		%
Beneficial Owner
More than 5% Shareholders:
Mariposa Acquisition IX, LLC(1)	19,877,500	(2)	16.2%
Entities managed by Viking Global Investors LP	34,360,000	(3)(4)	28.4%
P3-EQ, LLC	15,000,000	(5)	12.4%
Entities managed by Permian Investment Partners LP	7,950,000	(6)	6.6%

Named Executive Officers and Directors:
Sir Martin E. Franklin	19,877,500	(2)	16.2%
Robert A.E. Franklin	—	(7)	—
Rory Cullinan	62,500	(8)	*
Peter A. Hochfelder	—		—
Toni Bush	—		—
Elizabeth Meloy Hepding	—		—
James E. Lillie	—	(9)	—
Talman Pizzey	400,000		*
Michael Grigsby	—		—
Rindi St. John	—		—
Fiona Sutherland	—		—
All executive officers and directors as a group (11 persons)	20,340,000	(10)	16.61%

____________

*        Represents beneficial ownership of less than one percent (1%) of our outstanding Acuren BVI ordinary shares.

(1)      The address for Mariposa Acquisition IX, LLC is c/o Mariposa Capital LLC, 500 South Pointe Drive, Suite 240, Miami Beach, FL 33139. Sir Martin is the manager of Mariposa Acquisition IX, LLC.

(2)      This amount consists of (i) 18,877,500 Acuren BVI ordinary shares and (ii) 1,000,000 Acuren BVI ordinary shares issuable upon conversion of Founder Preferred Shares, which are convertible at any time at the option of the holder into Acuren BVI ordinary shares on a one-for-one basis. The Founder Preferred Shares are entitled to one vote per share on all matters submitted to a vote of holders of Acuren BVI ordinary shares, voting together as a single class. The reported securities are held by Mariposa Acquisition IX, LLC. Sir Martin is the managing member of Mariposa Acquisition IX, LLC and as such controls 100% of the voting and dispositive power of such entity.

(3)      [•]

(4)      [•]

(5)      [•]

(6)      [•]

(7)      RAEF Family Trust, of which Mr. Franklin is a grantor, holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately [•] Acuren BVI ordinary shares and approximately [•] Acuren BVI ordinary shares issuable upon conversion of Founder Preferred Shares held by Mariposa Acquisition IX, LLC.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

(8)      This amount consists of (i) 12,500 Acuren BVI ordinary shares held directly by Mr. Cullinan and (ii) 50,000 Acuren BVI ordinary shares underlying options to purchase Acuren BVI ordinary shares, pursuant to an Option Deed, which are exercisable at any time until July 31, 2029.

(9)      Mr. Lillie holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately [•] Acuren BVI ordinary shares and approximately [•] Acuren BVI ordinary shares issuable upon conversion of Founder Preferred Shares held by Mariposa Acquisition IX, LLC.

(10)    This amount includes an aggregate of 1,000,000 Acuren BVI ordinary shares issuable upon conversion of Founder Preferred Shares and 50,000 Acuren BVI ordinary shares issuable upon exercise of options to purchase Acuren BVI ordinary shares that are convertible or exercisable within 60 days after August 1, 2024.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

DESCRIPTION OF CAPITAL STOCK; COMPARISON OF RIGHTS

The following description of the Acuren Delaware capital stock (common and preferred) reflects our capital stock as it will exist from and after the effectiveness of the Domestication, as governed by the Acuren Delaware bylaws and Delaware law. We also identify the material differences between the current rights of shareholders of Acuren BVI, a BVI limited liability entity, and the rights that the stockholders of Acuren Delaware will have once the Company is a Delaware corporation. These descriptions are a summary only. We urge you to read the forms of the Acuren Delaware certificate of incorporation and bylaws of Acuren Delaware in their entirety, which are attached as Appendix B and Appendix C, respectively, to this prospectus.

General

We currently are a company incorporated with limited liability under the laws of the British Virgin Islands and are registered with the Registrar of Corporate Affairs of the British Virgin Islands under registration number 1955622. We were incorporated in the British Virgin Islands on December 15, 2022 under the name Admiral Acquisition Limited, and we changed our name to Acuren Corporation in connection with the Acuren Acquisition.

Authorized Share Capital

Until the effectiveness of the Domestication, Acuren Corporation will not exist as a Delaware entity and therefore will not have any Delaware capital stock. Upon effectiveness of the Domestication, Acuren Delaware’s authorized capital stock will consist of [•] shares of common stock, par value $[•] per share, and [•] shares of preferred stock, par value $[•] per share, of which 1,000,000 will be designated Series A Preferred Stock.

As of August 1, 2024, Acuren BVI had 121,412,515 ordinary shares issued and outstanding, and 1,000,000 Founder Preferred Shares issued and outstanding.

As of August 1, 2024, Acuren BVI had reserved 560,000 restricted share units of its unlimited authorized Acuren BVI ordinary shares for issuance under its existing share-based compensation and other benefit plans, subject to increase in accordance with the terms of such plans, and upon effectiveness of the Domestication, Acuren Delaware will reserve a similar number of its [•] authorized shares of common stock for such issuances.

Acuren Delaware common stock

Voting.    Except as otherwise required by applicable law or as provided by the Acuren Delaware certificate of incorporation, including matters required to be submitted solely to a vote of the holders of Series A Preferred Stock (or any other series of preferred stock of Acuren Delaware then outstanding), each holder of Acuren Delaware common stock will be entitled to one vote for each share of Acuren Delaware common stock owned of record on all matters submitted to a vote of stockholders of Acuren Delaware. Except as otherwise required by applicable law or as provided by the Acuren Delaware certificate of incorporation, including matters required to be submitted solely to a vote of the holders of Series A Preferred Stock (or any other series of preferred stock of Acuren Delaware then outstanding), holders of Acuren Delaware common stock (as well as holders of any series preferred stock then outstanding and entitled to vote together with the holders of Acuren Delaware common stock, including the Series A Preferred Stock) will vote together as a single class on all matters presented to the Acuren Delaware stockholders for their vote or approval, including the election of directors. There will be no cumulative voting rights with respect to the election of directors or any other matters submitted to a vote of the stockholders of Acuren Delaware.

Dividends and distributions.    Subject to applicable law and the rights of the holders of Series A Preferred Stock and the rights, if any, of the holders of any other series of preferred stock of Acuren Delaware then outstanding, the holders of Acuren Delaware common stock will have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the Acuren Delaware board of directors from amounts legally available therefor.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Liquidation, dissolution or winding up.    Subject to applicable law and the rights, if any, of the holders of any series of preferred stock of Acuren Delaware then outstanding, including the Series A Preferred Stock, in the event of the liquidation, dissolution or winding-up of Acuren Delaware, holders of its common stock will be entitled to share ratably in proportion to the number of shares of common stock held by them in the assets of Acuren Delaware available for distribution after payment or reasonable provision for the payment of all creditors of Acuren Delaware.

Redemption, conversion or preemptive rights.    Holders of Acuren Delaware common stock will have no redemption rights, conversion rights or preemptive rights to subscribe to any or all additional issues of Acuren Delaware shares or securities convertible into Acuren Delaware capital stock.

Other provisions.    There will be no redemption provisions or sinking fund provisions applicable to the common stock of Acuren Delaware.

The powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of Acuren Delaware common stock may be subject to the powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of any series of preferred stock of Acuren Delaware, including the Series A Preferred Stock.

Shares Reserved for Future Issuances

Outstanding Warrants.    As of August 1, 2024, there were 18,264,876 warrants outstanding, each warrant conferring the right to subscribe for one-fourth of an Acuren BVI Ordinary Share (the “ADMW Warrants”). The ADMW Warrants were issued pursuant to a Warrant Instrument executed by Admiral on May 16, 2023 (as supplemented, amended or amended and restated, the “ADMW Warrant Instrument”). Each ADMW Warrant entitles the registered holder (an “ADMW Warrantholder”) to subscribe for one-fourth of an Acuren BVI ordinary share upon exercise at a price of $11.50 per whole Acuren BVI ordinary share (subject to any prior adjustment in accordance with the terms and conditions set out in the ADMW Warrant Instrument and discussed below) at any time during the Subscription Period (defined below). Upon the effectiveness of the Domestication, the ADMW Warrants will be exercisable into the right to acquire the same fraction of a share of Acuren Delaware common stock.

Outstanding ADMW Warrants are exercisable until 5:00 p.m. London time on July 30, 2027 (provided that if such day is not a trading day, the trading day immediately following such day), unless earlier redeemed in accordance with the ADMW Warrant Instrument and as described below (the “Subscription Period”). Subject to any such prior adjustment, each ADMW Warrantholder will be required to hold and validly exercise four ADMW Warrants in order to receive one Acuren BVI ordinary share (prior to the effectiveness of the Domestication) or one share of Acuren Delaware common stock (after the effectiveness of the Domestication).

The ADMW Warrants are subject to mandatory redemption. The Company may call the ADMW Warrants for redemption:

•        in whole but not in part,

•        at a price of $0.01 per ADMW Warrant,

•        upon not less than 20 days’ prior written notice of redemption to each ADMW Warrantholder,

•        if, and only if, the “Average Price” (as defined in the ADMW Warrant Instrument) of the Acuren BVI ordinary shares (prior to the effectiveness of the Domestication) or shares of Acuren Delaware common stock (after the effectiveness of the Domestication) equals or exceeds $18.00 per share (subject to any prior adjustment in accordance with the terms and conditions set out in the ADMW Warrant Instrument) for any 10 consecutive trading days.

The right to exercise the ADMW Warrants will be forfeited unless the ADMW Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of one or more ADMW Warrants will have no further rights except to receive the redemption price for such holder’s ADMW Warrants upon surrender of such ADMW Warrants. The redemption criteria for the ADMW Warrants has been

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

established at a price which is intended to provide ADMW Warrantholders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing price of Acuren BVI ordinary shares (prior to the effectiveness of the Domestication) or shares of Acuren Delaware common stock (after the effectiveness of the Domestication) and the exercise price of the ADMW Warrants so that if the share price declines as a result of the redemption call, the redemption will not be expected to cause the share price to drop below the exercise price of the ADMW Warrants.

The exercise price and number of shares issuable on exercise of the ADMW Warrants may be adjusted in certain circumstances including in the event of a stock dividend or distribution, recapitalization, consolidation, combination or stock split. However, the ADMW Warrants will not be adjusted for issuances of shares at a price below the exercise price of the ADMW Warrants.

Subject to the terms and conditions of the ADMW Warrant Instrument, each of the ADMW Warrants will be transferable by an instrument of transfer in any usual or common form, or in any other form which may be approved by or on behalf of Acuren Delaware. No transfer of any of the ADMW Warrants to any person will be registered without the consent of ADMW if it would constitute a transfer to a Prohibited Person (as defined in the ADMW Warrant Instrument).

The ADMW Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration of the Subscription Period at the address of the Receiving Agent (as defined in the ADMW Warrant Instrument) designated for such purposes, with the subscription notice form on the reverse side of the warrant certificate properly completed and executed as indicated, accompanied by full payment of the exercise price in cleared funds for the number of whole shares being acquired with respect to the ADMW Warrants being exercised. The ADMW Warrantholders do not have the rights or privileges of holders of shares until they exercise their warrants and receive shares. After the issuance of Acuren BVI ordinary shares upon exercise of the ADMW Warrants prior to the effectiveness of the Domestication, each holder will be entitled to one vote for each whole Acuren BVI ordinary share held of record on all matters to be voted on by shareholders. After the issuance of shares of Acuren Delaware common stock upon exercise of the ADMW Warrants after the effectiveness of the Domestication, each holder will be entitled to one vote for each whole share of Acuren Delaware common stock held of record on all matters to be voted on by the holders of Acuren Delaware common stock.

No fractional shares will be issued upon exercise of the ADMW Warrants. Accordingly, no ADMW Warrants are exercisable unless a sufficient number of ADMW Warrants are exercised to equal a whole number of shares upon such exercise. In addition, no fraction of an ADMW Warrant will be issued or returned to the ADMW Warrantholder following exercise and any such fraction, determined after aggregation of all ADMW Warrants being exercised by such holder, will lapse and be cancelled.

Preferred Stock

Blank Check Preferred.    Under the new Acuren Delaware certificate of incorporation, without stockholder approval, the Acuren Delaware board of directors will be authorized by resolution to create and issue one or more series of preferred stock of Acuren Delaware (in addition to the Series A Preferred Stock), and, with respect to each such series, to determine the number of shares constituting the series and the designations and the powers (including voting powers), preferences and rights, if any, which may include dividend rights, conversion or exchange rights, redemption rights and terms and liquidation preferences, and the qualifications, limitations and restrictions, if any, of the series. The Acuren Delaware board of directors may therefore create and issue one or more new series of preferred stock with voting power and preferences and rights that could adversely affect the holders of Acuren Delaware common stock and which could have certain anti-takeover effects. Before Acuren Delaware may issue any new series of preferred stock, its board of directors will be required to adopt resolutions creating and designating such series of preferred stock and certificate of designations setting forth a copy of such resolutions will be required to be executed, acknowledged and filed with the Secretary of State of the State of Delaware.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Series A Preferred Stock.    Prior to the Domestication, Acuren BVI had 1,000,000 Founder Preferred Shares outstanding. In connection with the Domestication, each Founder Preferred Share will be converted into one share of Series A Preferred Stock. The designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock are set forth in the form of the new Acuren Delaware certificate of incorporation attached to this prospectus.

Dividends.    Subject to applicable law and the rights, if any, of any series of preferred stock of Acuren Delaware then outstanding ranking senior to the Series A Preferred Stock as to dividends and on parity with the rights, if any, of any series of Acuren Delaware preferred stock then outstanding ranking on parity with the Series A Preferred Stock and, at any time on or after the consummation of the Acuren Acquisition, if the Average Price (as defined in the Acuren Delaware certificate of incorporation) per share of Acuren Delaware common stock (subject to adjustment in accordance with the Acuren Delaware certificate of incorporation) is $11.50 or more for any ten consecutive trading days, the holders of the Series A Preferred Stock will be entitled to receive, in respect of each Dividend Year (as defined below), in the aggregate, the “Annual Dividend Amount,” which is calculated as follows (the “Annual Dividend Amount”):

A X B, where:

A = an amount equal to 20% of the increase (if any) in the value of a share of Acuren Delaware common stock, such increase calculated as being the difference between (i) the Average Price (as defined in the Acuren Delaware certificate of incorporation) per share of Acuren Delaware common stock over the last ten consecutive trading days of the Dividend Year for such Dividend Year (the “Dividend Price”) and (ii) (x) if no Annual Dividend Amount has previously been paid, a price of $10.00 per share of Acuren Delaware common stock, or (y) if an Annual Dividend Amount has previously been paid, the highest Dividend Price for any prior Dividend Year (subject to adjustment in accordance with the Acuren Delaware certificate of incorporation); and

B = [•] shares, being a number of shares of Acuren Delaware common stock equal to the number of Acuren BVI ordinary shares outstanding on November 30, 2024 (which includes any Acuren BVI ordinary shares issued pursuant to the exercise of ADMW Warrants but excludes any Acuren BVI ordinary shares issued to shareholders or other beneficial owners of ASP Acuren, Inc. in connection with the Acuren Acquisition, which such number of shares is subject to adjustment as provided in the Acuren Delaware certificate of incorporation) (the “Series A Preferred Dividend Equivalent”).

“Dividend Year” means Acuren Delaware’s financial year (which may be twelve months or any longer or shorter period) as determined by the Acuren Delaware board of directors, except that (i) in the event of Acuren Delaware’s dissolution, the relevant Dividend Year will end on the trading day immediately prior to the date of dissolution and (ii) in the event of the automatic conversion of shares of Series A Preferred Stock of Acuren Delaware into shares of common stock of Acuren Delaware, the relevant Dividend Year will end on the trading day immediately prior to the date of such automatic conversion.

The Annual Dividend Amount is payable in shares of Acuren Delaware common stock or cash, as determined by the Acuren Delaware board of directors. Each Annual Dividend Amount will be divided between the holders of Series A Preferred Stock pro rata to the number of Series A Preferred Stock held by them on the last day of the relevant Dividend Year (the “Dividend Date”). If the Company’s board of directors determines to pay the Annual Dividend Amount in shares of Acuren Delaware common stock, then each holder of a share of Series A Preferred Stock will be entitled to receive such number of whole shares of Acuren Delaware common stock as is determined by dividing the pro rata amount of the Annual Dividend Amount to which such holders is entitled, by the relevant Dividend Price (provided that any fractional shares of Acuren Delaware common stock due pursuant to such calculation shall not be paid and instead the nearest lower whole number of shares of Acuren Delaware common stock will be paid).

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

In the event of a Change of Control, the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend, equal to the Change of Control Dividend Amount, payable in Acuren Delaware common stock, the Change of Control Dividend Amount being divided between the holders of the Series A Preferred Stock pro rata to the number of Series A Preferred Stock held by such holders immediately prior to the consummation of the Change of Control (the “Change of Control Dividend Date”). The Change of Control Dividend Amount shall be paid on the Change of Control Dividend Date by issuing to each holder of Series A Preferred Stock such number of shares of Acuren Delaware common stock as is equal to (i) the pro rata amount of the Change of Control Dividend Amount to which they are entitled, divided by the Change of Control Price (as defined below). For purposes of this calculation, (i) the “Change of Control Dividend Amount” means the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable for each Dividend Period occurring during the Change of Control Dividend Period assuming that (w) we do not enter into liquidation during such Change of Control Dividend Period, (x) the Series A Preferred Stock is not automatically converted into Acuren Delaware common stock during the Change of Control Dividend Period, (y) no Change of Control occurs during the Change of Control Dividend Period and (z) the Average Price for the last ten consecutive trading days of the relevant Dividend Period is determined by multiplying the Change of Control Price by eight per cent. per annum, (ii) “Change of Control Dividend Period” means the period beginning on the date of the consummation of the Change of Control and ending on the last day of the tenth full financial year following the completion of the Acurent Acquisition, and (iii) “Change of Control Price” means either (x) the cash amount per share to be received by holders of Acuren Delaware common stock in connection with a Change of Control or (y) where the amount per share to be received by holders of Acuren Delaware common stock in connection with a Change of Control is in a form other than cash, the Average Price for the last ten consecutive trading days prior to the consummation of the Change of Control event.

The precise number of Acuren Delaware common stock that may be required to be issued pursuant to the terms of the Series A Preferred Stock cannot be ascertained at this time.

The issue of Acuren Delaware common stock in connection with the payment of the Annual Dividend Amount or Change of Control Dividend Amount will reduce (by the applicable proportion) the percentage stockholdings of those stockholders holding Acuren Delaware common stock prior to such issuance. This does not take into account any dilution which may occur as a result of any other issuance of Acuren Delaware common stock pursuant to the other terms of the Series A Preferred Stock and assumes that there is no adjustment (pursuant to the constitute documents) to the rate at which the Series A Preferred Stock convert into Acuren Delaware common stock.

Subject to applicable law and the rights, if any, of any series of preferred stock of Acuren Delaware then outstanding ranking senior to the Series A Preferred Stock as to dividends and on parity with the common stock of Acuren Delaware and any series of preferred stock of Acuren Delaware ranking on parity with such common stock, (i) a dividend per share of Series A Preferred Stock equal to the product obtained by multiplying the number of shares of Acuren Delaware common stock into which such shares of Series A Preferred Stock could then be converted, by the dividend payable on each such share of common stock, and (ii) a dividend per share of Series A Preferred Stock equal to the amount determined by dividing an amount equal to 20% of the dividend which would be distributable on such number of shares of Acuren Delaware common stock equal to the Series A Preferred Dividend Equivalent, by the number of shares of Series A Preferred Stock outstanding.

Automatic Conversion.    The Series A Preferred Stock will be automatically converted into shares of Acuren Delaware common stock on a one-for-one basis (subject to certain adjustments in certain circumstances either as the directors may determine or otherwise as determined in accordance with the terms of the Series A Preferred Stock) upon the earlier of (i) immediately following the Change of Control Dividend Date and (ii) the last day of the tenth full financial year following the consummation of the Acuren Acquisition, being December 31, 2034 (the “Automatic Conversion”).

Optional Conversion.    By notice in writing and surrender of the relevant certificate or certificates to Acuren Delaware, a holder of Series A Preferred Stock will be able to convert some or all of such holder’s Series A Preferred Stock into an equal number of shares of Acuren Delaware common stock (subject to adjustment in accordance with the Acuren Delaware certificate of incorporation) and, in such circumstances, the shares of Series A Preferred Stock that were subject to such notice will be converted into shares of Acuren Delaware common stock on the fifth trading day after receipt by Acuren Delaware of such written notice (the “Optional Conversion”). In the event of an Optional Conversion, no relevant portion of the Annual Dividend Amount will be payable in respect of those shares of Series A Preferred Stock that are converted into shares of Acuren Delaware common stock for the Dividend Year in which the date of the Optional Conversion occurs.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Liquidation.    Upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company (a “Liquidation”). each share of Series A Preferred Stock will be entitled to receive the amount that would have been received in respect of such share had it been converted into common stock.

Voting Rights.    Each holder of Series A Preferred Stock will be entitled to one vote per share of Series A Preferred Stock on all matters submitted to a vote of stockholders of Acuren Delaware generally, voting together with holders of Acuren Delaware common stock as a single class. The holders of Series A Preferred Stock will also have the right to vote separately as a single class on any amendment to the Acuren Delaware certificate of incorporation, whether by merger, consolidation or otherwise, that would alter or change the powers, preferences or rights or the qualifications, limitations or restrictions of the Series A Preferred Stock so as to affect them adversely and as provided by applicable Delaware law.

Exclusive Forum

Acuren Delaware’s certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the sole and exclusive forum for: (1) derivative actions or proceedings brought on behalf of us; (2) actions asserting a claim of fiduciary duty owed by any of our directors, officers or employees to us or our stockholder; (3) civil actions to interpret, apply, enforce or determine the validity of the certificate of incorporation or bylaws; or (4) actions asserting a claim governed by the internal affairs doctrine. If the Delaware Court of Chancery lacks jurisdiction over any of the foregoing actions or proceedings, the Acuren Delaware certificate of incorporation provides that the sole and exclusive forum for such actions or proceedings will be another state or federal court located in the State of Delaware, as long as such court has personal jurisdiction over the parties. In addition, the Acuren Delaware certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act.

Registration Rights

The Company has agreed to provide the Founders and Founder Entity with certain registration rights that require the Company to provide them with such information and assistance following the Acuren Acquisition, subject to the restrictions described in the paragraph above and customary exceptions, as they may reasonably request to enable it to effect a disposition of all or part of their Acuren BVI ordinary shares or warrants, including, without limitation, the preparation, qualification and approval of a prospectus in respect of such Acuren BVI ordinary shares or warrants.

In connection with the Acuren Acquisition, Viking, Permian and Progeny, each of which beneficially own more than 5% of the Company’s issued and outstanding shares, irrevocably committed to purchase Acuren BVI ordinary shares in the PIPE Financing. In addition, in connection with the Warrant Financing, each of the Founder Entity, Viking, Permian and Progeny irrevocably committed to exercise their respective Warrants. In exchange for such commitments, the Company agreed, among other things, that when requested by written notice (delivered not earlier than three months following the Acuren Acquisition), the Company would use commercially reasonable efforts to promptly enter into a customary registration rights agreement with such entity, which agreement would provide for customary registration rights (subject to customary exceptions) with respect to the Acuren BVI ordinary shares, or any other equity interests later acquired by such entity in exchange for the Acuren BVI ordinary shares in connection with a recapitalization, redomiciliation or similar transaction.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Comparison of Rights

The rights of Acuren BVI’s shareholders are currently governed by the BVI Companies Act and Acuren BVI’s Amended and Restated Memorandum and Articles of Association (the “Acuren BVI Articles”). At the Effective Time, the shareholders of Acuren BVI ordinary shares will automatically receive shares of Acuren Delaware common stock. Accordingly, after the Domestication, the rights of the holders of Acuren Delaware common stock will be governed by Delaware law and Acuren Delaware’s certificate of incorporation and bylaws. The following discussion summarizes material differences between the current rights of holders of Acuren BVI ordinary shares under the BVI Companies Act and the Acuren BVI Articles and the rights of the holders of Acuren Delaware common stock under Delaware law and Acuren Delaware’s certificate of incorporation and bylaws.

Provision	Acuren BVI	Acuren Delaware
Authorized Capital	Unlimited number of ordinary shares and Founder Preferred Shares, no par value per share.

[•] shares, divided into two classes in the following numbers thereof: [•] shares of common stock, $0.0001 par value per share, and [•] shares of preferred stock, $0.0001 par value per share, of which shares of preferred stock, 1,000,000 shares will be designated as Series A Preferred Stock.

Preferred (Preference) Shares

The Acuren Delaware certificate of incorporation will empower the Acuren Delaware board of directors to, by resolution, create and issue one or more series of preferred stock and, with respect to such series, determine the number of shares constituting the series and the designations and the powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of the series.

Amendments to Organizational Documents (i.e., Acuren BVI Articles and Acuren Delaware certificate of incorporation and bylaws)

Amendments to the Acuren BVI Articles may be made by resolution of the directors (in limited circumstances) or by the shareholders (holders of ordinary shares and Founder Preferred Shares), provided that in the case of amendment by directors such amendment may only be made where the directors, in their discretion (acting in good faith) determine such amendment to be necessary or desirable in connection with or resulting from the Acuren Acquisition (including at any time after the Acuren Acquisition was consummated), including in connection with admission to listing on the NYSE and provided such amendment doesn’t have a materially adverse effect on the rights attaching to any class of shares as set out in the Acuren BVI Articles, unless the shareholders of the affected class consent in accordance with the Acuren BVI Articles.

Pursuant to Delaware law, amendments to the Acuren Delaware certificate of incorporation will be required to be approved by the Acuren Delaware board of directors and, if applicable, by the holders of at least a majority of the outstanding stock entitled to vote on the amendment, and, if applicable, by the holders of at least a majority of the outstanding stock of each class or series entitled to vote on the amendment as a separate class or series. The Acuren Delaware certificate of incorporation will require the prior vote or consent of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, voting or consenting as a separate class, to amend the Acuren Delaware certificate of incorporation, whether by merger, consolidation or otherwise, if such amendment would alter or change the powers, preferences or rights or the qualifications, limitations or restrictions of the Series A Preferred Stock. As permitted by Delaware law, the Acuren Delaware

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Provision	Acuren BVI	Acuren Delaware

certificate of incorporation will require the vote of the holders of sixty-six and two-thirds percent of the voting power of the outstanding stock entitled to vote to amend certain provisions of the Acuren Delaware certificate of incorporation relating to, among other things, (i) management of Acuren Delaware, (ii) removal of directors, (iii) the filling of director vacancies, (iv) number of directors (v) stockholder amendments to the Acuren Delaware bylaws, (vi) the calling of a special meeting of stockholders, (vii) limitation on stockholder action by written consent, and (viii) exculpation of directors.

As permitted (but not required) by Delaware law, the Acuren Delaware certificate of incorporation will confer upon the Acuren Delaware board of directors the power to amend the Acuren Delaware bylaws.

Voting Rights	Each ordinary share has one vote for each share. Each Founder Preferred Share has one vote for each share.	Each share of Acuren Delaware common stock will be entitled to one vote for each share. Each share of Series A Preferred Stock will be entitled to one vote for each share.

Directors are elected by a resolution of directors to fill a vacancy or appoint an additional director or by a vote of shareholders. See “— Directors — Election/Appointment” below for information regarding the Founder Entity’s right to nominate and have appointed up to three directors.

The Acuren Delaware bylaws will provide that directors are elected by majority of the votes cast (rather than the plurality of votes otherwise provided by Delaware law), and in contested elections, by plurality of the votes cast. All other matters submitted to stockholders will be decided by the affirmative vote of a majority of the votes cast with respect to such matter unless otherwise specified by the Acuren Delaware certificate of incorporation or bylaws, Delaware law or the rules or regulations of an exchange upon which the securities of Acuren Delaware are listed.

Redemption of Shares; Treasury Shares	Shares may be repurchased as determined by the board subject to shareholder consent and the solvency restrictions of BVI law. There are no capital limitations in the BVI Companies Act.

Pursuant to Delaware law, shares may be repurchased or otherwise acquired, subject to the surplus and solvency restrictions of Delaware law, and except that shares subject to redemption at the option of Acuren Delaware may not be repurchased at a price which exceeds the price at which they could then be redeemed.

	Acuren BVI may hold or sell treasury shares.	Pursuant to Delaware law, Acuren Delaware may hold or sell treasury shares (other than shares of Series A Preferred Stock).

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Provision	Acuren BVI	Acuren Delaware
Shareholder/Stockholder Written Consent

Pursuant to British Virgin Islands law, any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by a majority of the shareholders entitled to vote if permitted by the articles of association. The Acuren BVI Articles provide for such consent in writing.

The Acuren Delaware certificate of incorporation will provide that, except for actions required or permitted to be taken at any meeting of the holders of the Series A Preferred Stock, no action that is required or permitted to be taken by stockholders at a meeting may be effected by written consent in lieu of a meeting.

Notice Requirements for Shareholder/Stockholder Nominations and Other Proposals	To bring a matter before a meeting or to nominate a candidate for director, 10 days’ written notice must be given by Acuren BVI to the shareholders.

As permitted (but not required) by Delaware law, the Acuren Delaware bylaws will provide that, in general, to bring a matter before an annual meeting of stockholders or to nominate a candidate for election as a director, a stockholder must give notice of the proposed matter or nomination not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. The Acuren Delaware bylaws will provide that in the event the date of the annual meeting of stockholders is more than 30 days before or more than 70 days after such anniversary date, such stockholder notice must be delivered not less than 90 days and not more than 120 days prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Acuren Delaware.

Meeting of Shareholders/ Stockholders — Notice

BVI Companies Act permits as few as 7 days’ notice of meetings of shareholders to be provided to shareholders. Under the Acuren BVI Articles, not less than 10 days’ notice is required; no maximum limit.

As required by Delaware law, the Acuren Delaware bylaws will require not less than 10 days’ nor more than 60 days’ notice of a meeting of stockholders to be provided to stockholders, unless Delaware law provides for a different period.

Meeting of Shareholders/ Stockholders — Call of Meeting

Meetings of shareholders may be called by the directors and shall be called by the directors upon requisition by shareholders holding 30 percent of the voting rights in respect of the matter for which the meeting is requested. Pursuant to the Acuren BVI Articles, a meeting of the shareholders may be called by shorter notice if shareholders holding at least 90% of total voting rights on all matters to be considered at the meeting have waived notice of the meeting.

The Acuren Delaware bylaws will provide that annual meetings of stockholders are designated by the board of directors. The Acuren Delaware certificate of incorporation and bylaws will provide that special meetings of stockholders may be called only by the board of directors or the chief executive officer.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Provision	Acuren BVI	Acuren Delaware
Meeting of Shareholders/ Stockholders — Quorum

Pursuant to British Virgin Islands law, a quorum for a meeting of shareholders is as designated in the memorandum and articles of association. A quorum for a meeting of shareholders is designated in the Acuren BVI Articles as one shareholder. Meetings of shareholders may be adjourned for such time as directors determine.

Pursuant to Delaware law, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum at a meeting of stockholders, but in no event may a quorum consist of less than one-third of shares entitled to vote at a meeting of stockholders.

Under the Acuren Delaware bylaws, the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at meeting of stockholders will be required to constitute a quorum. Also under the Acuren Delaware bylaws, if a quorum is absent at a meeting of stockholders, the stockholders present, by a majority in voting power thereof, will be able to adjourn the meeting. The person presiding at a meeting of stockholders will also be able to adjourn a meeting of stockholders under the Acuren Delaware bylaws. Notice will not need to be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person or by proxy and vote at such adjourned meeting are announced at the meeting from which the adjournment is taken. If the adjournment is for more than thirty days, however, a notice of the adjourned meeting will be required to be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for the stockholders entitled to vote is fixed for the adjourned meeting, the Acuren Delaware board of directors will be required to fix a new record date for notice of the adjourned meeting and give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Provision	Acuren BVI	Acuren Delaware
Meeting of Shareholders/ Stockholders — Record Date	The record date for determining the shareholders entitled to vote at a meeting of shareholders is as fixed by the directors.

Pursuant to Delaware law, the record date for determining the stockholders entitled to notice of any meeting of stockholders will be as fixed by the board of directors, but may not precede the date on which the resolution fixing the record date is adopted by the board of directors and may not be more than 60 days nor less than 10 days before the date of such meeting of stockholders. If the board of directors so fixes a date, such date will also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting will be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining the stockholders entitled to notice of and to vote at a meeting of stockholders will be the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

Directors — Election/Appointment

Directors are elected by the shareholders as entitled by their terms, including the holders of ordinary shares. Directors may also appoint a director to fill vacancy or as an additional director.

In addition, pursuant to the Acuren BVI Articles, for so long as the initial holder holds 20% or more of the Founder Preferred Shares, such holder will be entitled to nominate, and the directors will be required to appoint, up to three persons as director, and such holder may cause any director so nominated to be removed and replaced.

Directors of Acuren Delaware will be elected annually by the stockholders entitled to vote, including by the holders of Acuren Delaware common stock and the holders of Series A Preferred Stock (and any other series of preferred stock then outstanding and so entitled to vote), voting together as a single class.

Directors—Term	The term of Acuren BVI directors is fixed by resolution of shareholders or directors; if no term is fixed at appointment, the director serves indefinitely.	Directors of Acuren Delaware will serve for annual terms.
Directors — Removal	Acuren BVI directors may be removed by resolution of the shareholders or a resolution of directors.

Pursuant to Delaware law and the Acuren Delaware certificate of incorporation, except for removal without cause of any directors elected by the holders of any series of Preferred Stock then outstanding, directors may be removed by the stockholders, with or without cause, solely by the affirmative vote of the holders of at least a majority in voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Provision	Acuren BVI	Acuren Delaware
Directors — Vacancy

Vacancies and new directorships may be filled by a majority vote of shareholders or a majority of the directors, subject to the designation rights of the holder of Founder Preferred Share under the Acuren BVI Articles.

Under Acuren Delaware’s certificate of incorporation and bylaws, subject to the rights of any series of preferred stock, vacancies and newly created directorships will be filled solely by majority of directors then in office although less than a quorum or the sole remaining director.

Directors — Number

Board must consist of at least one director. Maximum number of directors can be changed by amendment to the Acuren BVI Articles. The Acuren BVI Articles provide that there shall be not less than one director, with no maximum.

Under Delaware law, the number of directors is fixed by or in the manner provided in the bylaws unless fixed by the certificate of incorporation and if fixed by the certificate of incorporation, the number may be changed only by amendment to the certificate of incorporation. The Acuren Delaware bylaws will provide that the number of directors (not less than one) will be determined by resolution of the Acuren Delaware board of directors. The Acuren Delaware certificate of incorporation will provide that, during any period when holders of Preferred Stock have a righty to elect one or more directors, the total authorized number of directors shall be increased by such directors.

Directors — Quorum and Vote Requirements	A quorum of directors is as fixed by the directors with a minimum of two, except if there is only one director then a quorum will be one.

As permitted by Delaware law, the Acuren Delaware bylaws will provide that the presence of the directors entitled to cast a majority of the votes of the whole Acuren Delaware board of directors constitutes a quorum.

A resolution of directors may be effected at a meeting of the directors by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.

Except where applicable law or the Acuren Delaware certificate of incorporation or bylaws otherwise provide, a majority of the votes cast by the directors present at a meeting at which there is a quorum will constitute action by the Acuren Delaware board of directors.

Directors — Managing Director	Provision for the board to select one or more officers to be managing director.	Not applicable.
Director — Alternates

Directors may appoint another director or person to attend and vote in his place at any meeting of the directors and perform the duties and functions and exercise the rights of such appointing director.

Under Delaware law, directors may not act by proxy.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Provision	Acuren BVI	Acuren Delaware
Directors and Officers — Fiduciary Duties

In summary, under British Virgin Islands law, directors and officers owe the following fiduciary duties:

•   Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;

•   Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•   Directors should not improperly fetter the exercise of future discretion;

•   Duty to exercise powers fairly as between different groups of shareholders;

•   Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and

•   Duty to exercise independent judgment.

Under Delaware law:

•   Directors and officers must act in good faith, with due care, and in the best interest of the corporation and all of its stockholders.

•   Directors and officers must refrain from self-dealing, usurping corporate opportunities not renounced in accordance with Delaware law, and receiving improper personal benefits.

•   Decisions made by independent and directors on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and all of its stockholders will be protected by the “business judgment rule.”

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as “a reasonably diligent person” having both:

•   the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and

•   the general knowledge, skill and experience that that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of his position. However, in some instances, a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles or alternatively by shareholder approval at general meetings.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Provision	Acuren BVI	Acuren Delaware
Director — Indemnification; Indemnification Insurance	A summary of indemnification of officers and directors under the BVI Companies Act and the Acuren BVI Articles is discussed below following this table of comparison.	A summary of indemnification of officers and directors under Delaware law, the Acuren Delaware bylaws and director indemnification agreements is discussed below following this table of comparison.
	A British Virgin Islands company may purchase insurance in relation to any person who is or was a director or officer of the company, including a liquidator of the company.	A Delaware corporation may purchase insurance in relation to any person who is or was a director or officer of the corporation.
Sale of Assets

Under the BVI Companies Act, the sale of more than 50% of the assets of the company not otherwise in the ordinary course of business requires approval by a majority of the ordinary shares at a meeting at which a quorum is present (a quorum being 50% of the votes of the outstanding voting shares), unless disapplied. The Acuren BVI Articles disapply this requirement.

Pursuant to Delaware law, the sale of all or substantially all the assets of Acuren Delaware (other than under certain circumstances related to the sale of assets securing a mortgage or pledged to a secured party) requires approval by the Acuren Delaware board of directors and the stockholders holding at least a majority of the outstanding shares of stock entitled to vote thereon.

Compulsory Acquisition

Under the BVI Companies Act, subject to any limitations in a company’s memorandum and articles, shareholders holding 90% of the votes of the outstanding shares entitled to vote, and shareholders holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining shareholders.

Under Delaware law, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of voting stock of another corporation that, absent such law, would be entitled to vote on such merger, may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Secretary of State of the State of Delaware a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority stockholders of the subsidiary corporation party to the merger will have appraisal rights.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Provision	Acuren BVI	Acuren Delaware
Dissolution/Winding Up

Under BVI law, a company may be wound up by resolution of directors in limited circumstances, including if permitted under the memorandum or articles, or by resolution of members. The Acuren BVI Articles permit winding up by resolution of directors where the company is a dormant company, or in connection with an acquisition (including the Acuren Acquisition).

Under Delaware law, the dissolution of a corporation requires either (1) the approval of the board of directors and at least a majority of the outstanding stock entitled to vote thereon or (2) the approval of all of the stockholders entitled to vote thereon.

Dissenters’/Appraisal Rights	A stockholder may dissent and obtain fair value of shares in connection with certain mergers and consolidations.	A stockholder may dissent and obtain fair value of shares in connection with certain mergers, consolidations, conversions, domestications, transfers, and continuances.
Shareholders’/ Stockholders’ Derivative Actions

Generally speaking, the company is the proper plaintiff in any action. Derivative actions brought by one or more of the registered shareholders may only be brought with the leave of the Supreme Court where the following circumstances apply:

•   Those who control the company have refused a request by the shareholders to move the company to bring the action;

•   Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);

•   a company is acting or proposing to act illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   the individual rights of the plaintiff shareholder have been infringed or are about to be infringed.

Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

Pursuant to Delaware law, in any derivative suit instituted by a stockholder of a corporation, it must be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which the stockholder complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Pursuant to Delaware law, the complaint must set forth with particularity the efforts of the plaintiff to obtain action by the board of directors (“demand refusal”) or the reasons for not making such effort (“demand excusal”).

Such action may not be dismissed or compromised without the approval of the court.

In general, the stockholder instituting the derivative suit must maintain stock ownership through the pendency of the derivative suit.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Provision	Acuren BVI	Acuren Delaware
Anti-Takeover Provisions	Not applicable.

Delaware law generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and other transactions resulting in financial benefit to an “interested stockholder”, with an “interested stockholder” who directly or indirectly beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•   the business combination or the transaction which caused the person or entity to become an interested stockholder is approved by the board of directors prior to the business combination or the transaction;

•   upon the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder “owns” at least 85% of the “voting stock” of the corporation not including (a) shares “owned” by officers and directors and (b) shares “owned” by employee benefit plans under certain circumstances; or

•   at or after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding “voting stock”, excluding voting stock “owned” by the interested stockholder.

A Delaware corporation may elect not to be governed by this Delaware law by provision of its initial certificate of incorporation. Acuren Delaware will not make such an election in the Acuren Delaware certificate of incorporation.

Indemnification of Directors and Officers

The Acuren BVI Articles provide that Acuren BVI may indemnify any person who is or was a director or who is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another entity, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. A person may be indemnified only if he or she acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. The decision of the Acuren BVI board of directors as to whether the director or officer acted honestly and in good faith with a view to Acuren BVI’s best interests and as to whether the director or officer had no reasonable cause to believe that his or her conduct

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

was unlawful, is in the absence of fraud sufficient for the purpose of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful.

Under the DGCL, a Delaware corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director or officer. Such a provision may not eliminate or limit the liability of (a) a director or officer for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) transactions from which such director or officer derived an improper personal benefit; (b) a director for the willful or negligent payment of unlawful dividends or purchases or redemptions of shares of stock; or (c) an officer in any action by or in the right of the corporation. The Acuren Delaware certificate of incorporation will include a provision providing that directors of Acuren Delaware shall not be liable to Acuren Delaware or its stockholders for monetary damages for breach of fiduciary duty, except to the extent such exemption or limitation is not permitted by the DGCL.

The DGCL also provides that a Delaware corporation has the power to indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee of another entity, against reasonable expenses (including attorneys’ fees) and, in actions or suits not brought by or in the right of the corporation, judgments, fines and amounts paid in settlement, in each case, actually and reasonably incurred in connection with such action, suit or proceeding, but only if such person acted in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may not be made if such person is adjudged liable to the corporation (unless otherwise determined by the court in which such action, suit or proceeding was brought or the Delaware Court of Chancery). In addition, under Delaware law, to the extent that a present or former director or officer of a Delaware corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by him or her. Furthermore, under Delaware law, a Delaware corporation is permitted to maintain directors’ and officers’ insurance.

The Acuren Delaware bylaws will require Acuren Delaware to indemnify any person who is or was a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding described above by reason of the fact that such person is or was a director of Acuren Delaware or, while a director or officer of Acuren Delaware, is or was serving at the request of Acuren Delaware as a director, officer, employee or agent of another entity, to the fullest extent permitted by law. Acuren Delaware’s bylaws also will require Acuren Delaware to pay the legal expenses (including attorneys’ fees) of any such person in defending any such action, suit or proceeding in advance of its final disposition subject, in the case of present directors and officers, to the provision by such director or officer of an undertaking to repay the amounts advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under the Acuren Delaware bylaws or otherwise.

Delaware Anti-Takeover Laws and the New Acuren Delaware Certificate of Incorporation and Bylaws

Delaware law and the Acuren Delaware certificate of incorporation and bylaws will contain provisions that may prevent or discourage a third party from acquiring Acuren Delaware, even if the acquisition would be beneficial to its stockholders.

Upon effectiveness of the Domestication and pursuant to the Acuren Delaware certificate of incorporation, the board of directors of Acuren Delaware will have the authority to create one or more series of preferred stock of Acuren Delaware (in addition to the Series A Preferred Stock) and to fix the designations and the powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of shares of such new series of preferred stock of Acuren Delaware and to issue shares of such series without a stockholder vote, which could be used to dilute the ownership of a hostile acquiror.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Upon the effectiveness of the Domestication and pursuant to the Acuren Delaware certificate of incorporation, the Acuren Delaware board of directors will have the power to amend the bylaws of Acuren Delaware, which may allow Acuren Delaware’s board of directors to take certain actions to prevent an unsolicited takeover.

Upon effectiveness of the Domestication, Acuren Delaware will also be subject to Delaware law prohibiting Acuren Delaware from engaging in any “business combination” with an “interested stockholder” for a period of three years subsequent to the time that the stockholder became an interested stockholder unless:

•        prior to such time, the Acuren Delaware’s board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;

•        upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding “voting stock” (with certain exclusions); or

•        at or after the person becomes an interested stockholder, the business combination is approved by the Acuren Delaware board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of Acuren Delaware not owned by the interested stockholder.

For purposes of Delaware law, an “interested stockholder” generally is defined as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) directly or indirectly beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated or associated with such entity or person.

For purposes of Delaware law, a “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. This Delaware law could prohibit or delay mergers or other takeover or change of control attempts with respect to Acuren Delaware and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders of Acuren Delaware.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section describes the material U.S. federal income tax consequences of (A) the Domestication to a U.S. Holder (as defined below) of Acuren BVI ordinary shares and (B) the ownership and disposition of shares of Acuren Delaware common stock after the Domestication by a non-U.S. Holder (as defined below). This section applies only to holders that hold Acuren BVI ordinary shares or Acuren Delaware common stock, as applicable, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of its personal investment circumstances or status, nor does it address tax considerations applicable to a holder that is a member of a special class of holders subject to special rules, including:

•        a broker or dealer in securities;

•        a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•        a tax-exempt organization, qualified retirement plan, individual retirement account or other tax deferred account;

•        a financial institution, underwriter, insurance company, real estate investment trust or regulated investment company;

•        a person liable for alternative minimum tax;

•        a U.S. expatriate or former long-term resident of the United States;

•        a person that owns (directly, indirectly, or by attribution) 10% or more (by vote or value) of Acuren BVI ordinary shares or Acuren Delaware common stock (except as specifically provided below);

•        a partnership or other pass-through entity for U.S. federal income tax purposes, or a beneficial owner of a partnership or other pass-through entity;

•        a person that holds Acuren BVI ordinary shares or Acuren Delaware common stock as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•        a person that is required to accelerate the recognition of any item of gross income with respect to the Acuren BVI ordinary shares or Acuren Delaware common stock as a result of such income being recognized on an applicable financial statement;

•        a U.S. holder whose functional currency is not the U.S. dollar;

•        a person that received Acuren BVI ordinary shares or Acuren Delaware common stock as compensation for services;

•        a controlled foreign corporation; or

•        a passive foreign investment company.

This section is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the U.S. Internal Revenue Service (“IRS”) and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Domestication. The Domestication will be effected in part under the applicable provisions of British Virgin Islands law which are not identical to analogous provisions of U.S. corporate law. There is no assurance that the IRS will not take positions concerning the tax consequences of the Domestication that are different from those discussed below, or that any such different positions would not be sustained by a court.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

If a partnership (including for this purpose any entity or arrangement so characterized for U.S. federal income tax purposes) holds Acuren BVI ordinary shares, the tax treatment of such partnership and a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership.

Partnerships holding Acuren BVI ordinary shares or Acuren Delaware common stock and persons that are treated as partners of such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences of the Domestication and holding or disposing of Acuren BVI ordinary shares or Acuren Delaware common stock.

THE FOLLOWING IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND POSSIBLE DISPOSITION OF ACUREN DELAWARE COMMON STOCK, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

The following describes the material U.S. federal income tax consequences of the Domestication to a U.S. Holder. For purposes of this discussion, a U.S. Holder means a beneficial owner of an Acuren BVI ordinary share that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia);

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Federal Income Tax Characterization of the Domestication

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form, or place of organization of one corporation, however effected.” Pursuant to the Domestication, the Company will change its jurisdiction of incorporation from the British Virgin Islands to Delaware.

In the opinion of Greenberg Traurig, counsel to the Company, the Domestication should qualify as an F Reorganization, subject to the assumptions, qualifications and limitations described herein and in the opinion included as Exhibit 8.1 hereto. An opinion of counsel is not binding on the IRS or any court, and there can be no assurance that the IRS or any court will agree with this position. The Company has not requested a ruling from the IRS with respect to any aspect of the U.S. federal income tax treatment of the Domestication.

If the Domestication qualifies as an F Reorganization, U.S. Holders generally should not recognize taxable gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the headings “Effects of Section 367” and “PFIC Considerations.” The aggregate adjusted tax basis of the Acuren Delaware common stock received in the Domestication by a U.S. Holder should be equal to the adjusted tax basis of the Acuren BVI ordinary shares deemed exchanged therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and the holding period of the Acuren Delaware common stock should include U.S. Holder’s holding period of the Acuren BVI ordinary shares deemed exchanged therefor.

If the Domestication does not qualify as an F Reorganization, it is not clear how the Domestication would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. In such case, the tax consequences of the Domestication to U.S. Holders may depend, among other things, on whether the

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Domestication would otherwise qualify for tax-free treatment under Section 368 or Section 351 of the Code, and U.S. Holders might be required to recognize any gain realized on the deemed exchange of Acuren BVI ordinary shares for Acuren Delaware common stock, although possibly not any loss realized.

Effect of Section 367

Section 367 of the Code applies to certain non-recognition transactions involving foreign (i.e., non-U.S.) corporations, including a domestication of a foreign corporation in an F Reorganization. When it applies, Section 367 imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free.

A. U.S. Holders of 10 Percent or More of Acuren BVI Ordinary Shares

A U.S. Holder who on the date of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Acuren BVI stock entitled to vote or 10% or more of the total value of shares of all classes of Acuren BVI stock (a “U.S. 10% Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Acuren BVI stock it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). A U.S. Holder’s ownership of stock options will be taken into account in determining whether such holder owns 10% or more of the total combined voting power of all classes of Acuren BVI stock entitled to vote or 10% or more of the total value of shares of all classes of Acuren BVI stock. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more (by vote or value) of Acuren BVI stock.

A U.S. 10% Shareholder’s all earnings and profits amount with respect to its Acuren BVI ordinary shares is the net positive earnings and profits of the corporation (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d)(3) provides that all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a U.S. 10% Shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its Acuren BVI ordinary shares. Since the determination of the all earnings and profits amount requires an analysis of the earnings and profits of Acuren BVI since its incorporation, Acuren BVI will engage an independent certified public accounting firm to perform this analysis. Based on its own expectation of its projected earnings and profits through the Domestication, Acuren BVI expects to have cumulative earnings and profits through the date of the Domestication. As a result, depending upon the period in which such a U.S. 10% Shareholder held its Acuren BVI ordinary shares, such U.S. 10% Shareholder would be required to include its earnings and profits amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication. We intend to advise all Acuren BVI shareholders of the results of all earnings and profits analysis by posting the results on our website.

The determination of the Company’s earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of Acuren BVI’s earnings and profits could be greater than expected through the date of the Domestication or could be adjusted as a result of an IRS examination.

B. U.S. Holders That Own Less Than 10 Percent of Acuren BVI Ordinary Shares

A U.S. Holder who on the date of the Domestication beneficially owns (directly, indirectly or constructively) Acuren BVI ordinary shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of Acuren BVI stock entitled to vote and less than 10% or more of the total value of shares of all classes of Acuren BVI stock, may elect to recognize gain with respect to the deemed receipt of Acuren BVI ordinary shares in the Domestication or, in the alternative, recognize the “all earnings and profits” amount as described below.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to the deemed receipt of Acuren BVI ordinary shares in the Domestication. Any such gain should be equal to the excess of the fair market value of the Acuren Delaware common stock received over the U.S. Holder’s adjusted basis in the Acuren BVI ordinary shares deemed to be surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the holder held the Acuren BVI ordinary shares for longer than one year.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Acuren BVI ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the transaction is a Section 367(b) exchange; (ii) a complete description of the transaction, (iii) a description of any stock, securities or other consideration transferred or received in the transaction, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Acuren BVI establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Acuren BVI ordinary shares, and (B) a representation that the U.S. Holder has notified Acuren BVI (or Acuren Delaware) that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations. In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice to Acuren BVI of the election no later than the date such tax return is filed. As mentioned above, we intend to advise all Acuren BVI shareholders of the results of all earnings and profits analysis by posting the results on our website.

Acuren BVI expects to have cumulative earnings and profits through the date of the Domestication. As a result, a U.S. Holder that makes the election described herein would have an all earnings and profits amount with respect to its Acuren BVI ordinary shares, and thus would be required to include that amount in income as a deemed dividend as a result of the Domestication.

The determination of the Company’s earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of Acuren BVI’s earnings and profits could be greater than expected through the date of the Domestication or could be adjusted as a result of an IRS examination.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.

C. U.S. Holders that Own Acuren BVI Ordinary Shares with a Fair Market Value Less Than $50,000

A U.S. Holder who on the date of the Domestication owns (directly, indirectly or constructively) stock of Acuren BVI with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TIMING OF THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(b) IN THE CASE OF THE DOMESTICATION.

PFIC Considerations

In addition to the discussion above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if Acuren BVI is or ever was a PFIC.

A. Definition of a PFIC

In general, Acuren BVI will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the Acuren BVI ordinary shares, (a) at least 75% or more of Acuren BVI’s gross income for the taxable year was passive income or (b) at least 50% or more of the value, determined on the basis of a quarterly average, of Acuren BVI’s assets is attributable to assets that produce or are held to produce passive income. Passive

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

income generally includes dividends, interest, rents and royalties (other than certain rents and royalties that are derived in the active conduct of a trade or business), and gains from the disposition of passive assets. For purposes of these rules, cash generally is considered to be a passive asset.

Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

B. PFIC Status of the Company

While we believe Acuren BVI may be eligible for the start-up exception, the application of such exception is subject to uncertainty and there can be no assurance with respect to Acuren BVI’s status as a PFIC for our current taxable year or any prior taxable year.

C. Effect of PFIC Rules on the Domestication

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f). However, proposed Treasury Regulations under Section 1291(f) have been promulgated and may be applied with a retroactive effective date. If finalized in their current form, those regulations would generally require taxable gain recognition to U.S. Holders of the Acuren BVI ordinary shares on the Domestication if Acuren BVI was classified as a PFIC at any time during such U.S. Holder’s holding period for such shares and the U.S. Holder had not made a QEF Election (as discussed below) for the first taxable year in which the U.S. Holder owned the Acuren BVI ordinary shares and in which Acuren BVI was a PFIC (or, if in a later taxable year, a QEF Election together with a deemed sale election). The tax on any such recognized gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Acuren BVI. Under these “excess distribution” rules:

•        the U.S. Holder’s gain would be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Acuren BVI ordinary shares;

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Acuren BVI was a PFIC, would be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year applicable to the U.S. Holder; and

•        the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

The proposed Treasury Regulations under Section 1291(f) of the Code were proposed before the Code was amended to allow a U.S. person to make a mark-to-market election (as discussed below). Accordingly, it is not clear how these rules would apply to a U.S. Holder who has made such an election.

Any “all earnings and profits amount” included in income by a U.S. Holder under Section 367(b) of the Code as a result of the Acuren Acquisition generally would be treated as gain subject to the PFIC rules. In addition, the proposed Treasury Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 is taxable as provided under Section 367(b). See the discussion above under the caption heading “— Effect of Section 367.”

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

It is not possible to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of Acuren BVI ordinary shares that have not made a timely QEF Election may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication.

D. QEF Election, Deemed Sale Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of Acuren BVI ordinary shares may depend on whether the U.S. Holder has made a timely and effective election to treat Acuren BVI as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Acuren BVI ordinary shares during which Acuren BVI was classified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election together with a deemed sale election. A deemed sale election creates a deemed sale of the U.S. Holder’s Acuren BVI ordinary shares at their then fair market value and requires the U.S. Holder to recognize gain (but not loss) pursuant to the election subject to the special PFIC tax and interest charge rules described above. As a result of any deemed sale election, the U.S. Holder would increase its tax basis in its Acuren BVI ordinary shares to the extent of any gain recognized, but its holding period in its Acuren BVI ordinary shares would remain unchanged for general federal income tax purposes, but such holding period would be restarted for purposes of applying the PFIC excess distribution rules described above. The QEF Election requires the U.S. Holder to include in income its pro rata share of Acuren BVI’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which Acuren BVI’s taxable year ends. If a QEF Election and deemed sale election have been made, the electing U.S. Holder thereafter generally will not be subject to the excess distribution rules described above.

The impact of the PFIC rules on a U.S. Holder of Acuren BVI ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (or are deemed to hold) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Acuren BVI ordinary shares and for which Acuren BVI is classified as a PFIC, such holder generally will not be subject to the excess distribution rules described above. Instead, in general, the U.S. Holder will include as ordinary income for each of the taxable years the excess, if any, of the fair market value of its Acuren BVI ordinary shares at the end of such taxable year over the adjusted basis in its Acuren BVI ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Acuren BVI ordinary shares over the fair market value of its Acuren BVI ordinary shares at the end of such taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Acuren BVI ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Acuren BVI ordinary shares will be treated as ordinary income. As discussed above, it is not clear how the proposed Treasury Regulations under Section 1291(f) of the Code would apply to a U.S. Holder who has made a mark-to-market election.

E. Information Reporting

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 (whether or not a QEF Election or mark-to-market election is made) and such other information as may be required under the Treasury Regulations or other IRS guidance. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding these filing requirements.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated but which may be promulgated with retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisers concerning the impact of these

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

rules on the Domestication, including, without limitation, whether a QEF Election, deemed sale election and/or mark to market election is available with respect to their Acuren BVI ordinary shares and the consequences to them of any such election.

Non-U.S. Holders

We do not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of Acuren BVI ordinary shares. The following describes the material U.S. federal income tax consequences of the ownership and disposition of shares of Acuren Delaware common stock after the Domestication by a non-U.S. Holder. For purposes of this discussion, a non-U.S. Holder means a beneficial owner of Acuren Delaware common stock that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

Distributions

As discussed under the section entitled “Risk Factors” above, Acuren Delaware does not anticipate paying dividends. In the event that Acuren Delaware does make a distribution of cash or property with respect to Acuren Delaware common stock, respectively, any such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from Acuren Delaware’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a non-U.S. Holder generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. Holder generally will be required to provide to Acuren Delaware an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying its entitlement to benefits under the treaty.

The withholding tax does not apply to dividends paid to a non-U.S. Holder that provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to U.S. tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (subject to an applicable income tax-treaty providing otherwise). A corporate non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

If a non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty, the non-U.S. Holder may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If the amount of a distribution paid by Acuren Delaware on a share of Acuren Delaware common stock to a non-U.S. Holder exceeds Acuren Delaware’s current and accumulated earnings and profits, as the case may be, such excess will be treated first as a tax-free return of capital to the extent of the non-U.S. Holder’s adjusted tax basis in such share, and thereafter as capital gain from a sale or other disposition of such share that is taxed as described below under the heading “— Sale or Other Taxable Disposition of Acuren Delaware common stock.”

Sale or Other Taxable Disposition of Acuren Delaware common stock

A non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of a share of Acuren Delaware common stock unless:

(i)     the non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and other requirements are met,

(ii)    the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (in which case, the gain will be subject to U.S. tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (subject to an applicable income tax-treaty providing otherwise) and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) may also apply), or

(iii)   Acuren Delaware is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, and either (A) the Acuren Delaware common stock has ceased to be regularly traded on an established

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

securities market or (B) the non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of Acuren Delaware’s common stock.

Acuren Delaware does not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. However, the determination of whether a corporation is a U.S. real property holding corporation is primarily factual and there can be no assurance whether such facts will change or whether the IRS or a court will agree with our determination.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of Acuren Delaware common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Under the Code and the Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirements, including whether any reporting is required under Section 367(b).

FATCA

Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) impose a 30% withholding tax on payments of U.S.-source dividends (including amounts treated as dividends received pursuant to a redemption of stock or a constructive distribution), and subject to the discussion of certain proposed Treasury Regulations below, on the gross proceeds from a sale, exchange or other taxable disposition of stock (including a redemption treated as a sale), in each case if paid to “foreign financial institutions” (which is broadly defined for this purpose and generally includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, certain non-U.S. Holders may be able to obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Non-U.S. Holders located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders should consult their tax advisers regarding the possible implications of FATCA to the sale, exchange, or other taxable disposition of, or distribution with respect to, the Acuren Delaware common stock.

The IRS has released proposed Treasury Regulations that, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds from the sale, exchange or other taxable disposition of stock (including a redemption treated as a sale). In its preamble to such proposed Treasury Regulations, the IRS stated that taxpayers may generally rely on the proposed Treasury Regulations until final Treasury Regulations are issued.

SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

SECURITIES ACT RESTRICTIONS ON RESALE OF ACUREN DELAWARE COMMON STOCK

At the Effective Time, the outstanding shares of common and preferred stock of Acuren Delaware will have been registered under the Securities Act, and holders of shares of such stock who are not affiliates of the Company may freely resell their stock under the Securities Act. Holders of shares of stock who are affiliates of the Company, however, will not be permitted to resell their shares except pursuant to an effective resale registration statement under the Securities Act or an available exemption from registration under the Securities Act, such as Rule 144 thereunder. In general, Rule 144 will permit an affiliate of the Company to resell shares of stock received in connection with the Domestication only if certain requirements are met. Among other things, the affiliate of the Company may not sell shares of any class (including any shares of that class otherwise acquired) in an amount that, during any three-month period, exceeds 1% of the outstanding shares of that class (or, solely in the case of the common stock, the average weekly trading volume of the stock on the NYSE during the four calendar weeks preceding the filing of the notice referenced below, if greater). In addition, all such resales must be made in unsolicited brokers’ transactions, the Company must have filed all periodic reports it was required to file under the Exchange Act within the year preceding the resale and (depending on the amount being resold), the affiliate of the Company must have filed a notice of sale on Form 144 with the SEC. For this purpose, an “affiliate” of the Company is any person who controls, is controlled by or is under common control with the Company.

Restrictions on the use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination-related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC, which information is included in this registration statement of which this prospectus forms a part, reflecting its status as an entity that is not a shell company.

Upon the closing of the Acuren Acquisition, we are no longer a shell company; accordingly, once the conditions listed above are satisfied, Rule 144 will become available for the resale of any of our restricted securities.

ACCOUNTING TREATMENT OF THE DOMESTICATION

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Acuren BVI as a result of Domestication. The consolidated business, capitalization, assets, liabilities and financial statements of Acuren Delaware immediately following the Domestication will be the same as those of Acuren BVI immediately prior to thereto.

VALIDITY OF THE CAPITAL STOCK

The validity of the shares common stock of Acuren Delaware into which the outstanding Acuren BVI ordinary shares will be converted in connection with the Domestication will be passed upon for Acuren Delaware by Greenberg Traurig.

TAX MATTERS

The U.S. federal income tax consequences of the Domestication have been passed upon by Greenberg Traurig.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

EXPERTS

The financial statements of ASP Acuren as of December 31, 2023 and December 31, 2022 and for each of the two years in the period ended December 31, 2023 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act with respect to the Domestication. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about us and the Domestication, we refer you to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the Registration Statement, each statement about such contract or document being qualified in all respects by such reference.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. Our reports and any other information that we have filed or may in the future file with the SEC are not incorporated by reference into, and do not constitute a part of, this prospectus or the Registration Statement.

You may obtain copies of the information and documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number:

Acuren Corporation

14434 Medical Complex Drive, Suite 100

Tomball, TX 77377

(800) 218-7450

Attention: Michal Grigsby

We will become subject to the full informational requirements of the Exchange Act following effectiveness of the Registration Statement. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

INDEX TO FINANCIAL STATEMENTS

Acuren Corporation f/k/a Admiral Acquisition Limited

ASP Acuren Holdings, Inc. and Subsidiaries

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation

Balance Sheet
As of December 31

	December 31, 2023	December 31, 2022
	US$	US$
	(in thousands, except share and per share amounts)	(in thousands, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	2,098	—
Marketable securities at fair value	553,370	—
Prepayments and other assets	371	—
Total assets	555,839	—

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	95	—
Total current liabilities	95	—

Total liabilities	95	—

Shareholders’ equity
Founder Preferred Shares, no par value; unlimited authorised shares; 1 share issued and outstanding as of December, 31 2022 1,000,000 shares issued and outstanding as of December, 31 2023	—	—
Ordinary Shares, no par value; unlimited authorised shares; Nil shares issued and outstanding as of December, 31 2022 53,975,000 shares issued and outstanding as of December, 31 2023	—	—
Additional paid-in capital (net of costs)	539,275	—
Retained earnings	16,469	—
Total shareholders’ equity	555,744	—
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	555,839	—

The notes on pages F-6 to F-13 form an integral part of these audited financial statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation

Statement of Income
for the years ended December 31, 2023 and December 31, 2022

	For the year ended December 31, 2023	For the year ended December 31, 2022
	US$	US$
	(in thousands, except share and per share amounts)	(in thousands, except share and per share amounts)
Operating expenses:
General and administrative	(1,425)	—
Loss from operations	(1,425)	—

Other income:
Investment income	12,358	—
Unrealised gain on marketable securities at fair value	5,536	—
Total other income	17,894	—

Net income	16,469	—

Basic income per Ordinary Share	0.30	—
Diluted income per Ordinary Share	0.30	—
Weighted average Ordinary Shares outstanding, basic	53,975,000	—
Weighted average Ordinary Shares outstanding, diluted	53,975,000	—

The notes on pages F-6 to F-13 form an integral part of these audited financial statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation

Statement of Stockholders’ Equity
for the years ended December 31, 2023 and December 31, 2022

	Preferred Shares		Ordinary Shares
	No. of Shares	US$	No. of Shares	US$
Balance as of incorporation, December 15, 2022(1)	1	—	—	—
Issue of shares	—	—	—	—
Balance as at December 31, 2022	1	—	—	—

Issue of shares	999,999	—	53,950,000	—
Issue costs	—	—	—	—
Share-based compensation – directors	—	—	25,000	—
Net income	—	—	—	—
Balance as at December 31, 2023	1,000,000	—	53,975,000	—
	Additional paid in capital	Retained earnings	Total equity
	US$	US$	US$
	(in thousands, except share amounts)	(in thousands, except share amounts)	(in thousands, except share amounts)
Balance as of incorporation, December 15, 2022	—	—	—
Issue of shares	—	—	—
Balance as at December 31, 2022	—	—	—

Issue of shares	550,000	—	550,000
Issue costs	(10,975)	—	(10,975)
Share-based compensation – directors	250	—	250
Net income	—	16,469	16,469
Balance as at December 31, 2023	539,275	16,469	555,744

____________

(1)      Share issued at $10.25

The notes on pages F-6 to F-13 form an integral part of these audited financial statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation

Statement of Cash Flows
for the years ended December 31, 2023 and December 31, 2022

	For the year ended December 31, 2023	For the year ended December 31, 2022
	US$	US$
	(in thousands)	(in thousands)
Net income	16,469	—
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized gain on marketable securities	(5,536)	—
Share based payment Changes in operating assets and liabilities:	250
Prepaids and other assets	(371)	—
Accruals	95	—
Net cash provided by operating activities	10,907	—

INVESTING ACTIVITIES:
Purchase of marketable securities – short-term	(1,217,979)	—
Redemption of marketable securities – short-term	670,145	—
Net cash used in investing activities	(547,834)	—

FINANCING ACTIVITIES:
Proceeds from issuance of Founder Preferred Shares and Warrants	10,500	—
Proceeds from issuance of Ordinary Shares and Warrants, gross	539,500	—
Issue costs	(10,975)	—
Net cash provided by financing activities	539,025	—

Net increase in cash and cash equivalents	2,098	—
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	2,098	—
Supplementary information:
Share based payment	250

The notes on pages F-6 to F-13 form an integral part of these audited financial statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation
Notes to the unaudited financial statements
for the years ended December 31, 2023 and December 31, 2022

1.      Organisation

The Company was incorporated with limited liability under the laws of the British Virgin Islands under the BVI Business Companies Act, 2004, on December 15, 2022. The address of the Company’s registered office is Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The Ordinary Shares and Warrants were admitted for trading on the main market of the London Stock Exchange on May 22, 2023. The Company raised gross proceeds of US$539.5 million in its initial public offering (“IPO”), through the placing of ordinary shares of no par value in the capital of the Company (“Ordinary Shares”) (with matching warrants (“Warrants”) to subscribe for Ordinary Shares) issued at a placing price of US$10.00 per Ordinary Share and a further US$10.5 million was raised through the subscription of the founder preferred shares of no par value (“Founder Preferred Shares”) (with Warrants being issued on the basis of one Warrant per Founder Preferred Share) at a price of US$10.50 per Founder Preferred Share, for a potential acquisition of a target company or business (which may be in the form of a merger, capital stock exchange, asset acquisition, stock purchase, scheme of arrangement, reorganization or similar business combination) of an interest in an operating company or business (an “Acquisition”). The Company was admitted to the Official List of the FCA by way of a standard listing and to trading on the main market of the London Stock Exchange on May 22, 2023 (“Admission”). Costs of Admission of US$10.97 million were paid in relation to the IPO, resulting in net proceeds of US$539.03 million.

2.      Summary of Significant Accounting Policies

Basis of preparation

The accompanying financial statements are presented in U.S. dollars rounded to the nearest thousand and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going concern

The financial statements have been prepared on a going concern basis. The Board has assessed the Company’s financial forecasts for the next twelve months and there are adequate financial resources to enable the Company to meet its liabilities as they fall due for a period of at least one year following the date of signature of these financial statements and therefore, the directors are confident that the Company is a going concern and have adopted the going concern basis in the preparation of the financial statements.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company believes that no material credit or market risk exposure exists due to the high quality of the institutions at which cash is held. The Company has US$2.098 million of cash and cash equivalents as of December 31, 2023 (December 31, 2022 : US$:Nil). The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The cash balances may at times exceed the Depositors’ Compensation Scheme (“DCS”) limits.

Investments in Marketable Securities

Marketable securities being instruments with a maturity date of more than three months from transaction date are securities carried at fair value as determined by the most recently traded price of each security at the balance sheet date. All unrealised gains and losses are reported in the statement of income.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation
Notes to the unaudited financial statements
for the years ended December 31, 2023 and December 31, 2022

2.      Summary of significant Accounting Policies (cont.)

Fair Value Measurements

Fair value is determined using the principles of ASC 820, Fair Value Measurement. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritises and defines the inputs to valuation techniques as follows:

•        Level 1 — Observable quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

•        Level 3 — Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

Marketable securities are recorded at fair value. The Company uses the Level 1 fair value hierarchy assumptions to measure the marketable securities as of December 31, 2023. The Company’s cash and cash equivalents and accrued expenses are carried at cost, which approximates fair value due to the short-term nature of these instruments and are considered level 1 securities.

The inputs used to measure the fair value of an asset or a liability are categorised within levels of the fair value hierarchy. The fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the measurement. There have not been any transfers between the levels of the hierarchy for the year ended December 31, 2023.

Share-based Compensation

The Company expenses share-based compensation over the requisite service period of the awards (usually the vesting period) based on the grant date fair value of awards. For share option grants with performance-based milestones, the expense is recorded over the service period after the achievement of the milestone is probable or the performance condition is achieved. The Company estimates the fair value of share option grants using the Black-Scholes option pricing model. An offsetting increase to shareholders’ equity will be recorded equal to the amount of the compensation expense charge. The Company recognises forfeitures as they occur as a reduction of expense. The Company does not have any forfeitures for the year ended December 31, 2023. See Note 4.

Founder Preferred Shares

In connection with the IPO, the Company issued 1,000,000 Founder Preferred Shares at US$10.50 per share to Mariposa Acquisition IX, LLC (the “Founder Entity”) an entity controlled by Sir Martin E. Franklin. The Founder Preferred Shares are not mandatorily redeemable and do not embody an unconditional obligation to settle in a variable number of equity shares. As such, the Founder Preferred Shares are classified as permanent equity in the accompanying balance sheets. The Founder Preferred Shares are not unconditionally redeemable or conditionally puttable by the Holder for cash. The Founder Preferred Shares do not have a par value or stated value and thus the Founder Preferred Shares have been recorded in additional paid-in capital. The Founders Preferred Shares have been accounted for under ASC 718 — Compensation — Stock compensation.

Warrants

The Company has Warrants issued with its Ordinary Shares that were determined to be equity classified in accordance with ASC 815, Derivatives and Hedging and ASC 480, Distinguishing Liabilities from Equity (see Note 4). The Company also issued Warrants with Ordinary Shares issued to non-executive directors for

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation
Notes to the unaudited financial statements
for the years ended December 31, 2023 and December 31, 2022

2.      Summary of significant Accounting Policies (cont.)

compensation, and Warrants issued with the Founder Preferred Shares that were determined to be equity classified in accordance with ASC 718 — Compensation — Stock Compensation. The fair value of the Warrants was recorded as additional paid-in capital on the issuance date, and no further adjustments were made.

Earnings per Share

Basic earnings per ordinary share excludes dilution and is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. The Company has determined that its Founder Preferred Shares are participating securities as the Founder Preferred Shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company used the two-class method of computing earnings per share, for Ordinary Shares and Founder Preferred Shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of Ordinary Shares is allocated on a pro rata basis to the holders of Ordinary and Founder Preferred Shares to the extent that each class may share income for the period; whereas undistributed net loss is allocated to Ordinary Shares because Founder Preferred Shares are not contractually obligated to share the loss.

Income Taxes

Income taxes are recorded in accordance with ASC 740, Accounting for Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognises deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company determines its deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realised. The Company does not have any deferred taxes.

As a British Virgin Islands limited liability company, the Company is not subject to any income, withholding or capital gains taxes.

Comprehensive Income

Comprehensive income is the same as net income for all periods presented.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors as it is the body that makes strategic decisions. The Company only has one operating segment.

Recently Adopted Accounting Pronouncements

For public business entities, the amendments in this update require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments — Credit Losses — Measured at Amortised Cost.

Effective Date: Effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The adoption of this update did not impact the Company’s financial statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation
Notes to the unaudited financial statements
for the years ended December 31, 2023 and December 31, 2022

2.      Summary of significant Accounting Policies (cont.)

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The standard is effective for annual reporting periods beginning after December 15, 2023 with early adoption permitted. The Board is currently assessing the impact that the adoption will have on its financial statements it is not envisaged that this change will be onerous given Company only has one operating segment. The Pronouncement has not been early adopted.

3.      Marketable Securities

Marketable securities are held at fair value, The Company’s investment in marketable securities consists of U.S. Treasury Bills. Investment income is recorded as a realised investment income at the time the investment in U.S. Treasury Bills matures.

The change in the unrealised gains on these investments are included in the Statement of Income. Unrealised gains on the U.S. Treasury Bills are summarised in thousands as follows:

	Cost	Gross Unrealized Gain	Net Unrealized Gain	Fair Value
	US$	US$	US$	US$
As at December 31, 2023
U.S. Treasury Bills Held	547,834	5,536	5,536	553,370
	Cost	Gross Unrealized Gain	Net Unrealized Gain	Fair Value
	US$	US$	US$	US$
As at December 31, 2022
U.S. Treasury Bills Held	—	—	—	—

4.      Shareholders’ Equity

On May 22 2023, the Company’s IPO raised gross proceeds of US$550 million, consisting of US$539.50 million through the placement of Ordinary Shares at US$10.00 per share, and US$10.5 million through the subscription of 1,000,000 Founder Preferred Shares at US$10.50 per share by the Founders through the Founder Entity. Costs of Admission of US$10.97 million were paid in relation to the IPO, resulting in net proceeds of US$539.03 million. In addition, 25,000 Ordinary Shares were issued, in aggregate, to the Independent Non-Founder Directors in lieu of cash totalling a combined value US$0.25 million (See Note 6). Each Ordinary Share and Founder Preferred Share was issued with a Warrant as described below.

Founder Preferred Shares

The Founder Preferred Shares are accounted for under ASC 718 — Compensation — Stock Compensation. After the closing of an Acquisition, and if the Average Price (as defined in the Articles) of the Ordinary Shares is at least US$11.50 per share for any ten consecutive trading days, the holders of the Founder Preferred Shares will be entitled to receive a dividend in the form of Ordinary Shares or cash, at the option of the Company, equal to 20 percent of the appreciation of the market price of ordinary shares issued to Ordinary Shareholders in the IPO. In the first year an Annual Dividend Amount (as defined in the Articles) is payable (if any), the Annual Dividend Amount will be calculated at the end of the calendar year based on the Dividend Price, (as defined below) compared to the initial Ordinary Share offering price of US$10.00 per Ordinary Share. In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated Dividend Price compared to the highest Dividend

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation
Notes to the unaudited financial statements
for the years ended December 31, 2023 and December 31, 2022

4.      Shareholders’ Equity (cont.)

Price previously used in calculating the Annual Dividend Amount. For the purposes of determining the Annual Dividend Amount, the Dividend Price is the Average Price per Ordinary Share for the last ten consecutive trading days in the relevant Dividend Year. Upon the liquidation of the Company, an Annual Dividend Amount shall be payable for the shortened Dividend Year and the holders of Founder Preferred Shares shall have the right to a pro rata share (together with holders of the Ordinary Shares) in the distribution of the surplus assets of the Company.

The Founder Preferred Shares will participate in any dividends on the Ordinary Shares on an as converted basis. In addition, commencing on and after consummation of the Acquisition, where the Company pays a dividend on its Ordinary Shares the Founder Preferred Shares will also receive an amount equal to 20 per cent of the dividend which would be distributable on such number of Ordinary Shares. All such dividends on the Founder Preferred Shares will be paid at the same time as the dividends on the Ordinary Shares. Dividends are paid for the term the Founder Preferred Shares are outstanding.

The Founder Preferred shares will be automatically converted into Ordinary Shares on a one for one basis upon the last day of the tenth full financial year following an Acquisition (the “Conversion”). Each Founder Preferred Share is convertible into one Ordinary Share at the option of the holder until the Conversion. If there is more than one holder of Founder Preferred Shares, a holder of Founder Preferred Shares may exercise its rights independently of any other holder of Founder Preferred Shares.

In accordance with ASC 718 — Compensation — Stock Compensation (“ASC 718”), the Annual Dividend Amount based on the market price of the Company’s Ordinary Shares is akin to a market condition award settled in shares. As the right to the Annual Dividend Amount will only be triggered upon the Acquisition (which is not considered probable until consummated) and accordingly no expense has been recognised. The fair value of the any potential future Annual Dividend amounts to US$72.76 million, which has been measured using a Monte Carlo method which takes into consideration different share price paths. Following are the assumptions used in calculating the issuance date fair value:

Number of securities issued	1,000,000
Vesting period	Immediate
Assumed price upon Acquisition	US$10.00
Probability of winding-up	40.50%
Probability of Acquisition	59.50%
Time to Acquisition	1.17 years
Volatility (post-Acquisition)	46.47%
Risk free interest rate	3.54%

The Founder Preferred Shares carry the same voting rights as are attached to the Ordinary Shares being one vote per Founder Preferred Share. Additionally, the Founder Preferred Shares alone carry the right to vote on any Resolution of Members required, pursuant to BVI law, to approve any matter in connection with an Acquisition, or a merger or consolidation in connection with an Acquisition. Initial Founder Preferred Shareholders, that hold 20 per cent. of the Founder Preferred Shares, can nominate up to three people as directors of the Company.

See Note 6 for details on share based payments the expense of which has not been recognised until the performance condition of vesting on an Acquisition (which is not considered probable until an Acquisition has occurred). The Company’s Acquisition completed on July 30, 2024. Please see Note 9 for subsequent events.

Ordinary shares

In connection with the IPO on May 22, 2023, the Company issued 53,950,000 Ordinary Shares for gross proceeds of US$539.50 million. In conjunction with the IPO, the Company also issued an aggregate of 25,000 Ordinary Shares to the Independent Non-Founder Directors for US$10.00 per share in lieu of their cash directors’ fees for one year. Each Ordinary Share was issued with a Warrant. Ordinary Shares have voting rights and winding-up rights.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation
Notes to the unaudited financial statements
for the years ended December 31, 2023 and December 31, 2022

4.      Shareholders’ Equity (cont.)

Warrants

The Company issued 54,975,000 Warrants to the purchasers of both Ordinary Shares and Founder Preferred Shares (including the 25,000 Warrants that were issued to the Independent Non-Founder Directors in connection with their fees). Each Warrant has a term of 3 years following an Acquisition and entitles a Warrant holder to purchase one-fourth of an Ordinary Share upon exercise. Warrants will be exercisable in multiples of four for one ordinary share at a price of US$11.50 per whole ordinary share. The Warrants are mandatorily redeemable by the Company at a price of US$0.01 should the average market price of an Ordinary Share exceed US$18.00 for 10 consecutive trading days (subject to any prior adjustment in accordance with the terms of the Warrants). The Warrants expire worthless at the end of year 3, if not exercised or redeemed.

5.      Commitments and Contingencies

There were no known or threatened lawsuits or unasserted claims known at the balance sheet date up to date of signing these audited financial statements.

6.      Share-based Compensation

Refer to Note 4 in relation to the Founder Preference Shares and attached Warrants.

On May 22, 2023, the Company issued its Independent Non-Founder Directors an aggregate of 125,000 share options (the “Share Options”) to purchase Ordinary Shares of the Company that vest upon the Acquisition. The Independent Non-Founder Directors are required to have continued service until the time of the Acquisition to vest in the Share Options. The options expire on the 5th anniversary following the Acquisition and have an exercise price of US$11.50 per Ordinary Share (subject to such adjustment as the Directors consider appropriate in accordance with the terms of the Option Deeds). The Share Options have a performance condition of vesting on an Acquisition (which is not considered probable until an Acquisition has occurred). Therefore, in accordance with ASC 718, the fair value of the awards, as determined on the grant date, will be recognised as an expense and an increase of additional paid-in capital upon consummation of an Acquisition.

The following table summarises the share option activity:

	Number of Shares	Weighted Average Exercise Price US$	Aggregate Intrinsic Value US$
Options outstanding at inception and at December 31 2022	—	—	—
Granted	125,000	11.50	—
Options outstanding at 31 December 2023	125,000	11.50	—
Options vested and exercisable	—	—	—

The fair value of each Share Option was estimated at US$1.647 on the grant date using the Black-Scholes option pricing model with the following assumptions for the grant during the period from May 22 2023 to December 31 2023:

Share Price	$10.00
Exercise Price	$11.50
Risk-Free Rate	3.52%
Dividend Yield	—
Post-Acquisition Volatility	46.39%

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation
Notes to the unaudited financial statements
for the years ended December 31, 2023 and December 31, 2022

6.      Share-based Compensation (cont.)

On May 22, 2023, the Company issued 25,000 Ordinary Shares and Warrants, in aggregate, to Independent Non-Founder Directors for their first year’s annual fees in lieu of cash. The US$10.00 per share fair value of the Ordinary Shares and Warrants was based on the price paid by outside shareholders in the equity offering on May 22, 2023 (see Note 4). In accordance with ASC 718, as the Ordinary Shares and related Warrants were fully vested and have a non-substantive service period, the fair value of US$0.25 million was recorded as an expense on the grant date.

7.      Related Parties

During the year ended December 31, 2023, 999,999 (year ended December 31, 2022: 1) Founder Preferred Shares, 8,950,000 (2022: Nil) Ordinary Shares and 9,950,000 (year ended December 31 2022: Nil) Warrants were issued to the Founder Entity. Sir Martin E. Franklin, a Founder and Director, is a beneficial owner and the managing member of the Founder Entity and, as such, may be considered to have beneficial ownership of all the Founder Entity’s interests in the Company. The Founders, in aggregate, hold an indirect pecuniary interest of approximately 69 percent in the Founder Entity. Other Directors were issued 25,000 Ordinary Shares and 25,000 Warrants along with 125,000 Share Options in lieu of directors fees.

Except as set forth herein, there were no other Ordinary Shares, Warrants and options issued to the directors of the Company for the years ended December 31, 2023 and December 31, 2022.

An entity owned by Sir Martin E. Franklin, Mariposa Capital, LLC, earned advisory fees of US$0.21 million (2022: US$ Nil) for the year.

8.      Earnings Per Share

Net income is allocated between the ordinary shares and other participating securities based on their participation rights. The Founder Preferred Shares (see Note 4), represent participating securities. Earnings attributable to Founder Preferred Shares are not included in earnings attributable to Ordinary Shares in calculating earnings per ordinary share. For the year ended December 31, 2023, the Company excluded the Share Options to purchase 125,000 Ordinary Shares from the diluted earnings per ordinary share as the performance condition (see Note 6) for these Share Options was not considered probable until the time of the Acquisition. The Company has also excluded the Warrants in issue from such earnings on the basis they are antidilutive.

The following table sets forth the computation of basic and diluted earnings per ordinary share using the two-class method (see Note 2): The application of the two-class method yields the same dilutive effects applying if-converted to the preferred shares given 1:1 participation:

	For the year ended December 31, 2023	For the year ended December 31, 2022
Numerator:
Net income	$16,469	—
Undistributed earnings for participating preferred stock	(300)	—
Adjusted net earnings	$16,169	—

Denominator:
Weighted average shares outstanding – basic	53,975,000	—
Basic earnings per ordinary share	$0.30	—

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Acuren Corporation
Notes to the unaudited financial statements
for the years ended December 31, 2023 and December 31, 2022

8.      Earnings Per Share (cont.)

	For the year ended December 31, 2023	For the year ended December 31, 2022
Numerator:
Adjusted net earnings	$16,169	—
Undistributed earnings for participating preferred stock	(300)
Undistributed earnings reallocated to participating shares	300	—
Adjusted net earnings	$16,169	—

Denominator:
Weighted average shares outstanding – basic	53,975,000	—
Stock options	—	—
Weighted average EPS Shares outstanding – diluted	53,975,000	—

Diluted earnings per ordinary share	$0.30	—

9.      Subsequent Events

On July 30, 2024, the Company completed its acquisition of ASP Acuren Holdings Inc. (“ASP Acuren”), a market leading provider of critical asset integrity services. In conjunction with the acquisition, the Company changed its name to Acuren Corporation.

The consideration paid at closing for the ASP Acuren plus the related transaction expenses was approximately $1.85 billion in cash. The purchase price and related transaction expenses were funded with a combination of $568.0 million cash on hand, a $775.0 million senior loan facility and an aggregate of $675.0 million of proceeds from the issuance of 58,259,984 ordinary shares at $10.00 per ordinary share to investors and proceeds from an early exercise of 36,710,124 warrants in exchange for 9,177,531 ordinary shares also at $10.00 per ordinary share. Following the closing, the Company’s ordinary shares outstanding total 121,412,515 and warrants outstanding total 18,264,876.

In connection with the closing, the Company entered into the new credit facility pursuant to which the Company incurred a $775.0 million seven-year senior secured term loan under the senior secured term loan facility, which was used to fund a part of the cash portion of the purchase price of ASP Acuren. The Credit Agreement also provides for a $75.0 million five-year senior secured revolving credit facility.

Due to the recent completion of the acquisition, the Company has not yet completed its accounting for the acquisition of ASP Acuren.

The Company has evaluated subsequent events from the balance sheet date through August 12, 2024.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ASP Acuren Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASP Acuren Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), of equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Stamford, Connecticut

August 12, 2024

We have served as the Company’s auditor since 2006.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
(amounts in thousands, except share and per share data)

	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$87,061	$62,585
Accounts receivable, net	230,469	231,208
Prepaid expenses and other current assets	13,608	10,293
Total current assets	331,138	304,086
Property, plant and equipment, net	112,264	134,200
Operating lease right-of-use assets, net	22,441	23,427
Goodwill	511,501	505,401
Intangible assets, net	264,335	299,135
Deferred income tax asset	2,368	1,528
Other assets	15,793	28,952
Total assets	$1,259,840	$1,296,729
Liabilities and Equity
Current liabilities
Accounts payable	$23,206	$20,198
Accrued expenses and other current liabilities	60,345	50,525
Current portion long-term debt	7,280	5,488
Current portion of lease obligations	16,623	16,146
Income taxes payable	4,859	7,541
Total current liabilities	112,313	99,898
Long-term debt, net of current	668,031	555,864
Non-current lease obligations	38,061	37,383
Deferred income tax liability	35,294	57,896
Income taxes payable	15,731	16,715
Other liabilities	10,615	9,709
Total liabilities	880,045	777,465
Commitments and contingencies (Note 17)
Equity
Common stock, $0.01 par value; 5,700,000 shares issued and 5,024,802 shares outstanding	50	50
Treasury stock, 7,769 common shares at cost	(1,029)	(1,029)
Additional paid-in capital	366,327	511,352
Accumulated earnings	15,243	20,871
Accumulated other comprehensive loss	(796)	(11,980)
Total equity	379,795	519,264
Total liabilities and equity	$1,259,840	$1,296,729

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
(amounts in thousands, except share and per share data)

	Year Ended December 31,
	2023	2022
Service revenue	$1,050,914	$927,583
Cost of revenue	891,247	797,415
Gross profit	159,667	130,168
Selling, general and administrative expenses	104,309	96,189
Income from operations	55,358	33,979
Interest expense, net	60,022	24,159
Other expense (income), net	(1,241)	(385)
Gain on bargain purchase	—	(12,503)
Income (loss) before provision for income taxes	(3,423)	22,708
Provision for income taxes	2,205	3,219
Net income (loss)	(5,628)	19,489
Other comprehensive income (loss):
Foreign currency translation adjustments	11,184	(25,168)
Total other comprehensive income (loss)	11,184	(25,168)
Total comprehensive income (loss)	$5,556	$(5,679)

Earnings (loss) per common share
Basic	$(1.12)	$3.88
Diluted	$(1.12)	$3.83
Weighted average common shares outstanding
Basic	5,024,802	5,026,061
Diluted	5,024,802	5,093,724

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Consolidated Statements of Equity
(amounts in thousands, except share and per share data)

	Common Shares	Common Stock	Treasury Stock	Additional Paid-in Capital	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2021	5,027,825	$50	$(276)	$508,525	$1,382	$13,188	$522,869
Share-based compensation expense	—	—	—	2,561	—	—	2,561
Exercise of stock options	659	—	—	66	—	—	66
Capital contributions from stockholder	1,331	—	—	200	—	—	200
Treasury stock repurchased	(5,013)	—	(753)	—	—	—	(753)
Net income	—	—	—	—	19,489	—	19,489
Other comprehensive loss	—	—	—	—	—	(25,168)	(25,168)
Balances at December 31, 2022	5,024,802	50	(1,029)	511,352	20,871	(11,980)	519,264
Dividend	—	—	—	(150,000)	—	—	(150,000)
Share-based compensation expense	—	—	—	4,975	—	—	4,975
Net loss	—	—	—	—	(5,628)	—	(5,628)
Other comprehensive income	—	—	—	—	—	11,184	11,184
Balances at December 31, 2023	5,024,802	$50	$(1,029)	$366,327	$15,243	$(796)	$379,795

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(amounts in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities
Net income (loss)	$(5,628)	$19,489
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for credit losses	1,353	1,325
Depreciation and amortization	94,818	86,436
Noncash lease expense	9,992	8,069
Share-based compensation expense	4,975	2,561
Gain on bargain purchase	—	(12,503)
Amortization of deferred financing costs	3,586	3,249
Fair value adjustments on interest rate derivatives	7,244	(9,069)
Deferred income taxes	(23,442)	(20,370)
Other	(78)	179
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	24	(37,477)
Prepaid expenses and other current assets	(3,243)	2,170
Accounts payable	2,917	(3,503)
Accrued expenses and other current liabilities	9,820	(207)
Income taxes payable	(3,666)	18,686
Operating lease obligations	(9,284)	(5,672)
Other assets and liabilities	6,421	(13,383)
Net cash provided by operating activities	95,809	39,980

Cash flows from investing activities:
Purchases of property, plant and equipment	(22,141)	(23,075)
Proceeds from sale of property, plant and equipment	1,617	978
Acquisition of businesses, net of cash acquired	(6,010)	(45,575)
Net cash used in investing activities	(26,534)	(67,672)

Cash flows from financing activities:
Borrowings under long-term debt	195,000	50,000
Repayments of long-term debt	(81,384)	(5,767)
Payments of debt issuance costs	(2,844)	(72)
Principal payments on finance lease obligations	(9,948)	(7,424)
Dividends paid to stockholder	(150,000)	—
Proceeds from exercise of stock options	—	66
Capital contributions from stockholder	—	200
Treasury stock repurchase	—	(753)
Payments of contingent consideration	—	(285)
Net cash (used in) provided by financing activities	(49,176)	35,965
Net effect of exchange rate fluctuations on cash and cash equivalents	4,377	(5,625)
Net increase in cash and cash equivalents	24,476	2,648

Cash and cash equivalents
Beginning of period	62,585	59,937
End of period	$87,061	$62,585

Supplemental disclosure of cash flow information
Interest paid	$60,355	$35,910
Income taxes paid	$29,761	$17,403

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

1. Summary of Significant Accounting Policies and Practices

Description of Business

ASP Acuren Holdings, Inc. (hereinafter referred to as “we,” “our,” “us,” “Acuren,” and the “Company”), a Delaware corporation, is a leading provider of critical asset integrity services through three interrelated primary offerings; 1) nondestructive testing and inspection (NDT), 2) Rope Access Technician (RAT) solutions, and 3) consulting engineering and lab testing. Acuren operates primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Acuren provides these essential and often compliance-mandated (often at customer locations) services in the industrial space and is focused on the recuring maintenance needs of its customers.

Principles of Consolidation

These consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and the rules and regulations of the Securities and Exchange Commission. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations of companies acquired are included from the date of acquisition.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires that the Company make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Significant items subject to such estimates and assumptions include the carrying amount of acquired property, plant and equipment, intangibles and goodwill, interest rate swap derivatives, stock-based compensation awards, and the estimated liability for certain self-insured risks. As future events and their effects cannot be predicted with precision, actual results could differ significantly from these estimates, which may cause the Company’s future results to be affected.

Business Combinations

The Company accounts for its business combinations under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Certain estimates and judgments are required in the application of the fair value techniques, including estimates of the respective acquisition’s future performance and related cash flows, selection of a discount rate and economic lives, and use of Level 3 measurements. While the Company uses the best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, estimates are inherently uncertain and subject to refinement. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations and Comprehensive Income (Loss).

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited in banks, demand deposits, money market accounts, and highly-liquid short-term investments with an initial term of three months or less.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

1. Summary of Significant Accounting Policies and Practices (cont.)

Accounts Receivables and Allowance for Credit Losses

Accounts receivables are recorded net of an allowance for credit losses and includes invoiced and accrued but unbilled revenue. Unbilled revenue is generally billed in the subsequent quarter. The Company considers unbilled receivables as short-term in nature as they are normally converted to trade receivables within 90 days, thus future changes in economic conditions will not have a significant effect on the credit loss estimate. The Company’s unbilled receivables contain an unconditional right to receive payment and are, therefore, recorded within accounts receivable on the consolidated balance sheet. The Company records an allowance for credit losses for accounts receivable based on management’s expected credit losses. Management’s estimate of expected credit losses is based on its assessment of the business environment, customers’ financial condition, historical collection experience, accounts receivable aging and customer disputes.

Each reporting period, the Company reassesses whether any accounts receivable no longer share similar risk characteristics and should instead be evaluated as part of another pool or on an individual basis. Changes to the allowance for credit losses are adjusted through credit loss expense, which is included within selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The following table presents the allowance for credit losses activity:

	December 31,
	2023	2022
Beginning balances	$1,098	$1,057
Provision	1,353	1,325
Accounts written off	(226)	(1,263)
Foreign currency translation	16	(21)
Ending balances	$2,241	$1,098

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Depreciation and amortization expense on property, plant and equipment is included within cost of revenue or selling, general and administrative expenses based on the nature of the asset. Expenditures for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred. Expenditures that significantly improve or extend the life of an asset are capitalized. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss recorded in income from operations.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price of acquired businesses over the fair value of the underlying net tangible and intangible assets acquired. The Company evaluates the impairment of its goodwill annually or more frequently when events or changes in circumstances indicate that goodwill may be impaired. Goodwill is required to be evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available. The Company has two reporting units, United States and Canada, which align with the Company’s reportable segments.

The Company first assesses qualitatively, step zero, whether it is necessary to perform step one of the annual impairment tests. An entity is required to perform step one if the entity concludes that it is more likely than not that a reporting unit’s fair value is below its carrying amount (that is, a likelihood of more than fifty percent). When step one indicates that the reporting unit’s carrying value exceeds its fair value, an impairment will be recorded.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

1. Summary of Significant Accounting Policies and Practices (cont.)

The Company performs an annual goodwill impairment assessment or more frequently if events or circumstances arise which indicate that goodwill may be impaired. An assessment can be performed by first completing a qualitative assessment on none, some or all of its reporting units. The Company can also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test, and then resume the qualitative assessment in any subsequent period. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the operational environment, or an expectation of selling or disposing of a portion of a reporting unit. Additionally, a significant change in business climate, a loss of a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill associated with one or more reporting units.

If the Company believes that, as a result of its qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. The quantitative test involves comparing the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recorded as a reduction to goodwill with a corresponding change to earnings in the period the goodwill is determined to be impaired. Any goodwill impairment is limited to the total amount of goodwill allocated to that reporting unit. The income tax effect associated with an impairment of tax-deductible goodwill is also considered in the measurement of the goodwill impairment. During the years ended December 31, 2023 and 2022, the Company performed a qualitative analysis. There were no impairment charges in 2023 or 2022.

The Company considers the income and market approaches when estimating the fair values of reporting units which requires significant judgement in evaluating economic and industry trends, estimated future cash flows, discount rates, and other factors.

Intangible assets consisting of customer relationships, technology, tradenames, and noncompete agreements, have been recorded based on their fair value at the date of acquisition and are amortized over their economic useful lives which range from 1 to 15 years. Amortization on other intangibles assets is included within Selling, general, and administrative expense.

Valuation of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and purchased identifiable intangible assets that are subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. No indications of impairment were identified during 2023 or 2022.

Debt Issuance Costs

Debt issuance costs represent the cost of obtaining financing arrangements. Debt issuance costs related to the revolving credit facility were deferred and recorded as an asset and amortized over the term of the revolving credit arrangement using the straight-line method. Debt issuance costs relating to the term loan are recorded as a direct deduction from the carrying amount of the term loan and are amortized over the term of the related financing agreement using the effective interest method.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

1. Summary of Significant Accounting Policies and Practices (cont.)

Earnings Per Share

Basic earnings per share is computed by dividing the Company’s net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing the Company’s net income (loss) by the sum of the weighted average number of shares of common stock outstanding during the period plus the potential dilutive effects of stock options.

The potential dilutive shares of stock options during the period are calculated using the treasury stock method and are excluded from the computation of diluted net income (loss) per common share if their effect is anti-dilutive.

Share-based Compensation

Share-based payments are measured at the grant date, based on the fair value of the award, and are expensed over the requisite service period.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured at the enacted income tax rates expected to apply in the taxable year that the asset or liability is expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of a deferred income tax asset will not be realized. Valuation allowances are provided when management believes, after estimating future taxable income, considering feasible income tax planning opportunities and weighing all facts and circumstances that certain deferred tax assets are not recoverable. The Company evaluates its tax contingencies and recognizes a liability when it believes it is more-likely-than-not that a liability exists.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

The Company records interest expenses and penalties on uncertain tax liabilities in the provision for income taxes.

Currency Translation

Assets and liabilities of subsidiaries with a functional currency other than the U.S. Dollar are translated into U.S. Dollars at the rate of exchange in effect on the balance sheet date; income and expenses are translated monthly at average rates of exchange prevailing during the year.

The Company has foreign currency exposure related to operations in foreign locations. This foreign currency exposure arises from the translation of foreign subsidiaries’ financial statements into U.S. Dollars. Increases and decreases in the value of the U.S. Dollar relative to these foreign currencies have a direct impact on the value in U.S. Dollars of foreign currency denominated assets and liabilities, even if the value of these items has not changed in their original currency.

Translation adjustments are included in foreign currency translation adjustments to arrive at other comprehensive income (loss). Due to the materiality of its international operations, the Company is subject to market risks resulting from fluctuations in foreign currencies.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

1. Summary of Significant Accounting Policies and Practices (cont.)

Derivative Instruments

The Company entered into interest rate swap agreements which are intended to reduce the impact of fluctuations in interest rates on a portion of its variable rate debt. The accounting for changes in the fair value of a derivative depends upon the intended use of the derivative and the resulting designation. The Company has not designated any derivatives as hedging instruments and reports these agreements at fair value with changes in fair value recognized in interest expense, net.

Research and Development

Research and product development costs are expensed as incurred.

Workers Compensation and Self-Insurance

The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews our loss contingencies on an ongoing basis to ensure that the appropriate reserves are recorded on our consolidated balance sheet. These reserves are based on historical experience with claims incurred but not received, estimates and judgments made by the Company, applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. The Company is self-insured for certain losses relating to workers’ compensation and health benefit claims. The Company maintains third-party excess insurance coverage for workers’ compensation and health benefit claims. As of December 31, 2023, and 2022 the Company had accrued approximately $4.3 million and $2.7 million, respectively for workers’ compensation related liabilities. Self-insured losses are accrued when it is probable that an uninsured claim has been incurred but not reported and the amount of the loss can be reasonably estimated at the balance sheet date.

Concentration of Credit Risk

The Company’s interest rate swap agreements contain an element of risk related to the counterparties’ potential inability to meet the terms of the agreement. However, the Company minimizes this risk by limiting the counterparties to a diverse group of highly rated, major domestic financial institutions. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of trade accounts receivable as the Company grants credit terms in the normal course of business to its diverse customer base. To mitigate credit risks, the Company evaluates and monitors the creditworthiness of its customers. Historical bad debt write-offs have not been significant.

As of and for the years ended December 31, 2023 and 2022, no individual customer represented more than 10% of consolidated sales or accounts receivable, and no individual vendor represented more than 10% of purchases or accounts payable.

Recently Adopted Accounting Standards

Leases

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (“Topic 842”), to increase transparency and comparability among organizations related to their leasing arrangements. This comprehensive new standard supersedes existing lease accounting guidance and is intended to increase transparency and comparability among organizations recognizing lease assets representing the right to use an underlying asset (“ROU asset”) and lease liabilities representing the obligation to make lease payments over the lease term, measured on a discounted basis, and requires disclosure of key information about leasing arrangements. Topic 842 retains a distinction between finance leases and operating leases using classification criteria that is substantially similar to the previous lease guidance, with classification affecting the pattern of expense recognition in the statement of operations. The Company adopted Topic 842 on January 1, 2022 using the optional transition method to the modified retrospective approach. Under this transition provision, results for reporting periods beginning on January 1, 2022 are presented under Topic 842.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

1. Summary of Significant Accounting Policies and Practices (cont.)

To reduce the burden of adoption and ongoing compliance with Topic 842, a number of practical expedients and policy elections are available. The Company elected the “package of practical expedients”, which did not require reassessment of whether contracts entered into prior to adoption are or contain leases, and allowed carryforward of the historical lease classification and initial direct costs treatment for existing leases. The Company has not elected the “hindsight” practical expedient, and therefore will measure the ROU asset and lease liability using the remaining portion of the lease term at adoption on January 1, 2022.

The Company made an accounting policy election under Topic 842 not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. For all other leases, the Company recognizes ROU assets and lease liabilities based on the present value of lease payments over the lease term at the commencement date of the lease (or January 1, 2022 for existing leases upon the adoption of Topic 842). The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives.

Future lease payments may include fixed rent escalation clauses or payments that depend on an index (such as the consumer price index). Subsequent changes an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred. Payments for terminating the lease and residual value guarantees are included in the lease payments only when it is probable they will be incurred.

The Company’s leases may include a non-lease component representing additional services transferred to the Company, such as common area maintenance for real estate. The Company made an accounting policy election to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. Non-lease components that are variable in nature are recorded in variable lease expense in the period incurred.

The Company uses an incremental borrowing rate (“IBR”) to determine the present value of lease payments, as the Company’s leases do not have a readily determinable implicit discount rate. The incremental borrowing rate is the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount in a similar economic environment. Judgement is applied in assessing factors such as Company-specific credit risk, lease term, nature and quality of the underlying collateral, currency, and economic environment in determining the incremental borrowing rate to apply to each lease. The Company’s IBR reflects the rate of the parent level as the Company acts as the central treasury function for all it subsidiaries and its collateral quality was considered in aggregate for the IBR. The Company developed IBR curves for all currency denominations of its leases.

Adoption of Topic 842 resulted in the recording of ROU assets and lease liabilities related to the Company’s operating leases of approximately $16.5 million and $16.9 million on January 1, 2022. The adoption of the new lease standard did not materially impact our consolidated net income (loss) or consolidated cash flows and did not result in a cumulative-effect adjustment to the opening balance of accumulated earnings.

Financial Instruments — Credit Losses

On January 1, 2023, the Company adopted Topic 326 Financial Instruments — Credit Losses (“CECL”). CECL affects loans, debt securities, trade receivables, and any other financial asset in which the Company has a contractual right to receive cash. The standard requires the Company to recognize expected credit losses rather than incurred losses on financial assets. The Company evaluates its expected credit losses on accounts receivable based on historical collection experience, on current financial condition of its customers, and on expected future movement in economic drivers that could effect collection. The adoption of CECL did not have a material effect on our Consolidated Financial Statements.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

1. Summary of Significant Accounting Policies and Practices (cont.)

Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, (“ASU 2020-04”). The guidance in ASU 2020-04 and ASU 2021-01, Reference Rate Reform (“Topic 848”): Scope, which was issued in January 2021, provides optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships, subject to meeting certain criteria that reference the London Interbank Offered Rate, (“LIBOR”), or another rate that is expected to be discontinued. The amendments in ASU 2020-04 are effective for all entities as of March 12, 2020 through December 31, 2022. On December 21, 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848) Deferral of the Sunset Date of Topic 848 which defers the sunset date of ASC 848, Reference Rate Reform, from December 31, 2022, to December 31, 2024. We adopted ASU 2020-04 during the year ended December 31, 2022. The adoption of ASU 2020-04 did not have a material impact on our Consolidated Financial Statements.

Accounting Standards Not Yet Adopted

ASU 2023-09

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (“Topic 740”): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. This guidance requires public entities to disclose in their rate reconciliation table additional categories of information about federal, state, and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. ASU 2023-09 is effective to all annual periods beginning after December 15, 2024, and is applied prospectively, while retrospective application is permitted. We are currently evaluating the effect this guidance will have on our income tax disclosures.

ASU 2023-07

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (“Topic 280”): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires enhanced disclosures regarding significant segment expenses and other segment items. The guidance requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective to all fiscal years beginning after December 15, 2023 and for interim periods beginning after December 15, 2024, and is applied retrospectively to all periods presented. We are evaluating the effect this guidance will have on our segment disclosures.

2. Revenue

The majority of the Company’s revenues are derived from providing services on a time and material basis and are short-term in nature. Payments are generally due within 45 days of services unless otherwise noted. There are no warranties, refunds, or other similar obligations. Refer to Note 18 — Segment Reporting for disaggregated revenue information.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in the

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

2. Revenue (cont.)

contracts and is, therefore, not distinct. The Company provides highly integrated and bundled inspection services to its customers. Some contracts have multiple performance obligations, most commonly due to the contract providing for a combination of inspection, engineering or industrial services.

For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation utilizing several different pricing scenarios and is able to discreetly price out each individual component based on its nature and relation to the overall performance obligation.

Contract modifications are not routine in the performance of contracts. Generally, when contracts are modified, the modification is to account for changes in scope to the services that are provided. In most instances, contract modifications reflect either additions or subtractions to previously identified performance obligations and therefore are not considered distinct.

Performance obligations are satisfied over time as work progresses. Revenue is recognized over time based on time and material incurred to date which best portrays the transfer of control to the customer. The Company expects any significant remaining performance obligations to be satisfied within one year.

Contract Balances

The majority of revenue is short-term in nature. From time to time, the Company may enter into long-term contracts, which can range from several months to several years. The Company has many Master Service Agreements (“MSAs”) that specify an overall framework and terms of contract when the Company and customers agree upon services to be provided. The actual contracting to provide services is triggered by a work order, purchase order, or some similar document issued pursuant to an MSA which sets forth the scope of services and/or identifies the products to be provided.

Amounts are generally billed as work progresses in accordance with agreed upon contractual terms, generally at periodic intervals (e.g., weekly, bi-weekly, or monthly). Generally, billing occurs subsequent to revenue recognition, resulting in contract assets.

Service revenues are recognized in the period when services are performed for the customer. For testing equipment sales, revenues are recognized in the period when delivery has occurred. The Company does not recognize revenue on either an installment sale or percentage of completion basis. The Company does not include sales or value added taxes in revenue.

3. Business Combinations

Alloyweld Acquisition

On September 13, 2023, the Company acquired substantially all of the assets of Alloyweld Inspection Co. Inc. (“Alloyweld”) for $6,010 of cash. Alloyweld is a U.S. company that provides nondestructive testing services intended to serve critical industries including aerospace, electronics, medical devices and forensics. The company offers nondestructive testing, welding, brazing and metal finishing services. This acquisition provides the Company with a significant amount of nondestructive testing experience which it can use to broaden its range of services available to customers. The transaction was accounted for under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed. The entire acquired Goodwill balance was allocated to the U.S. reporting unit. There were no significant legal, accounting, or other professional fees related to this purchase. The Company finalized the purchase price allocation for the Alloyweld Acquisition as of December 31, 2023.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

3. Business Combinations (cont.)

The fair values of the assets acquired and liabilities assumed are below:

September 13, 2023
Accounts receivable	$638
Prepaid and other current assets	72
Property, plant and equipment	510
Intangible assets	2,300
Accounts payable	(91)
Net assets acquired	3,429
Goodwill	2,581
Total purchase consideration	$6,010

The amounts of Alloyweld revenue and operating income included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2023, are as follows:

December 31, 2023
Revenue	$1,438
Operating income	421

Versa Acquisition

On November 14, 2022, the Company purchased all the issued and outstanding stock of GBOG Holding Corporation, a U.S. company, and indirectly acquired 100% of the outstanding stock of its subsidiary, Versa Integrity Group, Inc. (collectively, “Versa”) for consideration of $39,928, which is net of cash acquired of $3,430 included on Versa’s balance sheet prior to closing. Versa is a leading provider of engineering, materials testing and analysis, and technology development. The Versa acquisition will enhance the Company’s service offering by delivering turnkey comprehensive integrity management solutions to the Company’s customers, particularly across the Midstream and Pipeline Integrity markets. The transaction was accounted for under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed. There were no significant legal, accounting, or other professional fees related to this purchase.

The fair value of the identifiable assets acquired and liabilities assumed exceeded the fair value of the purchase price of the business. As a result, the Company reassessed the recognition and measurement of identifiable assets acquired and liabilities assumed and concluded that the valuation procedures and resulting measurements were appropriate. As shown below, as part of the acquisition, the company recorded an indemnification asset and a corresponding tax liability of $14,500 refer to Note 13 — Income Taxes for additional information. Accordingly, the acquisition has been accounted for as a bargain purchase and as a result, the Company recognized a gain of $12,503 associated with the acquisition for the year ended December 31, 2022. The Company believes the bargain purchase gain was primarily the result of the sellers’ desire to exit quickly due to a slowdown in their business and lingering uncertainty in the business surrounding the COVID-19 pandemic, as well as uncertainty around certain of Versa’s tax positions that were not resolved until the sell was completed. Further, with the Company’s existing infrastructure, scale and expertise, the Company believes it has access to the necessary synergies to allow necessary operational improvements to be implemented more efficiently than the seller.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

3. Business Combinations (cont.)

The fair values of the assets acquired and liabilities assumed are below:

Accounts receivable	$30,156
Prepaids and other current assets	3,273
Property, plant and equipment	15,726
Finance lease right-of-use assets	3,363
Operating lease right-of-use assets	5,030
Intangible assets	5,600
Deferred tax asset	10,915
Indemnification asset	14,500
Other assets	201
Accounts payable	(6,565)
Accrued expenses and other current liabilities	(6,705)
Finance lease obligations	(3,363)
Operating lease obligations	(5,200)
Income tax payable	(14,500)
Net assets acquired	52,431
(Less) bargain purchase gain	(12,503)
Total purchase consideration	$39,928

The amounts of Versa revenue and operating income included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2022, are as follows:

December 31, 2022
Revenue	$12,853
Operating income	(2,690)

Cambridge Acquisition

On March 15, 2022, the Company acquired all the outstanding stock of Cambridge Materials Testing Limited (“Cambridge”), a Canadian company, for $5,647, net of cash acquired. Cambridge is a testing laboratory, operating two modern facilities in southern Ontario, Canada. The acquisition expands the breadth and depth of the Company’s lab testing capabilities, particularly in the aerospace, nuclear, medical, and consumer end markets, while providing Cambridge customers a broader range of services, such as nondestructive testing and field engineering services. The transaction was accounted for under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed. The entire acquired Goodwill balance was allocated to the Canada reporting unit. There were no significant legal, accounting, or other professional fees related to this purchase.

The fair values of the assets acquired and liabilities assumed are below:

March 15, 2022
Accounts receivable	$613
Prepaid and other current assets	84
Property, plant and equipment	3,741
Operating lease right-of-use assets	148
Other assets	213
Accounts payable and accrued expenses	(370)
Operating lease liabilities	(148)
Deferred income tax liabilities	(677)
Net assets acquired	3,604
Goodwill	2,043
Total purchase consideration	$5,647

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

3. Business Combinations (cont.)

The amounts of the Cambridge revenue and earnings included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2022, are as follows:

December 31, 2022
Revenue	$4,765
Operating income	(819)

For each acquisition, the fair value of property, plant and equipment was determined by management using the cost approach. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. The amount is based on the cost to a market participant to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence. Any leases acquired were revalued upon the acquisition date using the income approach. Under the income approach, the fair value of each lease liability was determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.

As part of the Alloyweld and Versa acquisitions, the Company identified intangible assets consisting of customer relationships and tradenames. The fair values of the acquired customer relationships intangible assets were determined using the income approach. Specifically, the Company used the multi-period excess earning method, which utilized the following significant assumptions and inputs: projected financial information, probability of renewal, contributory asset charges, income tax rates, depreciation, and discount rates, resulting in a non-recurring Level 3 fair value measurement. The fair value of the tradename intangible assets was estimated using the relief from royalty method. The relief from royalty method assumes that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class.

For the Alloyweld and Cambridge acquisitions, Goodwill is attributable to the anticipated growth of the acquiree’s market upon implementation of the Company’s business model. The goodwill acquired from both businesses is deductible for tax purposes.

The supplemental pro forma information for each transaction during the year in which the transaction was executed was immaterial and therefore has not been disclosed.

4. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2023	2022
Numerator:
Net income (loss)	$(5,628)	$19,489
Net income (loss) attributable to common shares	$(5,628)	$19,489
Denominator:
Weighted average common shares outstanding – basic	5,024,802	5,026,061
Weighted average common shares outstanding – diluted	5,024,802	5,093,724
Basic earnings (loss) per common share	$(1.12)	$3.88
Diluted earnings (loss) per common share	$(1.12)	$3.83

For the year ended December 31, 2023, 100,413 potential dilutive shares from stock options were excluded from the computation of diluted earnings per share because their effect would be antidilutive due to the Company being in a loss position for the year ended December 31, 2023.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

4. Earnings Per Share (cont.)

The Company had outstanding stock options that were eligible to vest on achievement of certain market thresholds on a change of control. These contingently issuable potential shares are excluded from the computation of basic and diluted earnings per share as the contingency is not met as of the end of each reporting period. These excluded shares are as follows:

	December 31,
	2023	2022
Tranche B Options	186,933	169,843
Tranche C Options	55,872	55,872

5. Accounts Receivables

Accounts receivables consist of the following:

	December 31,
	2023	2022
Accounts receivables	$210,614	$202,014
Unbilled receivables	22,096	30,292
Allowance for credit losses	(2,241)	(1,098)
Total accounts receivables, net	$230,469	$231,208

6. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Useful Life (years)	December 31,
		2023	2022
Land		$5,387	$5,283
Buildings and leasehold improvements	25	20,208	16,199
Computer, software, and office equipment	3 – 5	4,669	4,506
Machinery and equipment	3 – 10	167,261	145,228
Vehicles	5	69,305	60,449
Construction in progress		2,904	7,417
Total property and equipment		269,734	239,082
Accumulated depreciation		(157,470)	(104,882)
Property, plant and equipment, net		$112,264	$134,200

Total depreciation expense for property, plant and equipment for the year ended December 31, 2023, was $55,402, of which $898 was recorded within selling, general and administrative expenses and $54,504 was recorded within cost of revenue on the Consolidated Statements of Operations and Comprehensive Income (Loss). Total depreciation expense for property, plant and equipment for the year ended December 31, 2022, was $47,341, of which $1,204 was recorded withing selling, general and administrative expenses and $46,137 was recorded within cost of revenue on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

7. Goodwill

The changes in the carrying amount of goodwill by segment is shown below:

	US	Canada	Total
Balance at December 31, 2021	$358,855	$156,421	$515,276
Additions	—	2,043	2,043
Measurement period adjustments	(1,672)	—	(1,672)
Currency adjustments	—	(10,246)	(10,246)
Balance at December 31, 2022	357,183	148,218	505,401
Additions	2,581	—	2,581
Measurement period adjustments	—	(127)	(127)
Currency adjustments	—	3,646	3,646
Balance at December 31, 2023	$359,764	$151,737	$511,501

8. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets, net were as follows:

	Weighted Avg. Remaining Life (Years)	2023			2022
		Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Customer relationships	9.2	$266,950	$77,081	$189,869	$262,385	$55,099	$207,286
Technology	3.3	87,017	50,981	36,036	86,202	37,607	48,595
Tradenames	10.7	54,221	16,078	38,143	53,532	10,969	42,563
Non-compete agreements	1.6	1,758	1,471	287	1,717	1,026	691
		$409,946	$145,611	$264,335	$403,836	$104,701	$299,135

The total weighted-average remaining useful life across all of the Company’s intangibles was 8.6 years as of December 31, 2023. Amortization expense for the years ended December 31, 2023, and 2022, was $39,416 and $39,096, respectively, which is recorded in selling, general, and administrative expense on the Consolidated Statements of Operations and Comprehensive Income (Loss). Estimated amortization expense for the five following fiscal years is as follows:

2024	$38,695
2025	37,400
2026	30,703
2027	24,974
2028	24,962
Thereafter	107,601
$264,335

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities balances consists of the following:

	December 31,
	2023	2022
Accrued salaries, wages and related employee benefits	$31,698	$28,893
Accrued trade payables	9,584	3,490
Accrued indirect taxes	4,320	4,229
Accrued sales discounts	4,338	2,310
Insurance accruals	2,965	2,619
Other accrued expenses	7,440	8,984
Total accrued expenses and other current liabilities	$60,345	$50,525

10. Fair Value Measurements

The Company performs fair value measurements by determining the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 —	Unadjusted quoted prices in active markets that are accessible at the measurement dates for identical, unrestricted assets or liabilities.
Level 2 —	Quoted prices for markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 —	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

If the inputs used to measure the financial assets and liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying values of cash and cash equivalents, accounts receivable, other receivables, accounts payable, and accrued expenses approximate their fair values because of their short maturity. The fair value of the Company’s revolving line of credit facilities and long-term debt approximate their carrying value as they are based on current lending rates for similar borrowings, assuming the debt is outstanding through maturity, and considering the collateral. The fair value of the Company’s finance lease obligations approximates their carrying amounts based on anticipated interest rates which management believes would currently be available to the Company for similar issuances of debt.

The fair value of the Company’s interest rate swap agreements are determined using standard pricing models and market-based assumptions for all significant inputs, such as yield curves and quoted spot and forward exchange rates. This fair value measurement is based on inputs that are observable either directly or indirectly and thus represents a Level 2 measurement within the fair value hierarchy.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

11. Debt

Long term debt consisted of the following:

	December 31,
	2023	2022
Term loan	$686,280	$522,663
Revolving credit facility	—	50,000
Less: Debt issuance costs	(10,969)	(11,311)
Total debt	675,311	561,352
Less: Current portion	(7,280)	(5,488)
Long term debt, net of current portion	$668,031	$555,864

Term loan

The Company entered into a credit agreement on December 20, 2019 (“Credit Agreement”). The Credit Agreement provided for a term loan of $430,000 and a revolving credit facility of $75,000. On January 23, 2020, the Credit Agreement was amended, increasing the term loan to $445,000. On November 19, 2021, the Credit Agreement was amended, providing for an additional $100,000 of principal under the term loan. On August 15, 2023, the Credit Agreement was amended, providing an additional $170,000 of principal under the term loan in order to finance a one-time dividend of $150,000. The term loan matures on January 23, 2027. At December 31, 2022, the term loan quarterly principal payments were $1,372, and pursuant to the amendment dated August 15, 2023, quarterly principal payment commencing on September 30, 2023, are $1,820. The Credit Agreement is collateralized by all of the Company’s assets. The Company has the option to borrow up to $20,000 of the aggregate commitment in Canadian dollars. The term loan accrues interest at a variable rate which consists of the base rate, as defined in the agreement, plus a SOFR-based applicable rate, which can vary between 3.0% and 4.5% depending on the type of term loan. At December 31, 2023 and 2022, the interest rates of the term loan were 9.7% and 8.6%, respectively. As of December 31, 2023 and 2022, the balance of the term loan was $686,280 and $522,663, respectively. The term loan is reported net of the deferred financing costs of $10,969 and $11,311 as of December 31, 2023 and 2022, respectively.

Revolving credit facility

In connection with the Versa acquisition (Note 3 — Business Combinations), the Company drew on its revolving credit facility to fund the purchase as well as cover any immediate cash flow needs of Versa. At December 31, 2023 and 2022, the balance of the revolving credit facility was $0 and $50,000, respectively. The revolving credit facility matures on October 23, 2026. The revolving credit facility accrues interest at a variable rate which consists of the base rate, as defined in the agreement, plus a SOFR-based applicable rate, which can vary between 3.0% and 4.5% depending on the net leverage ratio, as defined in the agreement, as well as an unutilized fee of 0.5%. At December 31, 2023 and 2022, interest rates on the revolving credit facility were 9.5% and 8.4%, respectively.

Letters of Credit

At December 31, 2023 and 2022, the Company has issued undrawn letters of credit totaling $5,451 and $5,134, respectively in connection with various current and expiring insurance policy obligations. The letter of credit reduces the amount available under the Credit Agreement and is considered funded debt for purposes of calculating financial covenants. Fees for letters of credit range from 4.0% to 4.5% of the letter of credit amount, depending on the net leverage ratio.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

11. Debt (cont.)

Financial and non-financial covenants

Under the Credit Agreement, the Company is subject to certain financial and nonfinancial covenants, which among other things place restrictions on leverage ratios. In addition, commencing with the year ending December 31, 2020, the Credit Agreement requires mandatory prepayments of the consolidated excess cash flows, as defined in the agreement, should the Company meet certain cash flow targets. For the years ended December 31, 2023, and 2022, the Company was not required to make an excess cash flow payment.

Debt Issuance Costs

For the years ended December 31, 2023, and 2022, the Company paid $2,844 and $72, respectively, for financing costs associated with the term loan and revolving credit facility agreement. Amortization of the debt issuance costs charged to interest expense was $3,586 and $3,248 for the years ended December 31, 2023, and 2022, respectively.

The aggregate maturities of the term loan in each of the next fiscal years are as follows:

2024	$7,280
2025	7,280
2026	7,280
2027	664,440
$686,280

12. Financial Instruments

The Company’s risk management strategy utilizes interest rate swap agreements to mitigate interest rate exposure on its variable rate debt. The Company has not designated these derivatives as hedging instruments and reports these agreements at fair value with unrealized gains and losses recorded within interest expense/income within the Consolidated Statements of Operations and Comprehensive Income and (Loss) in the reporting period in which the unrealized gains and losses occur.

As of December 31, 2023 and 2022, the Company has two interest rate agreements acting collectively as a collar with an interest rate floor of 0% and an interest rate cap of 1.92% intended to mitigate the Company’s exposure to an increase in its variable interest rate above 2.375% related to an initial notional amount of $333,750 of its variable rate debt obligations. If the variable interest rate component exceeds the benchmark amount, the intended effect is to convert the variable interest rate of the notional debt amount to a fixed interest rate. Upon the adoption of ASC 848, Reference Rate Reform for the year ended December 31, 2022, the Company elected certain optional practical expedients, which did not have a material effect on the Company’s consolidated financial statements.

At December 31, 2023 and 2022, the Company recorded the gross value of the interest rate derivatives in the amount of $3,102 and $12,481, respectively, in prepaid expenses and other current assets and other assets, respectively, on its consolidated balance sheets. At December 31, 2023 and 2022 the changes in fair values of outstanding interest rate agreements resulted in a net unrealized (loss) gain of ($7,778) and $9,069, respectively, which is included within interest expense, net. Additionally, during the periods ended December 31, 2023 and 2022 the Company recognized $11,080 and $970 of realized gains, respectively, relating to interest rate instruments in interest expense, net.

On March 23, 2023, the Company renegotiated, in advance, a new instrument commencing on February 29, 2024, acting as a collar of a notional amount of $400,000, with an interest rate floor of 2.2% and an interest rate cap of 5.0% intended to further mitigate the Company’s exposure to increases in its variable interest rates on its term loans. The instrument agreement terminates on February 27, 2026.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

13. Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,
	2023	2022
Current
Federal	$8,231	$5,138
State	2,597	1,988
Foreign	15,130	14,414
Total current tax provision	$25,958	$21,540
Deferred
Federal	(14,922)	(9,275)
State	(2,215)	(1,737)
Foreign	(6,616)	(7,048)
Total deferred tax provision	$(23,753)	$(18,060)
Increase (decrease) in valuation allowance	—	(261)
Net deferred tax provision	(23,753)	(18,321)
Provision for income taxes	$2,205	$3,219

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income as follows:

	Year Ended December 31,
	2023		2022
	Amount	Percent	Amount	Percent
Federal income tax provision at statutory tax rate	$(718)	21%	$4,769	21%
State income taxes, net of federal benefit	316	(9)	553	2%
Foreign tax rate differential	1,097	(32)	889	4%
Permanent differences	504	(15)	87	0%
Meals and entertainment	1,496	(44)	611	3%
Goodwill	(576)	17	(576)	(3)%
Bargain Purchase Gain	—	0	(2,480)	(11)%
Stock compensation	309	(9)	—	0%
State rate deferred benefit	(557)	16	(828)	(4)%
Foreign deferred rate change	40	(1)	33	0%
R&D Credits	—	0	(175)	(1)%
Other	294	(9)	336	2%
Provision for income taxes	$2,205	(65)%	$3,219	13%

Global Intangible Low Taxed Income (“GILTI”) is a tax on income that is earned by certain foreign affiliates owned by a U.S. shareholder. GILTI is generally intended to impose tax on the earnings of a foreign corporation that are deemed to exceed a certain threshold return relative to the underlying business investment. The Company has determined that due to the statutory high tax exception related to foreign earnings, the net impact of GILTI was $0 for the years ended December 31, 2023 and 2022.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

13. Income Taxes (cont.)

Deferred income tax attributes resulting from differences between financial accounting and income tax bases of assets and liabilities are as follows:

	December 31,
	2023	2022
Deferred income tax assets:
Net operating loss carryforward	$11,926	$12,625
Allowance for doubtful accounts	536	281
Accrued expenses	1,832	1,426
IRC Sec 163(j) interest carryforward	15,189	7,636
Deferred share based compensation	3,315	2,577
Other deferred compensation	3	278
Pension and workers compensation	655	429
Accrued vacation	941	862
Foreign tax credit carryovers	625	936
Other tax credits	458	296
Deferred financing and start up costs	643	793
IRC Sec 174 capitalized costs	1,182	693
Gross deferred income tax assets	$37,305	$28,832
Valuation allowance	—	—
Net deferred income tax assets	$37,305	$28,832
Deferred income tax liabilities
Prepaid expenses	(249)	(270)
Property and equipment	(10,967)	(15,269)
Goodwill and other intangibles	(58,457)	(66,839)
Unrealized gains	(558)	(2,822)
Gross deferred income tax liabilities	(70,231)	(85,200)
Net deferred income taxes	$(32,926)	$(56,368)

At December 31, 2023 the Company’s net deferred income tax balance within the consolidated balance sheet consisted of long term deferred tax assets of approximately $2.4 million and long term deferred tax liabilities of approximately $35.3 million. At December 31, 2022, the balance consisted of long term deferred tax assets of approximately $1.5 million and long term deferred tax liabilities of approximately $57.8 million.

At December 31, 2023 and 2022, the Company had U.S. federal income tax net operating losses (“NOLs”) of approximately $48,374 and $40,893, respectively. At December 31, 2023 and 2022, the Company had U.S. state income tax NOLs of approximately $10,792 and $11,094, respectively. The federal NOLs do not expire and the state NOLs will begin to expire in 2030. In addition, the Company had foreign NOLs of approximately $2,301 and $2,194 at December 31, 2023 and 2022, respectively, which will begin to expire in 2037. At December 31, 2022, the Company released a valuation allowance of approximately $261 attributable to Canadian operations. In connection with the 2022 acquisition of Versa, the 2021 acquisition of Premium and the 2020 acquisition of Suspendem, the Company recorded estimated federal NOLs of $36,663, $17,115 and $172, respectively, which are subject to annual utilization limitations under IRC §382 of $1,297, $1,935, and $0, respectively. These NOLs are included in the NOL balances noted above. Management believes that it will realize all deferred tax assets resulting from sufficient future taxable income in the jurisdictions in which it operates.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

13. Income Taxes (cont.)

The Company is subject to ongoing tax examinations and assessments in various jurisdictions. The Company adjusts previously recorded tax expense to reflect examination results, when applicable, and provides for additional tax and related expenses based on probable outcomes of such matters.

For U.S. federal tax purposes, the tax years 2020 and after remain open and subject to examination. For most U.S. state tax purposes, tax years 2019 and after remain open and subject to examination. For Canadian federal tax purposes, tax years 2020 and after remain subject to examination.

The Company has unrecognized tax benefits of $15,183 at December 31, 2023 and 2022. The following table summarized the change in the Company’s unrecognized tax benefits, excluding interest and penalties:

	December 31,
	2023	2022
Balance, beginning of year	$15,183	$674
Additions for tax positions related to the current year	—	—
Additions for tax positions from prior years	—	14,509
Reductions for tax positions from prior years	—	—
Settlement payments	—	—
Statues of limitations expirations	—	—
Translation and other	—	—
Balance, end of year	$15,183	$15,183

At November 14, 2022, the Company recorded a $14,500 unrecognized tax benefit on its balance sheet as long-term tax payable related to the pre-acquisition tax exposures of Versa. The Company is fully indemnified for any future realization of the liability through escrow funding and, as such, has also recorded a long-term asset of $14,500. The amount of unrecognized tax benefits recorded is not anticipated to change significantly in the next 12 months. The company classifies interest and penalties related to unrecognized tax benefits of as a component of income tax expense, which has not been significant during the years ending December 31, 2023, and 2022, respectively.

14. Leases

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. Under Topic 842, a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company leases real estate facilities from unrelated parties under operating lease agreements that have initial terms ranging from 1 to 20 years. The Company also leases vehicles under finance lease agreements with initial terms of four to five years. Many of the Company’s leases include one or more options to renew, generally at our sole discretion, with renewal terms that can extend the lease term up to 5 years. In addition, certain leases contain termination options, where the rights to terminate are held by either the Company, the lessor, or both parties. These options to extend or terminate a lease are included in the lease terms when it is reasonably certain that the Company will exercise that option. The Company’s leases generally do not contain any material restrictive covenants or residual value guarantees that are deemed probably of being owed.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

14. Leases (cont.)

Operating lease cost is recognized on a straight-line basis over the lease term. Finance lease cost is recognized as a combination of the amortization expense for the ROU assets and interest expense for the outstanding lease liabilities, and results in a front-loaded expense pattern over the lease term. The components of lease expense are as follows:

	Year Ended December 31,
	2023	2022
Operating lease cost	$8,813	$7,308
Finance lease cost – amortization of right-of-use assets	10,298	7,715
Finance lease cost – interest on lease liabilities	1,523	836
Variable lease cost	4	8
Total lease cost	$20,638	$15,867

Supplemental cash flow information related to leases is as follows:

	Year Ended December 31,
	2023	2022
Cash paid for amounts included in measurement of lease liabilities:
Operating cash outflows – payments on operating leases	$9,284	$5,672
Operating cash outflows – interest payments on finance leases	1,523	836
Financing cash outflows – principal payments on finance leases	9,948	7,424

Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	$6,949	$12,400
Finance leases	11,049	19,878

Included within ROU assets obtained in exchange for new lease obligations during the year ended December 31, 2022, there were $5.2 million and $3.4 million of operating and financing leases, respectively, which were stepped up to fair value as part of the business acquisitions.

Supplemental balance sheet information related to leases is as follows:

	December 31,
	2023	2022
Operating Leases
Operating lease assets	$22,441	$23,427

Current portion of operating lease obligations	$7,498	$7,422
Non-current operating lease obligations	17,773	18,109
Total operating lease liabilities	$25,271	$25,531
	December 31,
	2023	2022
Finance Leases
Equipment, net	$28,655	$28,060

Finance lease liabilities, current	$9,125	$8,724
Finance lease liabilities, non-current	20,288	19,274
Total finance lease liabilities	$29,413	$27,998

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

14. Leases (cont.)

	December 31,
	2023	2022
Weighted-average remaining lease term (years):
Operating leases	5.25	5.32
Finance leases	3.41	3.60

Weighted-average discount rate:
Operating leases	6.21%	5.00%
Finance leases	5.89%	4.25%

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the balance sheet as of December 31, 2023 is as follows:

December 31,	Operating Leases	Finance Leases
2024	$8,806	$10,566
2025	6,165	9,216
2026	4,251	7,329
2027	3,249	4,179
2028	1,849	1,012
Thereafter	5,360	—
Total lease payments	$29,680	$32,302
Less imputed interest	(4,409)	(2,889)
Total present value of lease liabilities	$25,271	$29,413

15. Employee Benefit Plans

Retirement Plans

The Company provides a 401(k) savings plan for eligible U.S. based employees. Employee contributions are discretionary up to the IRS prescribed limits; however, catch up contributions are allowed for employees 50 years of age or older. The plan provides for discretionary employer matching contributions. The Company expensed $3,074 and $2,713 for the years ended December 31, 2023 and 2022, respectively, for its contributions to this plan which are included in selling, general and administrative expenses.

The Company’s Canadian subsidiaries provide registered retirement savings plans (“RRSP”). Employee and employer matching contributions are discretionary. The Company expensed $1,948 and $1,770 for the years ended December 31, 2023, and 2022, respectively, for its contributions to this plan which are included in selling, general and administrative expenses. The Company provides plans in certain other foreign jurisdictions, however the amounts charged to expense under these plans have not been material for the years ended December 31, 2023 and 2022.

The Company participates in multiemployer retirement plans that provide defined benefits to certain employees covered by unionized collective bargaining agreements. Such plans are generally administered by the local labor representative of the respective union. The Company expensed $368 and $579 for contributions to these plans for the years ended December 31, 2023 and 2022, respectively, on behalf of all its U.S. based unionized employees. The Company’s Canadian operations are inherently highly unionized. The majority of Canadian direct employees belong to the Quality Control Council of Canada (“QCCC”), a union specifically dedicated to NDT professionals. For years ended December 31, 2023 and 2022, the Company made employer contributions to the QCCC pension on behalf of its employees in the amounts of $11,445 and $11,769, respectively. The Company’s U.S. contributions are less than 5% of the total contributions in each plan it participates in. The Company is one

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

15. Employee Benefit Plans (cont.)

of 87 participating employers in the QCCC. The Company’s percentage of contributions to the plan is not readily available public information. The future cost of these plans is dependent on several factors including the funded status of the plans and the ability of the participating employers to meet their ongoing funding obligations. If the Company voluntarily withdraws or is deemed to partially withdraw, or there is a mass employer withdrawal from the plan, the Company would be obligated to pay additional contributions for its proportionate share of the unfunded vested liability at that time.

Long-Term Incentive Plans

The Company maintains a long-term management incentive bonus plan for select executives and management personnel who are in positions to significantly contribute to operating results. Annual financial goals are established for share awards. Awards are granted in the form of phantom shares subject to service vesting. Phantom shareholders are entitled to a cash payment calculated by multiplying the number of shares awarded by the phantom share value on the vesting date. Payments are in cash only and paid in two installments. The first installment of 50% is paid on the vesting date first anniversary and the second installment of 50% is paid on the vesting date second anniversary. Awards generally vest in three years. The phantom share value is calculated based on a plan defined formula. There were 221 and 345 phantom shares awarded and outstanding at December 31, 2023 and 2022, respectively; of which 176 and 305, respectively, were vested. The Company has recorded $1,323 and $2,011 for its long-term management incentive bonus plan liability in other long-term liabilities on the consolidated balance sheets as of December 31, 2023 and 2022, respectively.

16. Share-Based Compensation

Stock Option Plans and Stock Grants

Effective December 20, 2019, the Company approved an equity compensation plan to provide for certain employees, (collectively “Eligible Participants”), the ability to participate in an equity compensation plan (the “Stock Compensation Plan”) under which the Eligible Participants could be granted time-based vesting options (the “Tranche A Options”), and performance-based vesting options (the “Tranche B & C Options”) exercisable for common stock of the Company. The Tranche A Options vest twenty percent on each of the first five anniversaries of the grant date (graded vesting) with a contractual term of up to ten years. Share-based compensation expense for the Tranche A Options is recognized on a straight-line basis over the five-year vesting period from the date of issuance, unless accelerated by certain specific transactions or events or reduced by forfeitures. The Tranche B & C Options vest upon a liquidity event and achievement of a certain multiple of investment capital (“MOIC”). The term of each option may be up to ten years from the grant date. The maximum aggregate number of shares reserved for issuance pursuant to the Stock Compensation Plan is 668,982.

As discussed in Note 11 — Debt, on August 15, 2023, the Company amended its credit facility to provide for an incremental term loan in the amount of $170,000. Net proceeds from the credit facility were primarily used to fund a one-time cash dividend of $150,000 to all common stockholders of the Company (“August 2023 Dividend”) in an amount of $29.85 per unit of common stock.

The one-time cash dividend represented an equity restructuring which required modifications to the Company’s option grants per the mandatory antidilution provision within the Stock Compensation Plan. In connection with the August 2023 Dividend, for the holders based in the US, the Company paid a one-time cash advance of $29.85 per Tranche A vested option resulting in an aggregate payment of $1,658 and reduced the exercise price of all unvested stock options (Tranche A, Tranche B and Tranche C) by $29.85 per option. For the vested U.S. based Tranche A options, the Company calculated a “blended” strike price, based on the weighted average of (1) the old strike price applicable to vested shares and (2) the new, reduced strike price applicable to unvested shares. For the holders based in Canada, the strike price on all vested and unvested stock options (Tranche A, Tranche B and Tranche C) was reduced

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

16. Share-Based Compensation (cont.)

in an amount equal to the dividend paid on common shares as no cash advance was paid. Further, an additional bonus of $3.34 per Tranche A option (both vested and unvested) was paid to all grantees resulting in an aggregate payment of $1,012 based on the incremental one-year cost of the dividend.

The Company accounted for the above modifications by comparing the fair value of the award immediately pre and post modification. As a result of the above modifications the Company recognized compensation expense of $1,538 during the year ended December 31, 2023 which is included in selling, general, and administrative expense.

The Company uses the Black-Scholes option pricing model for determining the fair value of Tranche A option grants. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, the risk-free interest rate, and expected dividends. The Company uses a Monte Carlo valuation model to determine the fair value of the Tranche B and Tranche C option grants. The determination of the fair value of share-based payment awards utilizing the Monte Carlo model is affected by a number of assumptions, including expected volatility, the risk-free interest rate, and expected dividends. The Company does not have a history of market prices of the common stock as it is not a public company, and as such, volatility is estimated in accordance with related guidance using historical volatilities of similar public entities. The expected life of the awards is estimated based on the simplified method. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on history and an expectation of the Company paying dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted average fair value of Tranche A options granted in 2023 and 2022 was $71.75 and $60.68 per option, respectively, which was determined using the following assumptions:

	Year Ended December 31,
	2023	2022
Weighted average risk-free interest rate	4.11%	2.61%
Expected dividend yield	0.00%	0.00%
Expected volatility	40.00%	40.00%
Expected life of options (years)	5.0	5.0

Tranche A Options issued and outstanding were as follows:

Time-Vested Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Options outstanding at December 31, 2021	357,551	$103.84
Granted	45,374	155.94
Exercised	(658)	100.00
Forfeited	(49,150)	100.00
Options outstanding at December 31, 2022	353,117	110.58
Granted	38,571	148.82
Exercised	—	—
Forfeited	(8,646)	149.63
Options outstanding at December 31, 2023	383,042	$90.97	6.82
Options exercisable at December 31, 2023	229,458	$79.78	6.31

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock. The aggregate intrinsic value for Tranche A Options outstanding and exercisable as of December 31, 2023 was $38,995 and $25,937 respectively.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

16. Share-Based Compensation (cont.)

The Company recorded $4,975 and $2,561 of stock compensation expense related to Tranche A Options for the year ended December 31, 2023 and 2022, respectively which was included in selling, general, and administrative expense. As of December 31, 2023, there was approximately $7,181 of unrecognized stock compensation expense related to unvested Tranche A Options that is expected to be recognized over a weighted average period of 2.6 years.

Upon exercise, the Company issues new common shares and has no expectation of repurchasing such shares. As of December 31, 2023, 658 stock options issued under the Stock Compensation Plan have been exercised.

Tranche B & C Options issued and outstanding were as follows:

Performance Based Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term
Options outstanding at December 31, 2021	237,164	$102.96
Granted	28,094	157.31
Forfeited	(39,543)	102.35
Options outstanding at December 31, 2022	225,715	109.84
Granted	21,480	148.84
Forfeited	(4,390)	148.87
Options outstanding at December 31, 2023	242,805	$85.37	6.78
Options exercisable at December 31, 2023	—	$—	—

The Company remeasured the fair value of the Tranche B & C Options in August 2023 in connection with their repricing. As a result, the weighted average fair value of the Tranche B & C Options outstanding as of December 31, 2023 is $70.51.

No stock compensation expense was recorded related to Tranche B & C Options for the years ended December 31, 2023, and 2022, as the liquidity event was not probable of occurring as of December 31, 2023. As of December 31, 2023, there was approximately $17,121 of unrecognized stock compensation expense related to unvested Tranche B and C Options.

17. Commitments and Contingencies

Legal Proceedings

The Company is involved in matters that involve various claims which have arisen in the normal course of business. The Company does not believe any liabilities that may arise because of such claims will have a material adverse effect, individually or in the aggregate, on its business, results of operations, cash flow or financial condition.

18. Segment Information

Operating segments are components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the chief executive officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources.

The Company has two operating and reportable segments which are the United States and Canada. The Company has operations in the United Kingdom that are not considered material and are included in the United States reportable segment. Each segment is representative of the operations incurred under the respective geographic territory. Both operating segments provide the same services to a similar base of customers.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

18. Segment Information (cont.)

The CODM reviews financial information presented at the U.S. and Canada level for the purposes of allocating resources and evaluating financial performance. The accounting policies of the reportable segments are the same as those described in Note 1 — Summary of Significant Accounting Policies and Practices. The Company evaluates the performance of its U.S. and Canada segments based primarily on each segment’s revenue and gross profit.

	Year Ended December 31, 2023
	United States	Canada	Corporate and Eliminations	Total
Revenue	$643,847	$410,007	$(2,940)	$1,050,914
Gross profit	92,251	67,416	—	159,667
Depreciation and amortization	60,997	33,821	—	94,818
Total long-lived assets	69,926	42,338	—	112,264
Total assets	743,150	516,690	—	1,259,840
	Year Ended December 31, 2022
	United States	Canada	Corporate and Eliminations	Total
Revenue	$516,055	$415,299	$(3,771)	$927,583
Gross profit	66,227	63,941	—	130,168
Depreciation and amortization	53,236	33,201	—	86,436
Total long-lived assets	87,941	46,259	—	134,200
Total assets	813,785	482,944	—	1,296,729

19. Related Parties

The Company is party to an agreement with American Securities, LLC, a related party, for management consulting services including acquisition planning and evaluation, strategic planning and project management. For the years ended December 31, 2023 and 2022, the Company expensed $3,431 and $3,240, respectively, included in selling, general, and administrative expense in relation to this agreement.

20. Subsequent Events

The Company has evaluated subsequent events through August 12, 2024, the date these consolidated financial statements were available to be issued. The Company did not identify any material subsequent events that required recognition or additional disclosure in these consolidated financial statements except for the following:

On July 30, 2024, the Company was acquired by Acuren Corporation (f/k/a Admiral Acquisition Limited (“Admiral”)), a London Stock Exchange Group PLC listed acquisition vehicle, for approximately $1.85 billion.

On June 20, 2024 (the “Modification Date”), the Company’s Board of Directors decided to accelerate the vesting of all outstanding stock options held by its Canadian employees and make them fully exercisable effective as of June 20, 2024. Stock options that were impacted consisted of 161,144 shares of Tranche A Options, 77,436 shares of Tranche B Options and 28,824 shares of Tranche C Options. The Company applied the modification accounting under ASC 718 and accounted for the change to the vesting condition of Tranche A Options as a Type I (Probable-to-Probable) modification and the change to Tranche B and C Options as a Type III (Improbable-to-Probable) modification. On the Modification Date, unrecognized compensation expense of $1.4 million related to Tranche A Options was immediately recognized. Additionally, the Company recognized compensation expenses of $14.9 million for the aggregated incremental fair value transferred to holders of Tranche A, B and C Options, measured as of the Modification date, as a result of the acceleration of their vesting.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

ASP Acuren Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(amounts in thousands, except share and per share data)

20. Subsequent Events (cont.)

On April 15, 2024, the Company acquired all of the outstanding stock of Advance Coating Solutions, Inc (“Advance”), a Canadian Company, for $2,902, net of cash acquired. Advance specializes in corrosion prevention and remediation solutions, across a wide range of end markets including Mining, Refining and Processing, Storage, and Pipelines. The Company has not finalized its accounting for this acquisition and will make appropriate adjustments to the purchase price allocation as valuations are completed.

On April 2, 2024, the Company acquired all of the outstanding stock of ADV Integrity, Inc (“ADV”), a company located in Magnolia, Texas, for $14,893, net of cash acquired. ADV is a provider of engineering, materials testing and analysis, and technology development. The Company has not finalized its accounting for this acquisition and will make appropriate adjustments to the purchase price allocation as valuations are completed.

On January 30, 2024, the Company acquired all of the outstanding stock of TriQuest Nondestructive Testing Corp. (“TriQuest”), a Canadian company, for $28,552, net of cash acquired. TriQuest provides a wide range of services including conventional and advanced NDT methods and visual inspection services, based in western Canada. The Company has not finalized its accounting for this acquisition and will make appropriate adjustments to the purchase price allocation as valuations are completed.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

APPENDIX A — ACUREN BVI AMENDED AND RESTATED MEMORANDUM
AND ARTICLES OF ASSOCIATION

[TO COME]

A-1

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

APPENDIX B — FORM OF NEW CERTIFICATE OF INCORPORATION OF ACUREN DELAWARE

[TO COME]

B-1

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

APPENDIX C — FORM OF NEW BYLAWS OF ACUREN DELAWARE

[TO COME]

C-1

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL permits a Delaware corporation, in its certificate of incorporation, to limit or eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.

Under Section 145 of the DGCL, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

As permitted by Section 102(b)(7) of the DGCL, the new Acuren Delaware certificate of incorporation will provide that no director of Acuren Delaware shall be liable to Acuren Delaware or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may be amended. This provision in the Acuren Delaware certificate of incorporation will not eliminate the directors’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director of Acuren Delaware may be subject to personal liability for breach of the director’s duty of loyalty to Acuren Delaware, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also will not affect a director’s responsibilities under any other applicable law, such as the United States federal securities laws or state or federal environmental laws.

The new Acuren Delaware bylaws will also provide that Acuren Delaware is required to indemnify and advance expenses to its present and former officers and directors to the fullest extent permitted by applicable law. For purposes of the indemnification and advancement rights described in this paragraph, references to Acuren Delaware include Acuren Corporation as incorporated under British Virgin Islands law prior to the continuance of its existence under Delaware law as Acuren Delaware.

Further, effective July 30, 2024, we entered into director indemnification agreements pursuant to which we agreed to additional indemnification and advancement procedures and protections for our directors.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1#

Agreement and Plan of Merger, dated as of May 21, 2024, by and among Admiral Acquisition Limited, AAL Merger Sub, Inc., ASP Acuren Holdings, Inc. and ASP Acuren Holdings Inc., as the stockholders’ representative

3.1**	Form of Certificate of Incorporation of Acuren Corporation.
3.2**	Form of Bylaws of Acuren Corporation.
4.1**	Specimen Common Stock certificate.
4.2**	Specimen Series A Preferred Stock certificate.
4.3**	Warrant Instrument, dated as of July 30, 2024, executed by Acuren Corporation (form of Warrant contained in Schedule I thereto).
5.1**	Opinion of Greenberg Traurig.
8.1**	Tax Opinion of Greenberg Traurig.
10.1†	Acuren Corporation 2024 Equity Incentive Plan.
10.2†	Form of Restricted Stock Unit Agreement (Non-Employee Directors) — Acuren Corporation 2024 Equity Incentive Plan.
10.3**†	Form of Restricted Stock Unit Agreement — Acuren Corporation 2024 Equity Incentive Plan.
10.4	Form of Director and Officer Indemnification Agreement.
10.5#

Credit Agreement, dated as of July 30, 2024, by and among ASP Acuren Holdings, Inc., as initial borrower, Acuren Corporation (f/k/a Admiral Acquisition Limited), as holdings, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent.

10.6

Pledge and Security Agreement, dated as of July 30, 2024, made by AAL Delaware HoldCo, Inc., ASP Acuren Holdings, Inc., Acuren Corporation, and the grantors from time to time party thereto in favor of Jefferies Finance LLC, as collateral agent.

10.7	Consulting Services Agreement, dated as of July 30, 2024, by and between Acuren Corporation and Mariposa Capital, LLC.
10.8#†

Placing Agreement, dated May 17, 2023, by and between Acuren Acquisition Limited, certain of its directors and founders, Mariposa Acquisition IX, LLC, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch.

10.9†	Form of Option Deeds.
21.1	List of subsidiaries of the registrant.
23.1**	Consent of PricewaterhouseCoopers LLP (ASP Acuren)
24.1	Powers of Attorney (included in the signature pages hereto)
107**	Filing Fee Table

____________

*        Previously filed.

**      To be filed by amendment.

†        Management contract or compensatory plan or arrangement.

#        Certain schedules to these agreements have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a copy of any schedule omitted from the agreements to the SEC upon request.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7)    The undersigned registrant hereby undertakes to supply, by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Confidential Treatment Requested by Acuren Corporation
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tomball, State of Texas, on [•], 2024.

Acuren Corporation
By:
Name:	Talman Pizzey
Title:	President and Chief Executive Officer
By:
Name:	Desiree DeStefano
Title:	Assistant Treasurer
(Authorized Representative in the United States)

Each of the undersigned hereby constitutes and appoints Talman Pizzey and Fiona E. Sutherland, and each of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary or advisable to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	President and Chief Executive Officer	[•], 2024
Talman Pizzey	(Principal Executive Officer)
	Chief Financial Officer	[•], 2024
Michael Grigsby	(Principal Financial Officer)
	Vice President and Corporate Controller	[•], 2024
Gina Lafferty	(Controller or Principal Accounting Officer)
	Co-Chairman of the Board of Directors	[•], 2024
Sir Martin E. Franklin
	Co-Chairman of the Board of Directors	[•], 2024
Robert A. E. Franklin
	Director	[•], 2024
Rory Cullinan
	Director	[•], 2024
Peter A. Hochfelder
	Director	[•], 2024
Antoinette C. Bush
	Director	[•], 2024
Elizabeth Meloy Hepding
	Director	[•], 2024
James E. Lillie

II-4